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07027462

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Insurance Australia Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

FILE NO. 82- 34821 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/22/07

IAG
Insurance Australia Group

24 August 2007

6-30-07
ARIS

Manager, Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
FINANCIAL RESULTS – YEAR ENDED 30 JUNE 2007

Attached for immediate release to the market is Insurance Australia Group Limited's Appendix 4E – Preliminary Final Report 30 June 2007.

The documents below will follow and be lodged separately:

1. Media Release
2. Investor Report – 30 June 2007
3. Investor Presentation Slides

Yours sincerely

Glenn Revell
Group Company Secretary

Insurance Australia
Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000
Australia

T +61 (0)2 9292 9222
www.iag.com.au

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

PRELIMINARY FINAL REPORT 30 JUNE 2007
APPENDIX 4E (ASX listing rule 4.3A)

<u>CONTENTS</u>

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Up/Down	% change	2007 $m	2006 $m
Revenue from ordinary activities	Up	13%	9,270	8,228
Profit from ordinary activities after tax attributable to shareholders	Down	27%	552	759
Net profit attributable to shareholders of Insurance Australia Group Limited	Down	27%	552	759

Dividends – ordinary shares	Amount per security	Franked amount per security
Final dividend	16 cents	16 cents
Interim dividend	13.5 cents	13.5 cents

The record date of the final dividend is 5th September 2007. The dividend will be paid on 8th October 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten. The last date of the receipt of an election notice for participation in the dividend reinvestment plan in relation to this final dividend is 5 September 2007.

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2007

APPENDIX 4E COMPLIANCE MATRIX

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
1. Details of the reporting period and the previous corresponding period	All financial data headings	-	
2. Key information in relation to the following. This information must be identified as "Results for announcement to the market". 2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities. 2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members. 2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members. 2.4 The amount per security and franked amount per security of final and interim dividends or a statement that it is not proposed to pay dividends. 2.5 The record date for determining entitlements to the dividends (if any). A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.	"Results for announcement to the market" page 1 Appendix 4E		
3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2007: • Income Statement • Notes to the financial statements - Summary of significant accounting policies - Analysis of income - Analysis of expenses - Income tax - Claims expense	 P.38 P.43 P.55 P.56 P.59 P.72	 Note 1 Note 3 Note 4 Note 6 Note 11 (a)

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2007

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
4. A statement of financial position together with notes to the statement. The statement of financial position may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals.	Attachment A: Financial report 30 June 2007:		
	• Balance Sheet	P.39	
	• Notes to the financial statements		
	- Assets – Reinsurance and other recoveries on outstanding claims	P.81	Note 12
	- Assets – Deferred acquisition costs	P.83	Note 13
	- Assets – Investments	P.84	Note 15
	- Assets – Trade and other receivables	P.85	Note 16
	- Assets – Deferred tax assets -	P.60	Note 6 (d)
	- Assets – Property, plant and equipment	P.86	Note 17
	- Assets – Intangible assets	P.87	Note 18
	- Assets – Goodwill	P.89	Note 19
	- Liabilities - Outstanding claims liability	P.75	Note 11 (c)
	- Liabilities – Unearned premium liability	P.83	Note 14
	- Liabilities – Trade and other payables	P.90	Note 20
	- Liabilities – Interest-bearing liabilities	P.91	Note 21
	- Reconciliation of total equity	P.96	Note 22
	- Minority interests	P.98	Note 22 (e)
	- Liabilities – Employee benefits provision	P.111	Note 27 (a)
5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard.	Attachment A: Financial report 30 June 2007:		
	• Cash Flow Statement	P.41	
	• Notes to the financial statements		
	- Reconciliation of cash	P.99	Note 23 (a)
	- Reconciliation of profit for the year to net cash flows from operating activities	P.100	Note 23 (b)
6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.	Attachment A: Financial report 30 June 2007:		
	• Notes to the financial statements		
	- Dividends	P.67	Note 9
	- Dividend franking account	P.68	Note 9 (e)
7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Attachment A: Financial report 30 June 2007:		
	• Notes to the financial statements		
	- Reconciliation of total equity	P.96	Note 22
	- Dividends	P.67	Note 9
	- Dividend franking account	P.68	Note 9 (e)
8. A statement of retained earnings showing movements.	Attachment A: Financial report 30 June 2007:		
	• Notes to the financial statements		
	- Retained earnings	P.97	Note 22 (d)

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2007

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
9. Net tangible assets per security with the comparative figure for the previous corresponding period.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Net tangible assets	P.138	Note 35
10. Details of entities over which control has been gained or lost during the period, including the following.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Acquisition and disposal of businesses	P.101	Note 24
10.1 Name of the entity. 10.2 The date of the gain or loss of control. 10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Acquisition of subsidiaries - Disposal of subsidiaries	P.101 P.105	Note 24 (a) Note 24 (c)
11. Details of associates and joint venture entities including the following. 11.1 Name of the associate or joint venture entity. 11.2 Details of the reporting entity's percentage holding in each of these entities. 11.3 Where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Details of joint ventures and associates - Details of subsidiaries	P.109 P.106	Note 26 Note 25
12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position.	Attachment A: Financial report 30 June 2007		
13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).	Not applicable		

INSURANCE AUSTRALIA GROUP LIMITED

APPENDIX 4E – PRELIMINARY FINAL REPORT 30 JUNE 2007

Appendix 4E disclosure requirements	Insurance Australia Group Appendix 4E	Page Number	Note Number
14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following.	Attachment A: Financial report 30 June 2007		
14.1 The earnings per security and the nature of any dilution aspects.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Earnings per share	P.66	Note 8
14.2 Returns to shareholders including distributions and buy backs.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Reconciliation of total equity - Dividends - Dividend franking account	P.96 P.67 P.68	Note 22 Note 9 Note 9 (e)
14.3 Significant features of operating performance.	Attachment A: Financial report 30 June 2007: • Directors' report	P.1	
14.4 The results of segments that are significant to an understanding of the business as a whole.	Attachment A: Financial report 30 June 2007: • Notes to the financial statements - Segment reporting	P.61	Note 7
14.5 A discussion of trends in performance.	Attachment A: Financial report 30 June 2007: • Directors' report - Operating and financial review	P.4	
14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.	Attachment A: Financial report 30 June 2007: • Directors' report • Notes to the financial statements - Events subsequent to reporting date	P.1 P.138	 Note 36
15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.	The financial report 30 June 2007 has been fully audited. • Independent auditor's report	P.140	
16. if the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable		

ATTACHMENT A

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

FINANCIAL REPORT – 30 JUNE 2007

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60 090 739 923
AND SUBSIDIARIES

FINANCIAL REPORT
FOR THE YEAR ENDED 30 JUNE 2007

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

The Directors present their report together with the financial report of Insurance Australia Group Limited and the consolidated financial report of Insurance Australia Group Limited and its subsidiaries for the financial year ended 30 June 2007 and the auditor's report thereon.

The following terminology is used throughout the financial report:

* IAG, Parent or Company - Insurance Australia Group Limited
* IAG Group, Group or Consolidated entity - the Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries.

Directors of Insurance Australia Group Limited

The names and details of the Company's Directors in office at any time during or since the end of the financial year are as follows. Directors were in office for the entire period unless otherwise stated.

Chairman:

Mr JA (James) Strong AO, age 63 - Independent non-executive Director

Mr James Strong was appointed Chairman of IAG in August 2001. He is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Strong is Chairman of Woolworths Limited, Rip Curl Group Pty Limited and the Australia Council for the Arts. He is also a Director of the Australian Grand Prix Corporation and a Director of Qantas Airways Limited.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council. Mr Strong has been admitted as a barrister and/or solicitor in various state jurisdictions in Australia.

In 2006 Mr Strong was made an Officer of the Order of Australia.

Directorships of other listed companies held in past 3 years

- Woolworths Limited - since 10 March 2000;
- IAG Finance (New Zealand) Limited - since 9 November 2004; and
- Qantas Airways Limited – since 1 July 2006.

Other directors:

Ms YA (Yasmin) Allen BCom, FAICD, age 43 - Independent non-executive Director

Ms Yasmin Allen was appointed as a Director of IAG in November 2004. She is a member of the IAG Nomination, Remuneration & Sustainability Committee and is a member of the IAG Audit Committee.

Ms Allen has had more than six years experience as a company director. She has extensive experience in strategic analysis, in investment banking, as an equities analyst and in senior management.

Ms Allen was previously a Vice President at Deutsche Bank AG, a Director at ANZ Investment Bank in Australia, an Associate Director at James Capel UK Ltd (HSBC Group) and a senior analyst at Kleinwort Benson plc Investment Bank in the UK.

Ms Allen is currently a Director of Macquarie Specialised Asset Management (and the Chair of its Audit Committee), Film Australia (and the Chair of its Audit Committee) and the Salvation Army Advisory Board. Ms Allen was previously a director of Export Finance & Insurance Corporation, Australia's export institution.

Directorships of other listed companies held in past 3 years

- None

Mr JF (John) Astbury FAICD, age 63 - Independent non-executive Director

Mr John Astbury was appointed as a Director of IAG in July 2000. He is Chairman of the IAG Audit Committee and is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has had a long career in banking and financial services in both the UK and Australia.

Directorships of other listed companies held in past 3 years

- Woolworths Limited - since 29 January 2004; and
- AMP Limited - since 1 September 2004.

Mr PM (Phillip) Colebatch age 62 - Independent non-executive Director

Mr Phillip Colebatch was appointed as a Director of IAG in January 2007.

Mr Colebatch, a UK-based Australian, is a non-executive director of the ASX listed Lend Lease Corporation Limited (appointed December 2005). He also holds directorships on the Board of Swiss Re Capital Markets Ltd, IAG UK Holdings Limited and has served on the Group Executive Boards of Swiss Re and Credit Suisse Group.

Before joining Swiss Re as Division Head, Capital Management and Advisory, he spent 17 years with the Credit Suisse Group where, in addition to his Executive Board position, he served as Group CFO and then as CEO of Credit Suisse Asset Management. He has also served as Head of European banking activities for Credit Suisse First Boston Limited.

He began his career with Citicorp in New York and has held a number of senior investment banking roles at Citicorp in Asia and the UK. He has a Doctorate in Business Administration from Harvard University, a Master of Science from the Massachusetts Institute of Technology and an Undergraduate degree from the University of Adelaide.

Directorships of other listed companies held in past 3 years

- Lend Lease Corporation Limited - since December 2005.

Mr GA (Geoffrey) Cousins age 64 - Independent non-executive Director

Mr Geoffrey Cousins was appointed as a Director of IAG in July 2000. He is a member of the IAG Audit Committee.

Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. He was also a consultant to the Prime Minister for a number of years.

Mr Cousins is a Director of Telstra Corporation Limited.

Directorships of other listed companies held in past 3 years

- Telstra Corporation Limited - since 14 November 2006.
- Globe International Limited - from 24 May 2001 to 3 March 2003.

Mr ND (Neil) Hamilton LLB, age 55 - Independent non-executive Director

Mr Neil Hamilton was appointed as a Director of IAG in June 2000 and as a Director of Insurance Australia Limited (formerly NRMA Insurance Limited) in 1999. He is a member of the IAG Risk Management & Compliance Committee.

Mr Hamilton is the Chairman of IRESS Market Technology Limited, Mount Gibson Iron Limited and Integrated Group Limited and a Director of Programmed Maintenance Services Limited. He was formerly the Chairman of Western Power Corporation.

Directorships of other listed companies held in past 3 years

- IRESS Market Technology Limited - since 15 September 2000;
- Sons of Gwalia Ltd – from 19 January 2004 to 28 January 2005; and
- Chieftain Securities Limited - from 12 June 2002 to 19 November 2004.

Mr RA (Rowan) Ross BEc, BCom, FCPA, SF Fin, age 58 - Independent non-executive Director

Mr Rowan Ross was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and is a member of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 35 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

Directorships of other listed companies held in past 3 years

- Macquarie Capital Alliance Limited - since 25 January 2005; and
- IAG Finance (New Zealand) Limited - since 9 November 2004.

Mr B (Brian) Schwartz FCA, AM, age 55 - Independent non-executive Director

Mr Brian Schwartz was appointed a Director of IAG effective January 2005. He is a member of the IAG Risk Management & Compliance Committee and the Chairman of the IAG Nomination, Remuneration & Sustainability Committee.

Mr Schwartz is the Chief Executive of Investec Bank (Australia) Limited. Prior to this he was with Ernst & Young Australia (1979 – 2004), becoming its Chief Executive in 1998. He was a member of Ernst & Young's global board and Managing Partner of the Oceania region.

Mr Schwartz serves as a Trustee and Vice President of The Australian Museum; and Deputy Chairman of the Board of the Football Federation of Australia Limited. He was appointed a Member of the Order of Australia in 2004 for his services to business and the community.

Directorships of other listed companies held in past 3 years

- None

Mr MJ (Michael) Hawker BSc, FAICD, FAIM, SF Fin, age 47 - Chief Executive Officer and Managing Director

Mr Michael Hawker was appointed Managing Director and Chief Executive Officer of IAG in December 2001.

In 2006 Mr Hawker was awarded Insurance Personality of the Year at the Australian and New Zealand Insurance Industry Awards, and Leader of the Year at the Human Capital Leadership Awards. He was one of the Australian Financial Review's 'True Leaders' in 2005 and 2004 and was awarded the Australian Banking & Finance Magazine Best Insurance Executive Award in 2004 and 2003, and Banker of the Year Award in 2000.

Before joining IAG, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation and was listed by Euromoney as one of the top 50 bankers under the age of 40. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is the immediate Past President of the Insurance Council of Australia; a Member of the Financial Sector Advisory Council; Chairman of the Australian Business in the Community Network; Member of the Business Council of Australia; Member of the Business Roundtable for Sustainable Development; and Member of the Australian Business and Arts Foundation (AbaF). He was previously Chairman of the Australian Financial Markets Association; Director of the Australian Chamber of Commerce and Industry; Member of the Federal Treasurer's Consumer and Financial Literacy Council; an Advisory Board Member of the Australian Graduate School of Management and an Advisory Board Member for the Police Commissioner of NSW.

Directorships of other listed companies held in past 3 years

- IAG Finance (New Zealand) Limited - since 9 November 2004.

Secretaries of Insurance Australia Group Limited

Ms AB (Anne) O'Driscoll FCA, ANZIIF (Fellow), GAICD

Ms Anne O'Driscoll is the Company Secretary and Head of Valuations & Capital Planning. Before this appointment, Ms O'Driscoll has held a number of senior positions in the IAG Group, including the position of Group Company Secretary, Head of Investor Relations and General Manager, Finance.

Mr GD (Glenn) Revell BCom, MBus, FCPA, FCIS, GAICD

Mr Revell was appointed Group Company Secretary in August 2006. Before this appointment, Mr Revell held the position of Company Secretary in the IAG Group. Prior to joining IAG, he held the position of General Manager Corporate Affairs & Company Secretary of Howard Smith Limited for eight years.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Meetings of directors

The number of meetings each Director was eligible to attend and actually attended during the financial year is summarised as follows:

	Board of Directors		IAG Audit Committee		IAG Nomination, Remuneration & Sustainability Committee		Risk Management & Compliance Committee		IAG Board Sub-Committee		IAG Due Diligence Funding Committee	
Total number of meetings held	16		5		4		6		3		5	
Directors	A	B	A	B	A	B	A	B	A	B	A	B
Mr JA Strong	16	16	-	-	4	4	-	-	2	2	-	-
Ms YA Allen	16	15	2	2	2	2	3	3	1	1	5	5
Mr JF Astbury	16	15	5	5	4	4	-	-	-	-	-	-
Mr PM Colebatch*	6	6	-	-	-	-	-	-	-	-	-	-
Mr GA Cousins**	16	14	5	5	-	-	-	-	-	-	-	-
Mr ND Hamilton	16	15	-	-	-	-	6	6	-	-	5	5
Mr RA Ross	16	16	-	-	4	4	6	6	-	-	-	-
Mr B Schwartz	16	16	3	3	2	2	3	3	-	-	-	-
Mr MJ Hawker	16	15	-	-	-	-	-	-	3	3	5	-

A - Meetings eligible to attend as a member

B - Meetings attended as a member

* Mr PM Colebatch was appointed a Director on 1 January 2007.

** Mr GA Cousins was granted a leave of absence by the Board from 23 May 2006 to 31 July 2006.

Principal activities

The principal continuing activities of the IAG Group are the underwriting of general insurance and related corporate services and investing activities.

Operating and financial review

Operating result for the financial year

The IAG Group's net profit after tax for the financial year was $629 million (2006 - $862 million). After adjusting for minority interests in the IAG Group result, net profit attributable to the shareholders of the Company was $552 million (2006 - $759 million). The IAG Group made its entry in the United Kingdom ("UK") market in the 2007 financial year through its acquisitions of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") announced on 29 September 2006 and EIG (Investments) Limited ("Equity Insurance Group") completed on 8 January 2007.

Underwriting result

The IAG Group produced an underwriting profit before investment income on technical reserves of $407 million (2006 - $533 million). The underwriting profit is affected by interest rate movements which change the discount rate applicable to claims reserves. In 2007, this resulted in a decrease in claims expense by $78 million compared to a decrease of $107 million in 2006. On an immunised basis (ie excluding the impact of the change in discount rates), the loss ratio was 67.5% (2006 – 65.3%) and the combined ratio was 95.1% (2006 – 93.1%). The expense ratio remained stable at 27.6% (2006 – 27.7%).

The insurance profit of $767 million (2006 - $843 million), which equates to an insurance margin of 11.4% (2006 – 13.7%), was achieved despite challenging market conditions including the effect of June 2007 storms in New South Wales ("NSW") (estimated to be Australia's third largest insured loss event) and the UK floods, challenging market conditions in UK private motor lines, higher underwriting expenses in New Zealand due to the systems upgrade and lower active investment returns. All these items more than offset the continued strong performance of the IAG Group's Australian long-tail business classes.

In the following discussion of underwriting result by business segment the Australian personal and commercial lines and the New Zealand insurance operations incorporate the allocation of the result of the IAG Group's captive reinsurer on a line by line basis.

Operating and financial review (continued)

(a) Australian personal lines insurance operations

The personal lines insurance operations produced an insurance margin of 11.2% for the financial year (2006 – 12.4%). The decline in the insurance margin is attributable to increased claims frequency as a result of storms and unfavourable weather experience affecting the short-tail portfolio which has been offset by the reserve releases from the long-tail portfolio.

Gross written premium increased by 1.3% to $3,909 million (2006 - $3,860 million), due to strong performance in short-tail products of 3.3% increase versus a 2.6% decline in the prior year. This is offset by the lower average premium in the NSW Compulsory Third Party ("CTP") portfolio mainly due to the lower privately underwritten risk as a result of the introduction of the Life Time Care and Support Scheme early in the financial year.

(b) Australian commercial lines insurance operations

The commercial lines insurance operations produced an insurance margin of 18.1% for the financial year (2006 – 17.0%). The increase in the margin over the prior year was due to favourable claims experience in liability classes. This was against the backdrop of increased competition and the softer market conditions.

Gross written premium increased by 2.7% to $1,580 million (2006 - $1,539 million), despite strong competition in a softening rate environment, by improving retention rates.

Fee based income produced a profit of $65 million (2006 – $8 million). The significant turn around was due to incentive payments on the non-risk workers' compensation scheme in Victoria and NSW. The premium funding business continued to generate profits.

(c) International insurance operations

New Zealand insurance operations:

The New Zealand insurance operations produced an insurance margin of 10.0% for the financial year (2006 – 14.5%). The decrease in the insurance margin was mainly attributable to strong competition amongst consolidated players and the increase in direct costs associated with the new technology platform.

Gross written premium decreased by 0.4% to $968 million (2006 - $971 million), the reduction being entirely attributable to the depreciation of the New Zealand dollar. In New Zealand dollar terms, the New Zealand operations achieved growth in gross written premium of 2.1%.

Thailand insurance operations:

Gross written premium for the financial year was $168 million (2006 - $65 million). The growth reflects both underlying portfolio growth and a full year's business for Safety Insurance (consolidated since April 2006). The IAG Group has identified and implemented initiatives to capitalise on growth relevant to the Thailand insurance market, including introducing new products, skills, technology and distribution strategies.

AmAssurance, Malaysia:

The profit contribution from IAG Group's 30% share of AmAssurance (an associate company) was $7 million compared to $2 million in 2006. The profit contribution in 2007 was for a full year compared to 3 months in 2006.

Reinsurance operations:

The international reinsurance operations generated gross written premium of $31 million for the financial year. The reinsurance operations segment result, which includes both intragroup and third party business underwritten by IAG Re Labuan and Alba (Lloyd's syndicate 4455), commenced operations in July 2006 and their results include setup costs. The major impact on the international reinsurance business was the June 2007 UK flood claims which resulted in a net loss of $25 million.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Operating and financial review (continued)

European operations:

The IAG Group entered the European insurance market via the acquisitions of Hastings, Advantage and Equity Insurance Group. Hastings is a UK based personal lines broker operating for close to 10 years. Advantage is a Gibraltar based licensed underwriter which has had common ownership with Hastings for approximately 4 years. It writes motor insurance (including motorcycle) and sources most of its premium from Hastings as a panel underwriter. Equity Insurance Group is a UK based direct insurer with its core insurance underwriting operations being its Lloyd's Equity Red Star Motor Syndicate 218.

Gross written premium for the financial year from the dates of acquisition was $725 million. The UK business generated an insurance margin of 5.1% and insurance profit of $30 million.

The European operations also generated fee income from the broking business and Lloyd's syndicate administration in the United Kingdom. This business generated a net income of $18 million for the year.

(d) Corporate and investments

Investment income on corporate and equity holders' funds (net of investment expenses) decreased by 40.6% to $319 million. The decrease was due to:

- the decision to reduce the IAG Group's holdings of equities backing the equity holders fund in favour of cash and fixed income securities such that fixed income securities as at 30 June 2007 represent around 57% of the equity holders fund with a target benchmark of 55%; and
- lower active returns in all the major asset classes, particularly Australian equities, in the current financial year.

The net corporate expenses have increased by $90 million (54%) to $258 million. This increase was mainly attributable to the:

- increase in borrowing costs by $33 million in the current financial year due to the raising of debt for the UK acquisitions;
- increase in the amortisation of acquired intangible assets by $47 million; and
- increase in head office costs by $10 million due to increased merger and acquisition activities.

Review of financial condition

(a) Financial position

(i) Assets

The total assets of the IAG Group as at 30 June 2007 are $21,610 million (2006 - $16,972 million). The increase is mainly attributable to the acquisitions of Hastings, Advantage and Equity Insurance Group during the current financial year and the funds raised for these acquisitions. The funds raised were as follows:

- issue of ordinary shares of $1,098 million (net of expenses and income tax); and
- issue of GBP subordinated term notes to the face value of $625 million (GBP 250 million).

Other factors contributing to the increase in total assets were:

- net profit after income tax generated from operations of $629 million during the financial year;
- the acquisition of Alba in July 2006 and Open & Direct Insurance Services Limited in January 2007;
- increase in actuarial gains on the Australian defined benefit superannuation plan during the financial year resulting in the recognition of a defined benefit superannuation asset of $62 million; and
- the impact of the stronger New Zealand dollar spot rate as at 30 June 2007 compared to the corresponding spot rate as at 30 June 2006 on New Zealand assets.

Offsetting these increases to some extent was the weakening of the British Pound during the period since the first UK acquisition and its impact on the UK assets.

Operating and financial review (continued)

(ii) Liabilities

The total liabilities of the IAG Group as at 30 June 2007 are $16,778 million (2006 - $13,301 million) with the major component being general insurance liabilities of $12,775 million (2006 – $10,419 million), which includes the effect from the acquisitions of Hastings, Advantage, Equity Insurance Group and Alba during the financial year. The increase in other liabilities is mainly attributable to the:

- issue of GBP subordinated term notes to the face value of $625 million (GBP 250 million); and
- impact of the stronger New Zealand dollar spot rate as at 30 June 2007 compared to the corresponding spot rate as at 30 June 2006 on New Zealand liabilities.

Offsetting these increases to some extent was the weakening of the British Pound during the period since our first UK acquisition and its impact on the UK liabilities.

(iii) Equity

Equity was mainly impacted by the following activities during the financial year:

Increase:

- issue of ordinary shares of $1,098 million (net of expenses and income tax); and
- net profit of $629 million.

Decrease:

- payment of the 2006 final and 2007 interim dividends totalling $492 million.

(b) Cash from operations

(i) Cash flows from operating activities

Cash flows from operating activities have increased by 3.6% to $401 million. The increase is mainly attributable to the cash flows generated from the newly acquired entities Hastings, Advantage and Equity Insurance Group. Excluding the impact of net cash inflows of $70 million from these acquisitions and related funding costs, cash flows from operating activities decreased by $56 million mainly due to an increase in claims costs paid as a result of increased storm frequency and severity.

These were offset to some extent by the following:

- the turn around in the domestic personal written premium received was offset by the decrease in premium receipts in the NSW CTP portfolio due to the implementation of the Life Time Care and Support Scheme in October 2006 and the impact of weaker average New Zealand exchange rate on New Zealand premium received;
- decrease in income taxes paid compared to prior period. The prior period included payments for both 2005 and 2006 tax years due to timing of tax instalments paid; and
- net increase in investment income yield as a result of a change in investment strategy to increase cash and fixed interest securities and reduce equity investment holdings.

(ii) Cash flows from investing activities

Cash flows from investing activities have decreased by $946 million to a net outflow of $124 million. The decrease is largely attributable to the cash outflow of $446 million (net of cash acquired) for the acquisitions of subsidiaries during the financial year, investing activities of the newly acquired entities and investing $294 million from the net proceeds from the issue of the GBP subordinated term notes in short term investments.

Operating and financial review (continued)

(iii) Cash flows from financing activities

Cash flows from financing activities have increased by $1,110 million to a net inflow of $173 million. This increase is attributable to:

- $350 million short term notes issued for the acquisition of Hastings and Advantage;
- $619 million raised from the issue of GBP subordinated term notes (net of discount);
- $1,093 million raised from the issue of ordinary shares (net of transaction costs only) including the fully underwritten 2007 interim dividend of $237 million;
- net outflow of $13 million from the net redemption of units in IAG controlled trusts in the financial year compared to a net redemption of $136 million in 2006; and
- decrease in dividends paid due to the payment of a special dividend in 2006 of $201 million.

These were offset to some extent by the following:

- repayment of the short term notes and the perpetual subordinated loan totalling $352 million compared to a repayment of NZD senior term notes of $46 million in 2006.

(c) Capital adequacy / minimum capital requirements

The IAG Group minimum capital requirement ("MCR") multiple, calculated by applying Australian Prudential Regulation Authority standards for individual licensed insurers to the consolidated results, is 1.67 times as at 30 June 2007 (2006 – 1.83 times). The decrease in the MCR multiple is mainly attributable to the increase in the MCR due to the acquisitions in the UK during the financial year.

The multiple remains above the IAG Group's current benchmark multiple of 1.55 times MCR.

Further information on the IAG Group's result and review of operations can be found in the 30 June 2007 Investor Report on IAG's website, www.iag.com.au.

Likely developments

Insurance and investment operations are, by their nature, volatile due to the exposure to natural disasters and industry cycles and thus profit predictions are difficult.

The IAG Group expects to continue to grow gross written premium by around 10-12% in the 2008 financial year and deliver a return on equity (normalised for investment returns and excluding amortisation of intangible assets) of at least 1.5 times weighted average cost of capital ("WACC") – subject to no material movement in foreign exchange rates, no catastrophes or large losses beyond our allowances and no major falls in bond values.

Following the improved gross written premium trends in the second half of the current financial year, the reinvigorated Australian personal lines and New Zealand businesses are well positioned to continue to deliver quality returns in competitive markets.

In the IAG Australian commercial lines business the current level of reserve releases is unlikely to be maintained in the medium term. The business is selectively withdrawing capacity from certain short-tail product lines if it is unable to earn an appropriate rate of return for the risks underwritten.

A significantly improved financial contribution from the European business is expected as premium rate increases flow into the earned premium and further cost synergies are captured. It is expected that rates will continue to rise as insurers seek to restore margins in an environment of increasing claims cost.

The IAG Group continues to investigate potential bolt-on acquisition opportunities, both in the countries in which it is operating and in other regions, to progress its strategy of growing and diversifying its earnings streams in a shareholder accretive fashion and remains focused on motor led propositions.

The IAG Group expects the 2008 financial year dividend will be unchanged from the 2007 financial year. This is because the IAG Group expects additional earnings will be retained to enable the IAG Group to continue its planned expansion to create shareholder value.

Dividends

Details of dividends paid or declared by the Company are set out in note 9.

Significant changes in state of affairs

Significant changes in the state of affairs of the IAG Group during the financial year were as follows:

(a) Effective from 3 July 2006 the IAG Group acquired a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asian business. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed;

(b) Effective 29 September 2006 the IAG Group acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom;

(c) Effective 8 January 2007 the IAG Group acquired 100% of the share capital of EIG (Investments) Limited the holding company of the Equity Insurance Group. Equity Insurance Group is the UK's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate;

(d) During the financial year, IAG and IAG Group raised additional share capital and various forms of long-term debt to fund the acquisition of Equity Insurance Group:

- $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006);
- GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short-term notes raised for the acquisition of Hastings and Advantage;
- $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007); and
- GBP37 million ($93 million) of unsecured notes issued.

Events subsequent to reporting date

Detail of matters subsequent to the end of the financial year are set out in note 36. These include:

- Declaration of final dividend of 16 cents per ordinary share; and
- Sale of premium funding business.

Officers who were previously partners of the auditors

No officers of the IAG Group who have been a partner of KPMG, the Company's auditor, were appointed during the financial year.

Non-audit services

During the financial year, KPMG has performed certain other services for the IAG Group in addition to their statutory duties.

The Directors have considered the non-audit services provided during the financial year by KPMG and, in accordance with written advice provided by resolution of the Audit Committee, are satisfied that the provision of those non-audit services by the IAG Group's auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit assignments were approved in accordance with the process set out in the IAG Audit Committee Charter ("Charter") on the agreed framework for engaging auditors for non-audit services; and
- The non-audit services provided do not undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants of the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

The level of fees for total non-audit services amount to approximately 22.9% of total audit fees paid to KPMG (refer to note 5 to the financial statements for further details on costs incurred on individual non-audit assignments.)

Lead auditor's independence declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 37 and forms part of the Directors' report for the year ended 30 June 2007.

Indemnification and insurance of directors and officers

The Company's constitution contains an indemnity in favour of every person who is or has been:

(a) a Director of the Company or a subsidiary of the Company;

(b) a secretary of the Company or of a subsidiary of the Company; or

(c) a person making, or participating in making, decisions that affect the whole or a substantial part of the business of the Company or of a subsidiary of the Company; or

(d) a person having the capacity to affect significantly the financial standing of the Company or of a subsidiary of the Company.

The indemnity applies to liabilities incurred by the person in the relevant capacity (except a liability for legal costs). That indemnity also applies to legal costs incurred in defending or resisting certain legal proceedings. The indemnity does not apply where the Company is forbidden by statute or, if given, would be made void by statute.

In addition, the Company has granted deeds of indemnity to certain current and former Directors and secretaries and members of senior management of the Company and its subsidiaries and associated companies. Under these deeds, the Company indemnifies, to the maximum extent permitted by the law, the former or current Directors or secretaries or members of senior management against liabilities incurred by the person in the relevant capacity. The indemnity does not apply where the liability is owed to the Company or any of its subsidiaries or associated companies, or (in general terms) where the liability arises out of a lack of good faith, wilful misconduct, gross negligence, reckless misbehavior or fraud. Under each deed, the Company is also required to maintain and pay the premiums on a contract of insurance covering the current or former Directors or members of senior management against liabilities incurred in respect of the relevant office except as precluded by law.

The insurance must be maintained until the seventh anniversary after the date when the relevant person ceases to hold office. Disclosure of the insurance premiums and the nature of liabilities covered by such insurance is prohibited by the relevant contract of insurance.

Environmental regulation

The IAG Group's operations are subject to environmental regulations under either Commonwealth or State legislation. These regulations do not have a significant impact on the IAG Group's operations. The Board of Directors believes that the IAG Group has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the IAG Group.

Remuneration Report

This report outlines IAG's remuneration policies and practices and provides details of the remuneration of the IAG directors (including the Chief Executive Officer and Managing Director) and the senior executives having the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group. This group is known as IAG key management personnel ("KMP").

The Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with the Australian Accounting Standard *AASB 124 Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

This report provides the disclosures which meet the remuneration reporting requirements of the Corporations Act 2001 and AASB 124. The term "remuneration" used in this report has the same meaning as "compensation" as prescribed in AASB 124.

Nomination, Remuneration & Sustainability Committee

The role and responsibilities of the Nomination, Remuneration & Sustainability Committee ("Committee" or "NRSC") are set out in the Committee's charter which is available at www.iag.com.au. The key responsibilities of the NRSC in relation to remuneration are to:

(a) provide assurance to the Board relating to the effectiveness, integrity and compliance of the Company's remuneration policies and practices; and

(b) ensure the overall remuneration policy and approach fits the strategic goals of IAG.

The Chief Executive Officer ("CEO"), Group Executive Culture & Reputation and Group Head of People & Culture regularly attend Committee meetings and assist the Committee in its deliberations.

The Committee receives reports from Egan Associates, Mercer Human Resources Consulting, PricewaterhouseCoopers and various other consultants on remuneration for executives and directors.

Remuneration Report - audited information

A. Executives

1. Executive remuneration policy

IAG's approach to executive remuneration is to ensure that IAG can attract and retain the best people and reward performance in line with returns delivered to shareholders. Building and retaining a high quality management team will enable IAG to achieve superior long term performance.

The principles that underpin IAG's approach to executive remuneration are that:

- the remuneration offering is sufficiently competitive to attract and retain a high calibre executive team;
- remuneration practices are consistent with IAG's values;
- the mix of fixed and variable remuneration reflects the impact of each executive position on IAG's short term and long term results;
- remuneration practices will help drive business objectives and motivate employees to perform at the highest level; and
- measures of performance are based on a balanced scorecard with a focus on the delivery of sustainable value to our shareholders.

IAG aims to set base pay around the median of the market. Total reward outcomes (which includes short and long term incentives) may be at the 75th percentile or above depending on individual performance and IAG's results. For Australian based executives, market positioning is determined by reference to a number of comparator groups, including the largest 50 companies in the S&P/ASX 100 index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 index. Relevant local market comparator groups are used for executives located overseas.

2. Significant changes to executive remuneration

The Deferred Award Rights ("DARs") plan was introduced in the current financial year ended 30 June 2007 to ensure that IAG's executive remuneration offering had an element designed to retain key executives. Each DAR is a right to acquire one ordinary IAG share, subject to continued employment with the IAG Group for a period (generally between 2 and 3 years) determined by the Board. Other elements of executive remuneration were adjusted to ensure that the DARs plan was implemented without increasing overall expenditure on executive remuneration.

During the year DARs grants were made to executives as part of the long term incentive allocation process. Grants of DARs were based on an assessment of the executive's performance, leadership capability and strategic impact. In future years, grants of DARs will be used as a deferred short term incentive ("STI"), such that executives will receive a portion of their STI as cash and a portion in the form of DARs. In addition, awards of DARs will be used as a means of retaining key employees below executive level.

Note 28 of the financial statements sets out further details of the DARs plan.

3. Executive remuneration structure

Executive remuneration consists of four components:

- base salary;
- superannuation;
- short term incentives; and
- share based remuneration (short term and long term incentives).

(a) Base salary

Base salary is defined as the total value of components that make up an executive's salary. Components are cash, salary sacrifice items such as superannuation, cars or parking and any related taxes. Base salary is determined by a review of job size, internal relativities and market benchmarking. Mercer Human Resources Consulting provides advice on job responsibility and market benchmarking. The comparator groups for market benchmarking are the largest 50 companies in the S&P/ASX 100 index and financial services companies that are among the largest 50 companies in the S&P/ASX 100 index. Base salary is targeted at the median of the market. Unless there has been a significant change in job responsibility, increases in base salary generally do not exceed external market movements.

(b) Superannuation

Executives are members of defined contribution superannuation plans. The contribution rates are consistent with the contribution provided to other employees of IAG in the country in which the executive is based.

(c) Short term incentives

Short term incentives ("STI") are used to motivate and reward performance, typically over a one year period. Payments are based on both IAG's performance and achievement of individual goals.

Remuneration Report - audited information (continued)

A. Executives (continued)

3. Executive remuneration structure (continued)
(c) Short term incentives (continued)

IAG uses a balanced scorecard for setting goals and measuring performance. This ensures that assessment of performance is viewed holistically and assists the development of a sustainable business that meets the performance expectations of IAG's shareholders, stakeholders and the communities in which it conducts its business.

The balanced scorecard sets goals under the following broad categories:

- financial;
- customer;
- people management; and
- risk.

At the commencement of each financial year, financial and non-financial goals are set for each executive. Goals may be those specified in the tables below or goals that are more specifically related to the executive's role. The goals set are stretch goals and are designed to encourage executives to strive for exceptional performance. At the end of the financial year the amount of any incentive payment is determined based on measured achievement against those goals and a review of the executive's overall performance by the CEO and NRSC. The NRSC reviews the performance of the CEO and makes a recommendation to the Board in relation to any incentive payment for the CEO. The NRSC and Board have an overriding discretion to determine short tem incentive payments and will only approve payments when the goals are achieved in the context of the IAG Group's strategy and risk appetite (eg. risk of ruin parameters and business mix) as approved by the Board.

Short term incentives can be settled as cash and as DARs.

The following table is a summary of key financial goals that are used to assess performance at the IAG Group level:

Category	Goal	Reason Chosen	Method of Assessment	Outcome
Financial	Return on equity	Measures the profitability of the core business of IAG	Comparison of achievement against target	Not Met
Financial	Growth in net written premium	Measures the "top line" growth of IAG's business.	Comparison of achievement against target	Met

The following table is a summary of typical non-financial goals that are used to assess performance at both IAG Group and business unit level:

Category	Goal	Reason Chosen	Method of Assessment
Customer	Improvement in customer satisfaction measures	Meeting or exceeding customer expectations is a key part of establishing and maintaining competitive advantage.	Outcome of customer satisfaction surveys and measurement of customer retention rates compared to outcomes from previous years
Risk	Improvement in risk management behaviours	Positive risk management behaviour in relation to prevention, detection and recovery from operational risks and issues is critical for a sustainable business	Increased employee awareness of risk prevention, detection and recovery compared to target set at the start of the year
People management	Employee engagement score target	Measures how engaged employees are with IAG's purpose, strategy and goals	Outcome of annual employee survey compared to target set at the start of the year
People management	Reduction in employee turnover	A solid employee base is critical for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of outcome achieved against target set at the start of the year
People management	Reduction in workers' compensation claims per million hours worked	A safe work environment and the well being of employees is vital for growing IAG's business for the benefit of customers, shareholders and the wider community	Comparison of reduction achieved against target set at the start of the year

The methods of assessment have been selected as they can be objectively measured and verified.

Actual short term incentive payments made to executives for the year ended 30 June 2007 reflect the degree of achievement against these goals and the degree of achievement against each individual executive's goals.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

A. Executives (continued)

3. Executive remuneration structure (continued)

(d) Share based remuneration (short term and long term incentives)

To strengthen alignment between the interests of executives and those of shareholders a significant portion of executive remuneration is delivered in the form of rights over IAG shares. The DARs Plan and PARs Plan create a direct link between the delivery of value to shareholders and remuneration of executives. Note 28(b) of the financial statements sets out further details of the DARs and PARs Plan.

(i) DARs Plan

DARs are rights over issued shares held by a trustee. The rights are granted at no cost to the executives and may be exercised for a nominal price at a future date determined by the Board. Generally, DARs only vest and can be exercised, if the executive remains employed with the IAG Group.

(ii) PARs Plan

The Performance Award Rights ("PARs") Plan is used to deliver long term incentives.

PARs are rights over issued shares held by a trustee. The rights are granted at no cost to executives and may be exercised for a nominal price if a performance hurdle related to IAG's Total Shareholder Return ("TSR") is met.

Details of the terms of allocations made to executives under the PARs Plan, including those allocations that at the date of this report are partially exercisable or not exercisable, are summarised below:

Plan	PARs Plan 2002/2003 - Series 1	PARs Plan 2003/2004 - Series 2	PARs Plan 2004/2005 - Series 3	PARs Plan 2005/2006 - Series 4	PARs Plan 2006/2007 - Series 5
Grant Date	24/12/2002	22/09/2003 10/12/2003 26/03/2004	17/09/2004 30/11/2004	19/09/2005 30/11/2005 22/03/2006	19/12/2006 13/03/2007
Performance Period Definition(i)	3-5 years from Grant Date	3-5 years from Base Date(ii)	3-5 years from Base Date(ii)	3-5 years from Base Date(ii)	3-5 years from Base Date(ii)
IAG share price at base date ($)	2.92	3.90	5.08	5.87	5.29
Performance Hurdle Test Schedule	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period	Quarterly - Last trading day of each calendar quarter in Performance Period
First Day Test	30/12/2005	29/09/2006	28/09/2007	30/09/2008	30/09/2009
Last Day Test	28/09/2007	30/06/2008	30/06/2009	30/06/2010	30/09/2011
Performance Hurdle Achievement	Partially achieved, 56% of PARs are exercisable	Not achieved			
Last Exercise Date *(Continuing employees only)*	24/12/2012	22/09/2013 10/12/2013 26/03/2014	17/09/2014 30/11/2014	19/09/2015 30/11/2015 22/03/2016	19/12/2016 13/03/2017

The table below applies to all the PAR Plan disclosed above:

TSR Performance Condition	IAG TSR compared to a Peer Group of companies. The Peer Group comprises the companies in the S&P/ASX 100 index with such inclusions and exclusions as the Board may determine.
Vesting Schedule	<50th percentile - 0% vesting = 50th percentile - 50% vesting >=75th percentile - 100% vesting The percentage of PARs which vest and become exercisable increases proportionately where IAG's performance ranks between the 50th and 75th percentile

Notes:

(i) The performance period will be shortened if the employee ceases employment with the IAG Group due to redundancy or in other special circumstances.

(ii) The Base Date is the date which is the second trading day after the date on which IAG's financial results for the twelve month period ending on the 30 June that immediately precedes the Grant Date are announced to the ASX.

Remuneration Report - audited information (continued)

A. Executives (continued)

3. Executive remuneration structure (continued)
(d) Share based remuneration (short term and long term incentives) (continued)

Performance Hurdle Testing

The performance hurdle is tested quarterly during the period that is between 3 and 5 years from the Base Date. On each test day, the TSR performance hurdle is measured from the Base Date to the test date, which means that any period of poor TSR performance following the Base Date is always included in the TSR measurement. PARs vest on a test day if IAG's TSR is at or above the 50th percentile of the Peer Group of companies with vesting increasing on subsequent test days only if the TSR ranking has improved. This approach to performance hurdle testing ensures that executives strive to deliver TSR performance over the full five year period.

Vesting of PARs on takeover

Under the PARs Plan the Board has discretion to determine if and when PARs vest if a takeover bid is made for the Company. In exercising this discretion the Board would consider issues such as the objectives of the PARs Plan and the circumstances surrounding the takeover.

Restrictions on dealing in IAG securities

In addition to legal requirements that prevent any person from dealing in IAG securities when in possession of undisclosed price sensitive information, the Board has implemented a policy that prohibits directors, executives and other designated senior managers from:

- dealing in IAG securities when in possession of price sensitive information;
- short term or speculative trading in IAG securities;
- transactions that limit economic risk associated with unvested entitlements to IAG securities (including PARs and DARs); and
- any trading in IAG securities without prior approval of the NRSC.

4. Relationship between executive reward and IAG's performance

A significant component of executive remuneration is "at risk" which ensures a direct link between IAG's performance and reward for executives. For further details of the percentage of "at risk" remuneration, refer to the table in section 7.

The payment of short term incentives is directly linked to IAG's performance over the previous year based on a balanced scorecard of measures, which includes measures of profitability and growth in IAG's core business. For the 2006/2007 year one of the two IAG financial goals was met. Non-financial measures are also used as they are lead indicators of delivering future value for shareholders.

The use of share based remuneration creates a direct link between return to shareholders and executive reward. The introduction of the DARs Plan has strengthened the link between the return to shareholders and executive reward as the value of an executive's deferred shareholding will change as the IAG share price moves.

IAG's PARs Plan provides a direct link between return to shareholders over a 3 to 5 year period and executive reward. Grants of PARs to executives are based on an assessment of each executive against a range of factors including the executive's performance, their strategic impact and leadership capability. Information on the achievement in the PARs Plan performance hurdle are set out in section 3(d).

Remuneration Report - audited information (continued)

A. Executives (continued)

4. Relationship between executive reward and IAG's performance (continued)

The following table outlines the returns delivered to IAG shareholders since listing in August 2000:

	Year ended 30 June 2001	Year ended 30 June 2002	Year ended 30 June 2003	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2006	Year ended 30 June 2007
Closing share price ($)	3.40	3.15	3.40	5.00	6.01	5.35	5.70
Dividends paid (cents)	10.00	10.50	11.50	22.00	26.50	42.00	29.50
Earnings per share (cents) *	9.40	(1.78)	8.65	37.87	49.31	47.66	32.79
Normalised net profit(i) after tax ($ million)*	178	294	360	434	601	542	467

(i) Normalised net profit is determined by excluding the amortisation of intangible assets and substituting actual investment earnings on equity holders' funds with long-term returns.

* Amounts in 2005, 2006 and 2007 have been measured under current Australian Accounting Standards ("AASBs") which became applicable for years commencing on or after 1 January 2005. All amounts prior to 2005 were measured under previous AASBs.

IAG's share price performance from the period since IAG's listing in August 2000 is shown in the following graph:


IAG Historical Share Price Performance - Since Listing
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
Returns using a base index of 100
S&P/ASX 100 Accumulation Index
IAG Share Price including Reinvestment of Dividends
IAG Share Price including Reinvestment of Dividends and Franking Credits
Notes:
Dividends are assumed to be reinvested using the close price on ex date.
Franking credit value is determined by grossing up the dividend value by the company tax rate (30%) and multiplying by the franking rate.
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07

Remuneration Report - audited information (continued)

A. Executives (continued)

5. Service agreements

During the year the following persons were the executives identified as key management personnel ("KMP"), with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny	Chief Executive Officer - Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins	Chief Executive Officer - IAG New Zealand
Mr DA Issa	Chief Executive Officer - Personal Insurance
Ms JS Johnson	Chief Executive Officer - Business Partnerships
Ms CF McLoughlin	Group Executive - Strategy
Ms SJ Mostyn	Group Executive - Culture & Reputation
Mr MJ Pirone	Chief Executive Officer - CGU Insurance
Mr N Utley (i)	Managing Director - UK
Mr J van der Schalk	Chief Executive Officer - Asset Management and Reinsurance
Mr G Venardos	Group Chief Financial Officer

(i) Mr N Utley, joined the IAG Group as Chief Executive Officer - Equity Insurance Group on 8 January 2007.

Mr P Connell joined the IAG Group as Chief Executive Officer - Hastings Insurance Services ("Hastings") on 29 September 2006. He was a KMP only for the period up to 20 February 2007 at which time the process of integrating the Hastings operations with the newly acquired Equity Insurance Group commenced. Given the short period of time as a KMP, only his remuneration for the period between 29 September 2006 to 20 February 2007 is disclosed and not the other detailed information that is provided for other longer serving KMP such as grants of PARs and DARs in section A.8. IAG granted 29,400 PARs and 22,050 DARs to Mr Connell on 19 December 2007. He still holds these PARs and DARs.

All service agreements for executives are unlimited in term but may be terminated by written notice from either party or by IAG making a payment in lieu of notice. The service agreements outline the components of remuneration paid to executives and require the remuneration of executives to be reviewed annually. The service agreements do not require IAG to increase base salary, pay a short term incentive or offer a long term incentive in any given year. Mr N Utley's service agreement, which was in force prior to the acquisition of the Equity Insurance Group, provides for an annual base salary adjustment based on the movement in the Retail Prices Index in the United Kingdom.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

A. Executives (continued)

5. Service agreements (continued)

Name	Notice period, Company	Notice period, Employee	Termination provisions	Additional payment if IAG invokes a restraint clause
Mr MJ Hawker	12 months	6 months	12 months base salary, plus payment for annual leave, long service leave and short-term incentive that would have accrued for 12 months had termination not occurred	6 months base salary
Mr JP Breheny	12 months	3 months	12 months base salary	-
Mr AM Coleman	12 months	3 months	12 months base salary	6 months base salary
Mr NB Hawkins	12 months	3 months	12 months base salary	-
Mr DA Issa	12 months	3 months	12 months base salary	-
Ms JS Johnson	12 months	3 months	12 months base salary	-
Ms CF McLoughlin	12 months	3 months	12 months base salary	-
Ms SJ Mostyn	12 months	3 months	12 months base salary	-
Mr MJ Pirone	12 months	3 months	12 months base salary	6 months base salary
Mr N Utley	12 months	12 months	12 months base salary, plus payment for the value of benefits (excluding short term incentive) that would have accrued for 12 months had termination not occurred.	-
Mr J van der Schalk	12 months	3 months	12 months base salary	-
Mr G Venardos	12 months	3 months	12 months base salary	6 months base salary

Executives are employed by Insurance Australia Group Services Pty Limited, except for: (i) Mr NB Hawkins who is employed by IAG New Zealand Limited; and (ii) Mr N Utley who is employed by Equity Insurance Management Limited.

Retrenchment

In the event of retrenchment, the executives listed above (except for Mr MJ Hawker and Mr N Utley) are entitled to the greater of:

(a) the written notice or payment in lieu of notice as provided in their service agreement; or

(b) the retrenchment benefits due under the relevant company retrenchment policy.

For Mr MJ Hawker and Mr N Utley, the retrenchment payment is in accordance with the termination provisions specified in the table above.

Company retrenchment policy

On retrenchment, employees with less than 25 years service will receive:

(a) at least eight weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 11 weeks base salary and the maximum benefit that can be received is 83 weeks base salary.

On retrenchment, employees with 25 or more years of service or who are over 45 years of age will receive:

(a) at least twelve weeks notice or payment in lieu of notice (calculated on the employee's base salary); and

(b) three weeks base salary for each year of continuous service to a maximum of 75 weeks base salary.

The minimum benefit that can be received is 15 weeks base salary and the maximum benefit that can be received is 87 weeks base salary.

Termination of employment without notice and without payment in lieu of notice

The employment of the executives may be terminated without notice or payment in lieu of notice in some circumstances. Generally, this could occur where the executive: is charged with a criminal offence that is capable of bringing the organisation into disrepute; is declared bankrupt; breaches a provision of their employment agreement; is guilty of serious and willful misconduct; or unreasonably fails to comply with any material and lawful direction given by the Company.

Termination of employment with notice or payment in lieu of notice

The employment of the executives may be terminated at any time by the Company with notice or payment in lieu of notice (which also includes a pro rata short-term incentive earned but not paid). The amount of notice the Company must provide or the payment in lieu of notice is specified above.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

A. Executives (continued)

6. Remuneration details

(a) Remuneration of executives for the IAG Group for 2007

	Short-term employment benefits						Post-employment benefits		Other long-term employment benefits	Termination benefits	Share-based payment	Total
	Cash salary (1)	Non-monetary benefits (2)	Base salary (Sub total of (1) & (2))	Annual leave accruals (3)	Short term incentives (4)	Other (5)	Superannuation (6)	Retirement benefits	Long service leave accruals (7)		Value of DARs/PARs granted (8)	
2007	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Executives (including Executive Director):												
Mr MJ Hawker	1,297	41	*1,338*	(41)	722	-	174	-	24	-	1,381	3,598
Mr JP Breheny	654	2	*656*	11	349	175	85	-	5	-	137	1,418
Mr AM Coleman	673	8	*681*	(42)	431	-	89	-	16	-	264	1,439
Mr NB Hawkins	633	-	*633*	14	351	45	84	-	10	-	174	1,311
Mr DA Issa	686	38	*724*	(23)	456	-	94	-	12	-	251	1,514
Ms JS Johnson	628	28	*656*	59	356	-	84	-	15	-	116	1,286
Ms CF McLoughlin	541	8	*549*	(8)	318	-	71	-	5	-	116	1,051
Ms SJ Mostyn	550	8	*558*	(5)	301	-	73	-	10	-	227	1,164
Mr MJ Pirone	667	36	*703*	16	444	-	91	-	24	-	268	1,546
Mr N Utley (part year)	529	20	*549*	-	262	-	68	-	-	-	15	894
Mr J van der Schalk	614	8	*622*	37	327	-	81	-	27	-	146	1,240
Mr G Venardos	686	69	*755*	27	480	-	98	-	21	-	305	1,686
Executives who ceased as key management personnel during the year:												
Mr P Connell(i)	246	7	*253*	-	162	-	24	-	-	-	14	453
Total remuneration	8,404	273	*8,677*	45	4,959	220	1,116	-	169	-	3,414	18,600

(i) Mr P Connell was a key management personnel for the period from 29 September 2006 to 20 February 2007. The remuneration information provided in the table above relates only to this period.

Refer to section (c) below for details of notes (1) - (8) referencing in the above table.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

A. Executives (continued)

6. Remuneration details (continued)

(b) Remuneration of executives for the IAG Group for 2006

	Short-term employment benefits						Post-employment benefits		Other long-term employment benefits	Termination benefits	Share-based payment	Total
	Cash salary (1)	Non-monetary benefits (2)	Base salary (Sub total of (1) & (2))	Annual leave accruals (3)	Short term incentives (4)	Other (5)	Superannuation (6)	Retirement benefits	Long service leave accruals (7)		Value of PSRs/PARs granted (8)	
2006	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000	$000
Executives (including Executive Director):												
Mr MJ Hawker	1,201	23	*1,224*	15	632	-	164	-	23	-	982	3,040
Mr JP Breheny (part year) (i)	172	-	*172*	16	76	-	22	-	1	-	21	308
Mr AM Coleman	613	8	*621*	44	367	-	81	-	14	-	213	1,340
Mr NB Hawkins (part year) (i)	187	-	*187*	12	84	25	25	-	2	-	52	387
Mr DA Issa	571	8	*579*	22	331	-	75	-	11	-	187	1,205
Ms JS Johnson (part year) (i)	149	6	*155*	22	94	-	19	-	7	-	21	318
Ms CF McLoughlin (part year) (i)	428	7	*435*	12	195	-	57	-	3	-	49	751
Ms SJ Mostyn	511	8	*519*	41	336	-	67	-	10	-	211	1,184
Mr MJ Pirone	558	59	*617*	16	395	-	80	-	20	-	203	1,331
Mr J van der Schalk (part year) (i)	38	1	*39*	2	17	-	5	-	1	-	9	73
Mr G Venardos	654	61	*715*	29	393	-	91	-	20	-	247	1,495
Executives who ceased as key management personnel during the year:												
Mr IF Brown	324	22	*346*	39	225	-	47	-	41	-	136	834
Mr RJ Jackson	573	73	*646*	10	351	-	84	-	23	650	176	1,940
Mr DRA Pearce	71	10	*81*	(1)	17	-	11	-	6	820	117	1,051
Mr DJP Smith	436	-	*436*	41	545	100	59	-	5	970	195	2,351
Total remuneration	6,486	286	*6,772*	320	4,058	125	887	-	187	2,440	2,819	17,608

(i) These executives were all newly appointed to the executive team during this financial year. Therefore, the remuneration information provided in the table above relates to the period from the date of their appointment to the executive team to 30 June 2006. The balances are calculated based on the proportion of the year that they were key management personnel.

Refer to section (c) below for details of Notes (1) - (8) referencing in the above table.

Remuneration Report - audited information (continued)

A. Executives (continued)

6. Remuneration details (continued)

(c) Details of notes (1) to (8) used in the tables in sections 6 (a) and 6 (b)

(1) Salary represents amounts paid in cash during the financial year.

(2) Non-monetary benefits are valued in accordance with the cost to IAG for provision of cars, parking and related fringe benefits tax on a salary sacrifice basis.

(3) Annual leave accruals as determined in accordance with AASB 119 *Employee benefits.*

(4) Short term incentive to be settled for the current performance period accrual and prior performance periods over or under accruals. Executives may elect to receive some of their short term incentive in the form of IAG shares rather than cash through participation in the Bonus Equity Share Plan which is valued in accordance with the market value of IAG shares at grant date. Refer note 27(c) for details of how this plan operates.

(5) Mr Hawkins received an accommodation allowance in New Zealand. Mr Breheny received a special payment which was only payable after his completion of the first twelve months service with the IAG Group.

(6) Superannuation represents the employer's contributions.

(7) Long service leave accruals as determined in accordance with AASB 119 *Employee benefits.*

(8) An allocated portion of Performance Share Rights ("PSRs" – related to unissued shares) and unvested Performance Award Rights ("PARs" – related to issued shares) and unvested Deferred Awards Rights ("DARs" – related to issued shares, new rights issued in 2007) is included in the total remuneration disclosure above. To determine the PSRs and PARs values the Monte Carlo simulation model has been applied. The valuation takes into account the exercise price of the PSRs/PARs, life of the PSRs/PARs, current price of IAG shares, expected volatility of the IAG share price, expected dividends, risk free interest rate, the performance of the shares in the Peer Group of companies, early exercise and non transferability, and turnover which is assumed to be zero for an individual's remuneration calculation. DARs are valued using a Black Scholes valuation model.

Remuneration Report - audited information (continued)

A. Executives (continued)

7. At risk remuneration

Total remuneration for executives is comprised of "at risk" and "not at risk" remuneration. Base salary and superannuation is "not at risk", while short term incentives and share based remuneration provided through the DARs and PARs Plans is "at risk".

(a) Details of total remuneration that is "at risk"

Name	Total remuneration	Short term incentives	Share based remuneration (DARs/PARs)	Percentage of remuneration at risk [1]	Percentage of option/right remuneration
2007	$000	$000	$000	%	%
Mr MJ Hawker	**3,598**	**722**	**1,381**	**58**	**38**
Mr JP Breheny	**1,418**	**349**	**137**	**34**	**10**
Mr AM Coleman	**1,439**	**431**	**264**	**48**	**18**
Mr NB Hawkins	**1,311**	**351**	**174**	**40**	**13**
Mr DA Issa	**1,514**	**456**	**251**	**47**	**17**
Ms JS Johnson	**1,286**	**356**	**116**	**37**	**9**
Ms CF McLoughlin	**1,051**	**318**	**116**	**41**	**11**
Ms SJ Mostyn	**1,164**	**301**	**227**	**45**	**19**
Mr MJ Pirone	**1,546**	**444**	**268**	**46**	**17**
Mr N Utley	**894**	**262**	**15**	**31**	**2**
Mr J van der Schalk	**1,240**	**327**	**146**	**38**	**12**
Mr G Venardos	**1,686**	**480**	**305**	**47**	**18**
2006					
Mr MJ Hawker	3,040	632	982	53	32
Mr JP Breheny	308	76	21	31	7
Mr AM Coleman	1,340	367	213	43	16
Mr NB Hawkins	387	84	52	35	13
Mr DA Issa	1,205	331	187	43	16
Ms JS Johnson	318	94	21	36	7
Ms CF McLoughlin	751	195	49	32	7
Ms SJ Mostyn	1,184	336	211	46	18
Mr MJ Pirone	1,331	395	203	45	15
Mr J van der Schalk	73	17	9	36	12
Mr G Venardos	1,495	393	247	43	17

(1) Increases in the percentage of remuneration at risk from 2006 to 2007 are mainly the result of new grants of DARs and PARs during the year.

(b) Short term incentives

The portion of the short term incentives that either vested or were forfeited during the year cannot be determined as no maximum or target amount is set. Executives may be paid a short term incentive based on IAG's performance and their own performance. The amount of short term incentives paid to an executive is recommended by the CEO and approved by the NRSC. The amount of short term incentives paid to the CEO is recommended by the NRSC and approved by the Board.

(c) Share based remuneration

No DARs or PARs became exercisable during the year ended 30 June 2007 and no DARs or PARs issued to executives lapsed during the year.

It is not practical to provide an estimate of the maximum possible total value of share based remuneration that may vest in future years for any DARs or PARs issued up to 30 June 2007 because the value is directly linked to (i) the future IAG share price at the time of vesting; and (ii) with respect to PARs, the future TSR performance of IAG and companies in the S&P / ASX 100 index. The minimum possible total value of share based remuneration is zero.

Remuneration Report - audited information (continued)

A. Executives (continued)

8. Share based remuneration - DARs, PARs, and PSRs

Rights under the DARs and PARs Plan were issued by IAG. Refer to sections 3(d) and Note 28 for further details of these Plans.

The following sections provide details of movements in DARs, PARs, and PSRs for each executive during the financial year ended 30 June 2006 and 30 June 2007.

(a) PARs

(i) Details of PARs granted

The IAG Group has issued PARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive an ordinary share per PAR, by paying the exercise price of $1 per tranche of PARs exercised, subject to a specific performance hurdle being met. Refer to section 3 (d) for details of the performance hurdle.

2007	Grant date	Date first exercisable	Last expiry date	Value per PAR at grant date	Number of PARs granted during the year
				$	Number
Mr MJ Hawker	19/12/2006	30/09/2009	19/12/2016	4.013	250,000
Mr JP Breheny	19/12/2006	30/09/2009	19/12/2016	4.013	47,000
Mr AM Coleman	19/12/2006	30/09/2009	19/12/2016	4.013	47,000
Mr NB Hawkins	19/12/2006	30/09/2009	19/12/2016	4.013	47,000
Mr DA Issa	19/12/2006	30/09/2009	19/12/2016	4.013	56,500
Ms JS Johnson	19/12/2006	30/09/2009	19/12/2016	4.013	47,000
Ms CF McLoughlin	19/12/2006	30/09/2009	19/12/2016	4.013	42,500
Ms SJ Mostyn	19/12/2006	30/09/2009	19/12/2016	4.013	42,500
Mr MJ Pirone	19/12/2006	30/09/2009	19/12/2016	4.013	56,500
Mr N Utley	13/03/2007	30/09/2009	13/03/2017	3.660	44,500
Mr J van der Schalk	19/12/2006	30/09/2009	19/12/2016	4.013	47,000
Mr G Venardos	19/12/2006	30/09/2009	19/12/2016	4.013	56,500
					784,000

2006	Grant date	Date first exercisable	Last expiry date	Value per PAR at grant date	Number of PARs granted during the year
				$	Number
Mr MJ Hawker	30/11/2005	30/09/2008	30/11/2015	2.596	600,000
Mr JP Breheny	22/03/2006	30/09/2008	22/03/2016	3.150	100,000
Mr AM Coleman	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr NB Hawkins	*	*	*	*	*
Mr DA Issa	19/09/2005	30/09/2008	19/09/2015	3.187	83,500
Ms JS Johnson	*	*	*	*	*
Ms CF McLoughlin	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Ms SJ Mostyn	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
Mr MJ Pirone	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr J van der Schalk	*	*	*	*	*
Mr G Venardos	19/09/2005	30/09/2008	19/09/2015	3.187	100,000
Executives who ceased as key management personnel during the year:					
Mr IF Brown	-	-	-	-	-
Mr RJ Jackson	19/09/2005	30/09/2008	19/09/2015	3.187	90,000
Mr DRA Pearce	-	-	-	-	-
Mr DJP Smith	19/09/2005	30/09/2008	19/09/2015	3.187	80,000
					1,393,500

* All PARs granted to Mr Hawkins, Ms Johnson and Mr van der Schalk prior to their appointment to the executive team are excluded.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

A. Executives (continued)

8. Share based remuneration - DARs, PARs, and PSRs (continued)

(a) PARs (continued)

(ii) Movements in number of PARs on issue

2007	PARs on issue 1 July	PARs granted during the year	PARs exercised during the year (1)	PARs lapsed during the year	PARs on issue 30 June	PARs vested and exercisable 30 June
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	1,632,000	250,000	-	-	1,882,000	-
Mr JP Breheny	100,000	47,000	-	-	147,000	-
Mr AM Coleman	294,019	47,000	-	-	341,019	-
Mr NB Hawkins	168,456	47,000	-	-	215,456	-
Mr DA Issa	259,002	56,500	-	-	315,502	-
Ms JS Johnson	81,328	47,000	-	-	128,328	-
Ms CF McLoughlin	80,000	42,500	-	-	122,500	-
Ms SJ Mostyn	248,799	42,500	-	-	291,299	-
Mr MJ Pirone	282,206	56,500	-	-	338,706	-
Mr N Utley	-	44,500	-	-	44,500	-
Mr J van der Schalk	149,004	47,000	-	-	196,004	22,753
Mr G Venardos	338,303	56,500	-	-	394,803	-
Total	3,633,117	784,000	-	-	4,417,117	22,753

(1) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one IAG share was issued.

2006	PARs on issue 1 Jul	PARs granted during the year	PARs exercised during the year (1)	PARs lapsed during the year	PARs on issue 30 June	PARs vested and exercisable 30 June
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	1,200,000	600,000	(168,000)	-	1,632,000	-
Mr JP Breheny	-	100,000	-	-	100,000	-
Mr AM Coleman	258,195	90,000	(54,176)	-	294,019	-
Mr NB Hawkins	168,456 (2)	-	-	-	168,456	-
Mr DA Issa	223,177	83,500	(47,675)	-	259,002	-
Ms JS Johnson	87,300 (2)	-	(5,972)	-	81,328	-
Ms CF McLoughlin	-	80,000	-	-	80,000	-
Ms SJ Mostyn	214,307	80,000	(45,508)	-	248,799	-
Mr MJ Pirone	239,881	90,000	(47,675)	-	282,206	-
Mr J van der Schalk	149,004 (2)	-	-	-	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	-	338,303	-
Total	2,845,368	1,223,500	(435,751)	-	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	-	-	-	221,716	45,508
Mr RJ Jackson	161,451	90,000	-	-	251,451	-
Mr DRA Pearce	196,232	-	-	-	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	-	269,607	-
Total	817,566	170,000	(48,560)	-	939,006	94,537

(1) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one IAG share was issued.

(2) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of their appointment to the executive team.

Remuneration Report - audited information (continued)

A. Executives (continued)

8. Share based remuneration - DARs, PARs, and PSRs (continued)

(b) PSRs

The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

(i) Movements in number of PSRs on issue

2007

There were no movements of PSRs for the year. Mr J van der Schalk held 40,000 PSRs at the beginning and end of the financial year.

2006	PSRs on issue 1 July	PSRs exercised during the year [1]	PSRs lapsed during the year	PSRs on issue 30 June	PSRs vested and exercisable 30 June
	Number	Number	Number	Number	Number
Mr MJ Hawker	60,000	(60,000)	-	-	-
Ms SJ Mostyn	68,670	(68,670)	-	-	-
Mr J van der Schalk	40,000 [2]	-	-	40,000	40,000

(1) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.

(2) This balance represented the PSRs held by Mr van der Schalk at the date of his appointment to the executive team.

(c) DARs

(i) Details of DARs granted

The DARs plan commenced during the current financial year. The IAG Group has issued DARs to the executives during the financial year for nil consideration. Each executive who participates in the plan becomes eligible to receive one ordinary IAG share per DAR, by paying the exercise price of $1 per tranche of DARs exercised, subject to continuing employment with the IAG Group for a period as determined by the Board.

2007	Grant date	Date first exercisable	Last expiry date	Value per DAR at grant date	Number of DARs granted during the year
				$	Number
Mr MJ Hawker	19/12/2006	19/12/2009	19/12/2016	5.354	187,500
Mr JP Breheny	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr AM Coleman	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr NB Hawkins	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr DA Issa	19/12/2006	19/12/2009	19/12/2016	5.354	42,375
Ms JS Johnson	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Ms CF McLoughlin	19/12/2006	19/12/2009	19/12/2016	5.354	31,875
Ms SJ Mostyn	19/12/2006	19/12/2009	19/12/2016	5.354	31,875
Mr MJ Pirone	19/12/2006	19/12/2009	19/12/2016	5.354	42,375
Mr N Utley	13/03/2007	13/03/2009	13/03/2017	5.156	33,375
Mr J van der Schalk	19/12/2006	19/12/2009	19/12/2016	5.354	35,250
Mr G Venardos	19/12/2006	19/12/2009	19/12/2016	5.354	42,375
					588,000

Remuneration Report - audited information (continued)

A. Executives (continued)

8. Share based remuneration - DARs, PARs, and PSRs (continued)

(ii) Movements in total number of DARs on issue

2007	DARs on issue 1 July	DARs granted during the year	DARs exercised during the year	DARs lapsed during the year	DARs on issue 30 June	DARs vested and exercisable 30 June
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	-	187,500	-	-	187,500	-
Mr JP Breheny	-	35,250	-	-	35,250	-
Mr AM Coleman	-	35,250	-	-	35,250	-
Mr NB Hawkins	-	35,250	-	-	35,250	-
Mr DA Issa	-	42,375	-	-	42,375	-
Ms JS Johnson	-	35,250	-	-	35,250	-
Ms CF McLoughlin	-	31,875	-	-	31,875	-
Ms SJ Mostyn	-	31,875	-	-	31,875	-
Mr MJ Pirone	-	42,375	-	-	42,375	-
Mr N Utley	-	33,375	-	-	33,375	-
Mr J van der Schalk	-	35,250	-	-	35,250	-
Mr G Venardos	-	42,375	-	-	42,375	-
Total	-	588,000	-	-	588,000	-

(d) Analysis of movements in DARs, PARs, and PSRs

Following is a summary of the movement during the financial year, by value, of PARs, PSRs and DARs by each executive:

2007	Total value of PARs and DARs granted during the year (1)	Total value of PSRs, PARs and DARs exercised during the year (2)	Total value PARs, PSRs and DARs that lapsed during the year (3)	Total of (1) to (3)
	$000	$000	$000	$000
Mr MJ Hawker	2,007	-	-	2,007
Mr JP Breheny	377	-	-	377
Mr AM Coleman	377	-	-	377
Mr NB Hawkins	377	-	-	377
Mr DA Issa	454	-	-	454
Ms JS Johnson	377	-	-	377
Ms CF McLoughlin	341	-	-	341
Ms SJ Mostyn	341	-	-	341
Mr MJ Pirone	454	-	-	454
Mr N Utley	179	-	-	179
Mr J van der Schalk	377	-	-	377
Mr G Venardos	454	-	-	454
Total	6,115	-	-	6,115

Remuneration Report - audited information (continued)

A. Executives (continued)

8. Share based remuneration - DARs, PARs, and PSRs (continued)

Notes:

(i) The value of DARs and PARs granted in the year is the fair value of the DARs and PARs at grant date using Black Scholes and Monte Carlo simulation models respectively. The total value of the DARs and PARs granted is included in the table above. This amount is allocated to remuneration over the vesting period (i.e. in years 30 June 2006 to 30 June 2010).

(ii) No PSRs, PARs or DARs were exercised during the year.

(iii) No DARs, PARs or PSRs lapsed during the year.

(iv) Related parties of executives cannot participate in the DARs, PARs or PSRs Plans.

B. Non-executive directors

1. Remuneration policy

The principles that underpin IAG's approach to remuneration for Non-executive Directors are that remuneration should be:

- sufficiently competitive to attract and retain a high calibre of Non-executive Director; and
- consistent with IAG's values.

2. Remuneration structure

Non-executive Director remuneration consists of three components, they are:

- board fees (payable as cash and IAG shares);
- subsidiary board and committee fees; and
- superannuation.

The aggregate limit of remuneration is approved by shareholders and is currently $2 million per annum. The aggregate annual remuneration is inclusive of employer superannuation contributions paid by IAG on behalf of Non-executive Directors.

(a) IAG Board and Committee fees

Board / Committee	Role	Fee
IAG Board	Chairman Director	$390,000 $130,000
IAG Audit Committee	Chairman Member	$32,500 $16,250
IAG Risk Management & Compliance Committee	Chairman Member	$32,500 $16,250
IAG Nomination, Remuneration & Sustainability Committee	Chairman Member	$32,500 $16,250

* The Chairman does not receive additional fees for attendance at Committee meetings or for serving as a director of IAG Re Limited.

(b) Non-executive Directors' Share Plan

The Board has agreed that each Non-executive Director should take a minimum of 20% and up to a maximum of 90% of their annual Board fee (at the time shares are allocated), on a fee sacrifice basis, in the form of IAG shares provided under the Non-executive Directors' Share Plan, which was approved by shareholders on 13 November 2002. IAG shares are purchased by a trustee on market and allocated to directors in December each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to 10 years or until the Director retires. No other share-based remuneration is available to Non-executive Directors.

(c) Superannuation

IAG pays superannuation contributions on Director's fees into a superannuation fund nominated by the Director. Directors' fees and superannuation contributions are paid monthly.

IAG has a Non-executive Directors' Expenses policy. Under this policy IAG reimburses expenses reasonably incurred by Directors in connection with the discharge of their duties.

Remuneration Report - audited information (continued)

B. Non-executive directors (continued)

3. Increase to directors fees

Egan Associates completed an independent review of the remuneration of Non-executive Directors, taking into account the remuneration paid to the Non-executive Directors of companies of comparable size to the IAG Group, market movements in directors fees, and the responsibility and work load of Non-executive Directors. Having regard to the advice of Egan Associates and to ensure that remuneration is market competitive, the Board has determined that fees payable to Non-executive Directors will be as follows, with effect from 1 July 2007:

Board / Committee	Role	Fee
IAG Board	Chairman Director	$450,000 $150,000
IAG Audit Committee	Chairman Member	$36,000 $18,000
IAG Risk Management & Compliance Committee	Chairman Member	$36,000 $18,000
IAG Nomination, Remuneration & Sustainability Committee	Chairman Member	$32,500 (unchanged) $16,250 (unchanged)

Remuneration Report - audited information (continued)

B. Non-executive directors (continued)

4. Increase to aggregate remuneration

At the 2007 AGM shareholders will be asked to approve an increase in the aggregate maximum annual remuneration of the Non-executive Directors from $2,000,000 to $2,750,000 per annum.

In 2006 IAG invested approximately $1.8 billion in new insurance businesses in the United Kingdom. The Board has taken steps to establish and strengthen corporate governance structures that support this expansion including the establishment of country/regional Boards in the United Kingdom and New Zealand. These Boards will be chaired by Non-executive Directors of the IAG Board. Separate fees, will be paid to those Directors for service on these Boards and will be included in the aggregate annual remuneration of Non-executive Directors.

A summary of Non-executive Directors' service on subsidiary company boards and the fees payable is set out in the following table:

Director	Subsidiary	Capacity	Annual fee
Mr JA Strong	Insurance Manufacturers of Australia Pty Limited ("IMA")	Chairman	$195,000 (i)
Mr PM Colebatch	IAG UK Holdings Limited	Chairman	$110,616 *
Mr ND Hamilton	Mutual Community General Insurance Proprietary Limited	Chairman	$25,000
Ms YA Allen	Mutual Community General Insurance Proprietary Limited	Director	$16,250

* This amount is denominated in British Pounds and is translated into Australian dollars using the exchange rate as at 30 June 2007.

(i) This fee increased from $172,000 to $195,000 with effect form 1 July 2007.

The current maximum aggregate annual remuneration of $2,000,000 would be insufficient to pay the increased fees to Non-executive Directors and the fees for service on subsidiary boards for a full year. An increase in maximum aggregate annual remuneration to $2,750,000 will allow the Board to pay the fees as set out above and to attract and retain suitable candidates for the Board in the future. The Board has no plans to increase non-executive Directors fees above the levels specified above.

Remuneration Report - audited information (continued)

B. Non-executive directors (continued)

5. Performance

Directors' performance is subject to evaluation by the Chairman at least every two years, by discussion between the Chairman and the individual Director. In these discussions, the individual Directors also evaluate the Chairman's performance. Performance measures for Directors considered by the Chairman and Board include:

- contribution of the Director to Board teamwork;
- contribution to debates on significant issues and proposals;
- advice and assistance given to management;
- in the case of the Chairman's performance, the fulfilment of the additional role as Chairman; and
- input regarding regulatory, industry and social developments surrounding the business.

The Nomination, Remuneration & Sustainability Committee has responsibility for coordinating the Board's review of the Chairman's performance.

6. Remuneration details

2007	Short-term benefits		Post-employment benefits		Other long-term employment benefits	Termination benefits	Share-based payment	Total
	IAG Board fees received as cash	Other Boards and committee fees (i)	Superannuation	Retirement benefits			IAG Board fees received as IAG shares	
	$000	$000	$000	$000	$000	$000	$000	$000
Mr JA Strong	201	172	50	-	-	-	189	612
Ms YA Allen	105	37	15	-	-	-	25	182
Mr JF Astbury	105	54	17	-	-	-	25	201
Mr PM Colebatch (ii)	33	48	6	-	-	-	33	120
Mr GA Cousins	105	16	13	-	-	-	25	159
Mr ND Hamilton	17	55	17	-	-	-	113	202
Mr RA Ross	67	49	16	-	-	-	63	195
Mr B Schwartz	92	51	16	-	-	-	38	197
Total remuneration	725	482	150	-	-	-	511	1,868

Notes:

(i) Mr Strong, Ms Allen, Mr Astbury, Mr Colebatch, Mr Hamilton and Mr Schwartz received fees for service on subsidiary Boards and committees in addition to their fees for serving on the IAG Board and Committees.

(ii) Mr Colebatch was appointed to the Board on 1 January 2007.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

B. Non-executive directors (continued)

6. Remuneration details (continued)

2006	Short-term benefits		Post-employment benefits		Other long-term employment benefits	Termination benefits	Share-based payment	Total
	IAG Board fees received as cash	Other Boards and committee fees	Superannuation	Retirement benefits			IAG Board fees received as IAG shares	
	$000	$000	$000	$000	$000	$000	$000	$000
Mr JA Strong (i)	192	160	47	-	-	-	168	567
Ms YA Allen	98	15	12	-	-	-	22	147
Mr JF Astbury	98	45	15	-	-	-	22	180
Mr GA Cousins	98	15	12	-	-	-	22	147
Mr ND Hamilton	20	15	12	-	-	-	100	147
Mr RA Ross	64	45	15	-	-	-	56	180
Mr B Schwartz	87	15	12	-	-	-	33	147
Total remuneration	657	310	125	-	-	-	423	1,515

Notes:

(i) Board fees for Mr Strong included $130,000 for his service as Chairman of the Board of IMA.

Remuneration Report - audited information (continued)

B. Non-executive directors (continued)

7. Retirement benefits

IAG decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by IAG in 2001 with effect from 1 September 2003.

The terms of the retirement benefits scheme provided for:

(a) Any Non-executive Director of IAG who had completed five years' continuous service with IAG (including service with any subsidiaries) at the date of retirement, a retirement benefit equivalent to the last three years' Directors' fees, employer superannuation contributions, committee fees and fees for extra services received from IAG and its subsidiaries.

(b) A pro-rata retirement benefit for Non-executive Directors who have completed at least three years' service but less than five years' service at the date of their retirement, based on a specified formula.

(c) No retirement benefit to be paid to a Non-executive Director who had served for a period of less than three years.

IAG determined that the frozen retirement benefits would be calculated as follows:

(a) Non-executive Directors joining the Board from 1 September 2003 would have no retirement benefit;

(b) For each Non-executive Director as at 31 August 2003 who had served a minimum of three years, the retirement benefit was assessed as if they had retired at 31 August 2003; and

(c) For a Non-executive Director with less than three years of service at 31 August 2003, a retirement benefit was assessed as if they had three years of service as at that date, and then reduced on a pro-rata basis based on their uncompleted period of service as a proportion of three years. The retirement benefit was not subsequently payable to such a Non-executive Director if they had less than three years of service as a Non-executive Director at the date of their retirement.

The following table sets out the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since then:

Name	Retirement benefit
	$000
Mr JA Strong	295
Mr JF Astbury	184
Mr GA Cousins	169
Mr ND Hamilton	248
Mr RA Ross	232

On retirement, Directors may also be entitled to be paid a benefit from their company funded superannuation. Such a benefit would be in addition to the Director's frozen retirement benefit.

No amounts have been accrued in the accounts of the IAG Group for the frozen retirement benefits of the remaining Directors who held office on 31 August 2003 and who have continued in office since, as the Board has not exercised its discretion to pay these retirement benefits.

C. Other benefits

Remuneration does not include premiums paid by IAG for an insurance contract covering current and former Directors' and executives' liabilities and legal expenses incurred in respect of the relevant office, as the insurance policies do not specify premiums paid in respect of individual Directors and executives and the terms of contract specifically prohibited the disclosure of the premium paid. Insurance products provided by the IAG Group are also available to all directors and executives on the same terms and conditions available to other employees.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Remuneration Report - audited information (continued)

D. Equity and debt instrument disclosure

1. Holding of ordinary shares

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG are disclosed as below:

2007	Shares held at 1 July	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes (2)	Total shares held at 30 June	Shares held nominally at 30 June (1)
Mr JA Strong	259,465	34,232	-	-	1,230	294,927	282,352
Ms YA Allen	7,959	4,564	-	-	246	12,769	12,523
Mr JF Astbury	65,694	4,564	-	-	738	70,996	60,421
Mr PM Colebatch	-	10,251	-	-	-	10,251	10,251
Mr GA Cousins	176,211	4,564	-	-	-	180,775	30,775
Mr ND Hamilton	101,268	20,539	-	-	520	122,327	116,817
Mr RA Ross	165,406	11,410	-	-	492	177,308	74,505
Mr B Schwartz	10,689	6,846	-	-	246	17,781	17,535
Mr MJ Hawker	1,378,059	-	-	-	60,063	1,438,122	59,817
Mr JP Breheny	-	-	-	-	-	-	-
Mr AM Coleman	62,052	-	-	-	(59,508)	2,544	2,544
Mr NB Hawkins	24,332	-	-	-	246	24,578	-
Mr DA Issa	47,675	-	-	-	-	47,675	-
Ms JS Johnson	5,972	-	-	-	1,343	7,315	1,343
Ms CF McLoughlin	-	-	-	-	9,216	9,216	8,970
Ms SJ Mostyn	130,261	-	-	-	246	130,507	-
Mr MJ Pirone	79,063	-	-	-	-	79,063	11,432
Mr N Utley	-	-	-	-	-	-	-
Mr J van der Schalk	-	-	-	-	-	-	-
Mr G Venardos	110,780	-	-	-	25,891	136,671	48,795

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

Remuneration Report - audited information (continued)

D. Equity and debt instrument disclosure (continued)

1. Holding of ordinary shares (continued)

2006	Shares held at 1 July	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes (2)	Total shares held at 30 June	Shares held nominally at 30 June (1)
Mr JA Strong	225,547	33,918	-	-	-	259,465	247,382
Ms YA Allen	3,437	4,522	-	-	-	7,959	7,959
Mr JF Astbury	51,772	4,522	-	-	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	-	-	-	176,211	26,211
Mr ND Hamilton	80,744	20,351	-	-	173	101,268	96,278
Mr RA Ross	154,100	11,306	-	-	-	165,406	62,849
Mr B Schwartz	3,906	6,783	-	-	-	10,689	10,689
Mr MJ Hawker	1,150,059	-	60,000	168,000	-	1,378,059	-
Mr JP Breheny	-	-	-	-	-	-	-
Mr AM Coleman	65,896	-	-	54,176	(58,020)	62,052	54,176
MR NB Hawkins	-	-	-	-	24,332 (3)	24,332	-
Mr DA Issa	-	-	-	47,675	-	47,675	-
Ms JS Johnson	-	-	-	5,972	-	5,972	-
Ms CF McLoughlin	-	-	-	-	-	-	-
Ms SJ Mostyn	16,083	-	68,670	45,508	-	130,261	-
Mr MJ Pirone	31,388	-	-	47,675	-	79,063	11,432
Mr J van der Schalk	-	-	-	-	-	-	-
Mr G Venardos	38,289	-	-	66,745	5,746	110,780	27,632
Executives who ceased employment during the previous year							
Mr IF Brown	253,691	36,920	-	-	(2,530)	*	*
Mr RJ Jackson	7,351	-	-	-	-	*	*
Mr DRA Pearce	7,806	-	-	-	(6,738)	*	*
Mr DJP Smith	129,591	-	-	48,560	(54,511)	*	*

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of his appointment to the executive team.

* These key management personnel ceased employment during the financial year. Information on shares held has only been disclosed up to the date of their cessation.

Remuneration Report - audited information (continued)

D. Equity and debt instrument disclosure (continued)

1. Holding of ordinary shares (continued)

(a) The relevant interest of each director and their related parties in ordinary shares of IAG in accordance with the Corporations Act 2001

	For Section 205G of the Corporations Act 2001	
	Shares held directly at 30 June (1)	Shares held indirectly at 30 June (2)
Mr JA Strong	12,575	233,297
Ms YA Allen	246	12,523
Mr JF Astbury	10,575	60,421
Mr PM Colebatch	-	10,251
Mr GA Cousins	150,000	30,775
Mr ND Hamilton	5,510	116,817
Mr RA Ross	102,803	71,362
Mr B Schwartz	246	17,535
Mr MJ Hawker	1,378,305	59,817

(1) This represents the relevant interest of each Director in ordinary shares issued by the Company, as notified by the Directors to the Australian Securities Exchange in accordance with section 205G of the Corporations Act 2001. Trading in IAG shares is covered by the restrictions which limit the ability of an IAG Director to trade in the shares of the IAG Group where they are in a position to be aware, or are aware, of price sensitive information.

(2) These shares are held by the Director's related parties, inclusive of entities controlled, jointly controlled or significantly influenced by the Directors.

2. Holding of reset preference shares

No key management personnel had any interest in reset preference shares at any time during the financial year.

3. Holding of reset exchangeable securities

Other than Mr Hawker who held 1,000 reset exchangeable securities ("RES") nominally at the beginning and the end of the financial year, there were no key management personnel who held a relevant interest in RES of IAG Finance (New Zealand) Limited (2006 - no movements).

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

Rounding of amounts

Unless otherwise stated, amount in the financial report and Directors' report have been rounded to the nearest million dollars. The Company is of a kind referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

Signed at Sydney this 24th day of August 2007 in accordance with a resolution of the Directors:

....

Director

James Strong

....

Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of Insurance Australia Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2007 there have been:

(a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG
KPMG

BGreig
Brian Greig
Partner

Sydney
24 August 2007

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	Notes	PARENT		CONSOLIDATED	
		2007	2006	2007	2006
		$m	$m	$m	$m
Premium revenue	3	-	-	7,207	6,537
Outwards reinsurance premium expense	4	-	-	(464)	(405)
Net premium revenue (i)		-	-	6,743	6,132
Claims expense	4	-	-	(5,345)	(4,466)
Reinsurance and other recoveries revenue	3	-	-	871	566
Net claims expense (ii)	11	-	-	(4,474)	(3,900)
Acquisition costs	4	-	-	(1,223)	(1,081)
Other underwriting expenses	4	-	-	(421)	(395)
Fire services levy	4	-	-	(218)	(223)
Underwriting expenses (iii)		-	-	(1,862)	(1,699)
Underwriting profit (i) + (ii) + (iii)		-	-	407	533
Investment income on assets backing insurance liabilities	3	-	-	381	329
Investment expenses on assets backing insurance liabilities	4	-	-	(21)	(19)
Insurance profit		-	-	767	843
Investment income on equity holders funds	3	426	746	343	576
Fee income and other income	3	-	3	463	218
Share of net profit of associate	3	-	-	5	2
Finance costs	4	(77)	(57)	(119)	(86)
Corporate, administration and other expenses	4	-	-	(532)	(298)
Net income attributable to minority interest in unitholders' funds	4	-	-	(19)	(20)
Profit / (loss) before income tax		349	692	908	1,235
Income tax (expense) / credit	6	4	10	(279)	(373)
Profit / (loss) for the year		353	702	629	862
Profit / (loss) for the year attributable to:					
Equity holders of the Parent		353	702	552	759
Minority interests		-	-	77	103
Profit / (loss) for the year		353	702	629	862

		CONSOLIDATED	
		2007	2006
		cents	cents
Basic earnings per ordinary share	8	32.79	47.66
Diluted earnings per ordinary share	8	32.59	47.38

The above income statements should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

BALANCE SHEETS AS AT 30 JUNE 2007

	Notes	PARENT		CONSOLIDATED	
		2007	2006	2007	2006
		$m	$m	$m	$m
ASSETS					
Cash and cash equivalents	23	-	1	1,163	718
Investments	15	-	-	10,884	9,929
Premium receivable		-	-	2,045	1,652
Inventories		-	-	1	-
Trade and other receivables	16	-	1	1,206	764
Receivables from related bodies corporate		155	160	1	4
Current tax assets		-	-	19	1
Defined benefit superannuation asset		-	-	62	-
Loans to related bodies corporate		667	-	-	-
Reinsurance and other recoveries receivable on outstanding claims	12	-	-	1,346	908
Prepayments		-	-	62	25
Deferred levies and charges		-	-	123	126
Deferred outwards reinsurance expense		-	-	224	221
Deferred acquisition costs	13	-	-	789	591
Deferred tax assets	6	6	1	276	159
Property, plant and equipment	17	-	-	297	257
Investment in joint ventures and associates	26	-	-	75	74
Intangible assets	18	-	-	815	57
Investment in subsidiaries	25	5,578	4,795	-	-
Goodwill	19	-	-	2,222	1,486
TOTAL ASSETS		6,406	4,958	21,610	16,972
LIABILITIES					
Trade and other payables	20	20	2	1,120	743
Reinsurance premiums payable		-	-	160	166
Payables to related bodies corporate		109	84	1	-
Restructuring provision		-	-	4	10
Current tax liabilities		28	63	55	83
Loans from related bodies corporate		211	313	-	-
Unexpired risk liability		-	-	-	11
Unearned premium liability	14	-	-	4,213	3,503
Minority interest in unitholders' funds		-	-	326	305
Lease provision		-	-	22	21
Employee benefits provision	27	-	-	242	207
Deferred tax liabilities	6	-	-	56	40
Outstanding claims liability	11	-	-	8,562	6,916
Interest-bearing liabilities	21	1,130	547	2,017	1,296
TOTAL LIABILITIES		1,498	1,009	16,778	13,301
NET ASSETS		4,908	3,949	4,832	3,671
EQUITY					
Share capital	22(a)	4,361	3,263	4,361	3,263
Treasury shares held in trust	22(b)	-	-	(69)	(40)
Reserves	22(c)	-	-	(4)	(6)
Retained earnings	22(d)	547	686	372	274
Parent interest	22	4,908	3,949	4,660	3,491
Minority interest	22(e)	-	-	172	180
TOTAL EQUITY	22	4,908	3,949	4,832	3,671

The above balance sheets should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2007

	Notes	PARENT		CONSOLIDATED	
		2007	2006	2007	2006
		$m	$m	$m	$m
Income and expenses recognised directly in equity during the year, net of tax					
Actuarial gains and (losses) on defined benefit superannuation plans		-	-	39	21
Net movement in foreign currency translation reserve		-	-	(19)	(9)
Net movement in hedging reserve		-	-	7	(5)
Vesting of share based remuneration		-	-	-	(1)
Total net income and (expenses) recognised directly in equity		-	-	27	6
Profit for the year		353	702	629	862
Total recognised income and (expense) for the year		353	702	656	868
Total recognised income and (expense) for the year attributable to:					
Equity holders of the Parent		353	702	578	765
Minority interests		-	-	78	103
Total recognised income and (expense) for the year		353	702	656	868

Other movements in equity arising from transactions with equity holders acting in their capacity as equity holders are set out in note 22.

The above statements of recognised income and expense should be read in conjunction with the notes to the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	Notes	PARENT		CONSOLIDATED	
		2007	2006	2007	2006
		$m	$m	$m	$m
Cash flows from operating activities					
Premium received		-	-	7,149	6,530
Reinsurance and other recoveries received		-	-	577	589
Claims costs paid		-	-	(5,037)	(4,423)
Outwards reinsurance premium expense paid		-	-	(486)	(434)
Dividends received		396	745	65	85
Interest and trust distributions received		5	-	467	415
Finance costs paid		(84)	(29)	(124)	(82)
Income taxes refunded		-	-	12	8
Income taxes paid		(228)	(300)	(403)	(497)
Other operating receipts		273	280	1,198	1,051
Other operating payments		-	-	(3,017)	(2,855)
Net cash flows from operating activities	23(b)	362	696	401	387
Cash flows from investing activities					
Net cash flows on acquisition of subsidiaries	24(a)	-	-	(446)	(92)
Dividend received from pre-acquisition profits of subsidiary		-	412	-	-
Proceeds from disposal of investments and property, plant and equipment		-	-	21,961	19,503
Outlays for investments and property, plant and equipment		(783)	(590)	(21,659)	(18,591)
Repayment of premium funding loans		-	-	398	448
Advances of premium funding loans		-	-	(378)	(446)
Net cash flows from investing activities		(783)	(178)	(124)	822
Cash flows from financing activities					
Outlays for purchase of treasury shares		-	-	(30)	(19)
Proceeds from issue of trust units		-	-	1,118	1,152
Outlays for redemption of trust units		-	-	(1,131)	(1,288)
Proceeds from borrowings		827	129	969	-
Repayment of borrowings		(1,008)	-	(1,271)	(46)
Dividends paid to IAG equity holders*		(492)	(647)	(492)	(647)
Dividends paid to minority interests		-	-	(87)	(89)
Proceeds from issue of shares		1,112	-	1,112	-
Share issue costs paid		(19)	-	(19)	-
Dividends received on Treasury shares		-	-	4	-
Net cash flows from financing activities		420	(518)	173	(937)
Net movement in cash held		(1)	-	450	272
Effects of exchange rate changes on balances of cash held in foreign currencies		-	-	(5)	(10)
Cash and cash equivalents at the beginning of financial year		1	1	718	456
Cash and cash equivalents at the end of financial year	23(a)	-	1	1,163	718

* Includes dividends settled with shares under the Dividend Reinvestment Plan (refer to note 9) and the fully underwritten 2007 interim dividend (refer to note 22).

The above cash flow statements should be read in conjunction with the notes to the financial statements.

Index

For ease of reference we provide here an index of the notes to the financial statements showing those relevant to the financial statements of the Consolidated entity and those relevant to the financial statements of the Parent.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Insurance Australia Group Limited ("Company", "Parent" and "IAG") is a publicly listed company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 26, 388 George Street, Sydney, NSW 2000. This financial report is for the year ended 30 June 2007 and includes separate financial statements for IAG as an individual entity and consolidated financial statements for the Company and its subsidiaries (referred to as "Consolidated entity" and "IAG Group").

This general purpose financial report was authorised by the Board of Directors for issue on 24 August 2007.

(a) Statement of compliance

This general purpose financial report for the year ended 30 June 2007 has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards ("AASBs") (including Australian Interpretations) adopted by the Australian Accounting Standards Board, other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Securities Exchange Listing Rules.

International Financial Reporting Standards ("IFRS") refer to the overall framework of standards and pronouncements approved by the International Accounting Standards Board. IFRS forms the basis of AASBs. This financial report of the Parent and the Consolidated entity comply with IFRS.

The current IFRS standard for insurance contracts does not include a comprehensive set of recognition and measurement criteria. The IASB continues to work on a project to issue a standard that does include such criteria. Until the issuance of that standard, the financial reports of insurers in different countries that comply with IFRS may not be comparable in terms of the recognition and measurement of insurance contracts.

(b) Basis of preparation of the financial report

The significant accounting policies adopted in the preparation of this financial report are set out below. The accounting policies adopted in the preparation of this financial report have been applied consistently by all entities in the Consolidated entity and are the same as those of the previous year unless otherwise noted. The financial statements have been prepared on the basis of historical cost principles, as modified by certain exceptions noted in the financial report, with the principal exceptions for the Consolidated entity being the measurement of all investments and derivatives at fair value and the measurement of the outstanding claims liability and related reinsurance and other recoveries at present value.

The presentation currency used for the preparation of this financial report is Australian dollars.

The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The assets and liabilities comprise both current amounts (expected to be recovered or settled within twelve months after the reporting date) and non-current amounts (expected to be recovered or settled more than twelve months after the reporting date). For those assets and liabilities that comprise both current and non-current amounts, information regarding the amount of the item that is expected to be outstanding longer than twelve months is included within the relevant note to the financial statements.

(i) Australian accounting standards issued but not yet effective

As at the date of this financial report, there are a number of new and revised accounting standards published by the Australian Accounting Standards Board for which the mandatory application dates fall after the end of this current reporting period. Of these, the following standard has been early adopted:

- AASB2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments.* The standard makes a number of amendments to a number of other accounting standards. In all, 34 different standards are affected to some degree. The early adoption of this standard has changed the measurement of the defined pension and superannuation benefits and allowed minor disclosure changes.

The standards that have not been early adopted and that are relevant to current operations are:

- AASB 7 *Financial Instruments: Disclosures* mandatorily applicable for the first time to the 30 June 2008 financial report. This standard was issued in conjunction with AASB 2005-10 which makes a number of consequential amendments to other standards arising from the issue of AASB 7. The changes will impact only on annual financial report disclosures.

- AASB 8 *Operating Segments* mandatorily applicable for the first time to the 30 June 2010 financial report. The revised standard will have no financial impact but will impact on financial report disclosures. A single set of operating segments will replace the business and geographical segments currently disclosed.

(ii) Changes in accounting policies

There have been no changes in accounting policies which have a material financial impact during the current financial year reporting period.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Basis of preparation of the financial report (continued)

(iii) Reclassifications of comparatives

Certain items have been reclassified from the Consolidated entity's prior year's financial reports to conform to the current period's presentation.

(iv) Rounding

Amounts in this financial report have been rounded to the nearest million dollars, unless otherwise stated. The Company is the kind of company referred to in the class order 98/100 dated 10 July 1998 issued by the Australian Securities & Investments Commission. All rounding has been conducted in accordance with that class order.

(c) Principles of consolidation

(i) Subsidiaries

Consolidation is the incorporation of the assets and liabilities of the Parent and all subsidiaries as at the reporting date and the results of the Parent and all subsidiaries for the period then ended as if they had operated as a single entity. The balances and effects of intragroup transactions are eliminated from the consolidation. Subsidiaries are those entities controlled by the Parent. Control exists when one company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when more than half of the voting power of an entity is owned either directly or indirectly. In assessing control, potential voting rights that are exercisable or convertible are taken into account. Where an entity either began or ceased to be controlled during the financial year, the results are included only from the date control commenced or up to the date control ceased.

The financial statements of all subsidiaries are prepared for consolidation for the same reporting period as the Parent, using consistent accounting policies. The financial statements of entities operating outside Australia that maintain accounting records in accordance with overseas accounting principles are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

Where a subsidiary is less than wholly-owned, the equity interests held by external parties are presented separately as minority interests on the consolidated balance sheet, except where the subsidiary is a trust or similar entity for which the core equity is presented as a liability (this is the case with the IAG Asset Management Wholesale Trusts that are subsidiaries, refer note 25) in which case the third party interest is presented separately on the consolidated balance sheet as a liability.

(ii) Associates

Associates, those entities over which significant influence is exercised and which are not intended for sale in the near future, are accounted for using equity accounting principles. Significant influence is presumed to exist where between 20 per cent and 50 per cent of the voting rights of an entity are held, but can also arise where less than 20 per cent is held through active involvement and influencing policy decisions affecting the entity. The investment in associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and is subsequently adjusted for the post-acquisition change in the investor's share of net assets of the investee (generally referred to as the equity method). The investor's share of the profit or loss of the investee is included in the profit or loss of the Consolidated entity and disclosed as a separate line in the income statement. Distributions received reduce the carrying amount of the investment and are not included as dividend revenue of the Consolidated entity. Movements in the total equity of the investee that are not recognised in the profit or loss of the investee are recognised directly in equity of the Consolidated entity and disclosed in the statement of recognised income and expense. The investments are reviewed annually for impairment.

Where an entity either began or ceased to be an associate during the financial year, the investment is equity accounted from the date significant influence commenced, up to the date significant influence ceased.

The financial statements of associates are adjusted where necessary to comply with the significant accounting policies of the Consolidated entity.

When the investor's share of losses exceeds its interest in the investee, the carrying amount of the investment is reduced to nil and recognition of further losses is discontinued except to the extent that the investor has incurred obligations or made payments, on behalf of the investee.

Significant accounting policies related to general insurance contracts

All of the general insurance products and reinsurance products on offer, or utilised, meet the definition of an insurance contract (a contract under which one party, the insurer, accepts significance insurance risk from another party, the policyholder, by agreeing to compensate the policyholder if a specified uncertain future event, the insured event, adversely affects the policyholder) and none of the contracts contain embedded derivatives or are required to be unbundled. Insurance contracts that meet the definition of a financial guarantee contract are accounted for as insurance contracts. This means that all of the general insurance products are accounted for in the same manner.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Premium revenue

Premium revenue comprises amounts charged to policyholders (direct premium) or other insurers (inwards reinsurance premium) for insurance contracts. Premium includes fire service levies, but excludes stamp duties and taxes collected on behalf of third parties, including the goods and services tax. Premium is recognised as earned from the date of attachment of risk (generally the date a contract is agreed to) over the period of the related insurance contracts in accordance with the pattern of the incidence of risk expected under the contracts. The pattern of the risks underwritten is generally matched by the passing of time. Premium for unclosed business (business written close to reporting date where attachment of risk is prior to reporting date and there is insufficient information to accurately identify the business) is brought to account based on previous years' experience with due allowance for any changes in the pattern of new business and renewals. The unearned portion of premium is recognised as an unearned premium liability on the balance sheet.

Premium receivable is recognised at the amount due and is normally settled between 30 days and 12 months. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Premium receivable is presented on the balance sheet net of any provision for impairment.

(e) Outwards reinsurance

Premium ceded to reinsurers is recognised as an expense in accordance with the pattern of reinsurance service received. Accordingly, a portion of outwards reinsurance premium expense is treated as a prepayment and presented as deferred outwards reinsurance expense on the balance sheet at the reporting date.

(f) Claims

The outstanding claims liability is measured as the central estimate of the present value of expected future payments relating to claims incurred at the reporting date with an additional risk margin to allow for the inherent uncertainty in the central estimate. The liability is measured based on the advice of/valuations performed by, or under the direction of, the Approved Actuary. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported ("IBNER"), claims incurred but not reported ("IBNR") and the anticipated direct and indirect claims handling costs. The liability is discounted to present value using a risk free rate.

Claims expense represents claim payments adjusted for the movement in the outstanding claims liability.

The estimation of the outstanding claims liability involves a number of key assumptions and is the most critical accounting estimate. All reasonable steps are taken to ensure that the information used regarding claims exposures is appropriate. However, given the uncertainty in establishing the liability, it is likely that the final outcome will be different from the original liability established. Changes in claims estimates are recognised in profit or loss in the year in which the estimates are changed.

(g) Reinsurance and other recoveries

Reinsurance and other recoveries received or receivable on paid claims and on outstanding claims liabilities (notified and not yet notified) are recognised as income. Recoveries receivable on paid claims are presented as part of trade and other receivables net of any provision for impairment based on objective evidence for individual receivables. All recoveries receivable on outstanding claims liabilities are measured as the present value of the expected future receipts calculated on the same basis as the outstanding claims liability. Reinsurance does not relieve the originating insurer of its liabilities to policyholders and is presented separately on the balance sheet.

(h) Acquisition costs

Costs associated with obtaining and recording general insurance contracts are referred to as acquisition costs. These costs include advertising expenses, commissions or brokerage paid to agents or brokers, premium collection costs, risk assessment costs and other administrative costs. Profit commission received from third party names relating to providing managing agency services to Lloyd's syndicates is also included in acquisition costs. Such costs are capitalised where they relate to the acquisition of new business or the renewal of existing business, are presented as deferred acquisition costs, and are amortised on the same basis as the earning pattern of the premium over the period of the related insurance contracts. The balance of the deferred acquisition costs at the reporting date represents the capitalised acquisition costs relating to unearned premium.

(i) Liability adequacy test

The liability adequacy test is an assessment of the carrying amount of the unearned premium liability and is conducted at each reporting date. If current estimates of the present value of the expected future cash flows relating to future claims arising from the rights and obligations under current general insurance contracts, plus an additional risk margin to reflect the inherent uncertainty in the central estimate, exceed the unearned premium liability (net of reinsurance) less related deferred acquisition costs, then the unearned premium liability is deemed to be deficient. The test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and that are managed together as a single portfolio. Any deficiency arising from the test is recognised in profit or loss with the corresponding impact on the balance sheet recognised first through the write down of any related deferred acquisition costs, with any remaining balance being recognised on the balance sheet as an unexpired risk liability.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Levies and charges

Levies and charges, for which the amount paid does not depend on the amounts collected, as is the case with fire service levies in Australia, are expensed on the same basis as the recognition of premium revenue. The portion relating to unearned premium is treated as a prepayment and presented as deferred levies and charges on the balance sheet. A liability for levies and charges payable is recognised on business written to the reporting date. Other levies and charges that are simply collected on behalf of third parties are not recognised as income or expense in profit or loss.

Significant accounting policies applicable to other activities

(k) Fee and other income

Fee based revenue is brought to account on an accruals basis being recognised as revenue on a straight line basis in accordance with the passage of time as the services are provided. Other income is recognised on an accruals basis.

(l) Leases

The majority of leases entered into are operating leases, where the lessor retains substantially all the risks and benefits of ownership of the leased items. The majority of the lease arrangements are entered into as lessee for which the lease payments are recognised as an expense on a straight line basis over the term of the lease. Certain sub-lease arrangements are entered into as the lessor for which the lease payments are recognised as revenue on a straight line basis over the term of the lease.

Lease incentives relating to the agreement of a new or renewed operating lease are recognised as an integral part of the net consideration agreed for the use of the leased asset. Operating lease incentives received are initially recognised as a liability, are presented as trade and other payables, and are subsequently reduced through recognition in profit or loss as an integral part of the total lease expense (lease payments are allocated between rental expense and reduction of the liability) on a straight line basis over the period of the lease.

(m) Taxation

(i) Income tax

Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates for each jurisdiction, and any adjustment to tax payable in respect of previous financial periods. Deferred tax expense is the change in deferred tax assets and liabilities between the reporting periods.

Deferred tax assets and liabilities are recognised using the balance sheet method for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except in the following circumstances when no deferred tax asset or liability is recognised:

- temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss;
- temporary differences between the carrying amount and tax bases of investments in subsidiaries where it is probable that the differences will not reverse in the foreseeable future; and
- temporary differences relating to the initial recognition of goodwill.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at reporting date. Deferred tax assets are recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

(ii) Tax consolidation

The Parent and its Australian resident wholly-owned subsidiaries adopted the tax consolidation legislation with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The Parent entity is the head entity within the tax-consolidated group.

Current tax expense / income and deferred tax assets and liabilities arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Taxation (continued)

(ii) Tax consolidation (continued)

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries are assumed by the head entity in the tax-consolidated group and are recognised as amounts receivable / (payable) from / (to) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by IAG as an equity contribution or distribution.

IAG recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding arrangements and tax sharing arrangements

The head entity, in conjunction with members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group with respect to tax amounts. The tax funding arrangements require payments to / from the head entity equal to the current tax liability / (asset) assumed by the head entity and any tax loss deferred tax assets (associated with tax losses of the wholly-owned subsidiaries) assumed by the head entity. This results in the head entity recognising an intercompany receivable / (payable) equal in amount to the tax liability / (asset) assumed. The intercompany amount receivable / (payable) is at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity, in conjunction with members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities of the tax-consolidated group should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(iii) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables are stated inclusive of GST. The net amount of GST recoverable from, or payable to, the ATO is included as part of other receivables and payables on the balance sheet. Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(n) Investments

Investments comprise assets held to back insurance liabilities (also referred to as technical reserves) and assets that represent equity holders' funds. All investments are managed and performance evaluated on a fair value basis for both external and internal reporting purposes in accordance with a documented risk management strategy.

All investments are designated as fair value through profit or loss upon initial recognition. They are initially recorded at fair value (being the cost of acquisition excluding transaction costs) and are subsequently remeasured to fair value at each reporting date. Changes in the fair value from the previous reporting date (or cost of acquisition excluding transaction costs if acquired during the financial period) are recognised as realised or unrealised investment gains or losses in profit or loss. Purchases and sales of investments are recognised on a trade date basis, being the date on which a commitment is made to purchase or sell the asset. Transaction costs for purchases of investments are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for investments that represent equity holders' funds. Investments are derecognised when the rights to receive future cash flows from the assets have expired, or have been transferred, and substantially all the risks and rewards of ownership have transferred.

For securities listed in an active market, fair value is determined by reference to published bid price quotations. For unlisted securities, and for securities listed in a market that is not active, fair value is determined using valuation techniques based on current economic conditions and with reference to observable market data. For trust securities this generally means using the redemption price provided by the trustee. The most common valuation technique used for other unlisted investments is reference to the fair values of recent arm's length transactions involving the same instruments or other instruments that are substantially the same. An alternative valuation technique that is used for a small number of investments is discounted cash flow analysis.

Investment revenue, comprising dividends, trust distributions and interest, is brought to account on an accruals basis. Revenue on investment in equity securities and property trusts is deemed to accrue on the date the dividends/distributions are declared, which for listed equity securities is deemed to be the ex-dividend date. Dividend revenue from Australian equities is received net of any franking credits.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Investment in subsidiaries

Investment in subsidiaries is initially recognised at cost (fair value of consideration provided plus directly attributable costs) and are subsequently carried in the Parent's financial statements at the lower of cost and recoverable amount. Costs incurred in investigating and evaluating an acquisition up to the point of formal commitment to an acquisition are expensed as incurred. Income from these investments, comprising dividends and trust distributions, are brought to account on an accruals basis. Dividend revenue is accrued on the date the dividends are declared.

(p) Investment in joint ventures and associates

Investment in joint ventures and associates is initially recognised at cost (fair value of consideration provided plus directly attributable costs) by the entity holding the ownership interest, including attributed goodwill, and is subsequently carried in the entity's financial statements at the lower of cost and recoverable amount.

(q) Derivatives

A variety of derivatives are used for the sole purpose of managing risk exposures. Derivatives are not held for speculative purposes.

Derivatives are initially recognised at fair value (generally the transaction price; the fair value of the consideration given or received) on the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date. The fair value is determined by reference to current market quotes (current bid price for derivatives presented as assets and the current ask price for derivatives presented as liabilities) or generally accepted valuation principles. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Transaction costs for purchases of derivatives are expensed as incurred and presented in the income statement as investment expenses on assets backing insurance liabilities and corporate, administration and other expenses for assets representing equity holders' funds.

(i) Investment operations

All of the derivatives managed in conjunction with the investment operations are recognised on the balance sheet (presented together with the underlying investments) at fair value with movements in fair value being recognised as part of investment income in profit or loss. None of the derivatives are designated for hedge accounting. This matches the accounting for the derivatives with the accounting for the underlying investments.

(ii) Corporate treasury operations

Derivatives are used to hedge exposure to foreign currency and interest rate movements in relation to corporate treasury transactions, including borrowings. While there are a number of economic hedges in place, not all of these transactions have been selected for hedge accounting. Where hedge accounting is not applied the derivative and the hedged item are recognised and measured independently as if there was no hedging relationship with the derivative being recognised on the balance sheet at fair value with movements in fair value being recognised in profit or loss. The derivatives are classified as assets and presented as receivables when the fair value is positive, or as liabilities and presented as payables when the fair value is negative, except for cross currency swaps relating to borrowings, which are presented together with the borrowings.

The most commonly used derivative for which hedge accounting is not applied are forward foreign exchange contracts which are entered into to hedge foreign currency exposures recognised on the balance sheet. The forward foreign exchange contracts are recognised on the balance sheet at fair value being the net amounts receivable or payable under the contracts and the associated deferred gains or losses. When recognised, the net receivables or payables are translated using the foreign currency exchange rate current at reporting date.

(iii) Hedge accounting

Where derivatives are designated for hedge accounting, they are classified as either: (i) hedge of the change in fair value of recognised assets or liabilities or firm commitments ("fair value hedge"); (ii) hedge of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction ("cash flow hedge"); (iii) hedge of a net investment in a foreign operation ("net investment hedge"). Hedge accounting may be applied to derivatives designated as hedging instruments provided certain criteria are met. Certain transactions have been designated as either a cash flow hedge or a net investment hedge.

To qualify for hedge accounting, at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) in the range of 80 per cent to 125 per cent must also be demonstrated on an ongoing basis. At the inception of a hedging relationship, the relationship between the hedging instruments and hedged items is documented, as well as the risk management objective and strategy for undertaking the hedge.

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in reserves as part of equity. Any gain or loss relating to an ineffective portion is immediately recognised in profit or loss.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Derivatives (continued)

(iii) Hedge accounting (continued)

When the forecast transaction that is hedged results in the recognition of a financial asset or a financial liability, the associated gains and losses that had been deferred in equity are transferred into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss. When the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that had been deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

More specifically, derivatives are used to hedge a forecast acquisition of a business only when the derivative is expected to reduce exposure to the risks being hedged, is designated prospectively so that it is clear when a forecast transaction has or has not occurred, and it is probable the forecast transaction will occur. Hedge accounting is applied where such hedges meet the hedge accounting requirements. Gains or losses on the derivative arising up to the date of the forecast transaction, together with any costs arising at the time of entering into the derivative, are deferred and included in the measurement of the transaction (typically cost of acquisition of a business). Any gains or losses on the derivative after the transaction date are recognised in profit or loss. If the transaction does not occur as anticipated, the costs are immediately expensed.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity while the gain or loss relating to the ineffective portion is immediately recognised in profit or loss. Gains and losses accumulated in the equity reserve are recognised in profit or loss upon the disposal of the foreign operation.

(iv) Embedded derivatives

Derivatives embedded in other financial instruments or other non-financial host contracts are treated separately when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with movements recognised in profit or loss. Where an embedded derivative is required to be separated, it is measured at fair value.

Embedded derivatives are assessed for separation from their host contract when the entity first becomes a party to the contract and are not reassessed unless there is a significant change in the terms of the contract.

(r) Trade and other receivables

Trade and other receivables are stated at the amounts to be received in the future and are presented net of any provision for impairment. The amounts are discounted where the effect of the time value of money is material. The recoverability of debts is assessed on an ongoing basis and provision for impairment is made based on objective evidence and having regard to past default experience. The impairment charge is recognised in profit or loss. Debts which are known to be uncollectible are written off.

(s) Property, plant and equipment

Property, plant and equipment is initially recorded at cost which is the fair value of consideration provided plus incidental costs directly attributable to the acquisition (for land and buildings held as at 30 June 2004, the fair value at that date has been used as the deemed cost). The cost of plant and equipment that is located on certain leased premises is increased by the present value of the estimated future cost for dismantling and removing the items when the relevant alterations are made to the premises. All items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment charges. Items other than land are depreciated using the straight line method at rates based on the expected useful lives of the assets taking into account estimated residual values. Depreciation rates and residual values are reviewed annually and any changes are accounted for prospectively. The per annum depreciation rates used for each class of asset are as follows:

• Buildings	2 % - 5 %
• Motor vehicles	12.5 % - 20 %
• Other plant and equipment	6.67 % - 40 %

The carrying amount of each class of property, plant and equipment is reviewed each reporting date by determining whether there is an indication that the carrying value of a class may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been an indication that the loss may no longer exist and / or a change in the estimates used to determine the recoverable amount.

The net gain or loss on disposal of items of property, plant and equipment is recognised in profit or loss and is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal including transaction costs and other expenses associated with the disposal.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t) Intangible assets

(i) Acquired intangible assets

Acquired intangible assets are initially recorded at their cost at the date of acquisition being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Intangible assets with finite useful lives are amortised on a straight line basis over the estimated useful lives of the assets being the period in which the related benefits are expected to be realised (shorter of legal duration and expected economic life). Amortisation rates and residual values are reviewed annually and any changes are accounted for prospectively. The per annum amortisation rates used for each class of asset are as follows:

• Lloyd's syndicate capacity	n/a
• Brands	5% - 20%
• Distribution channels	8% - 14%
• Customer relationships	10% - 17%
• Other contractual arrangements	20% - 33%

The carrying amount of intangible assets with finite useful lives is reviewed each reporting date by determining whether there is an indication that the carrying value may be impaired. If any such indication exists, the item is tested for impairment by comparing the recoverable amount of the asset or its cash generating unit to the carrying value. Where the recoverable amount is determined by the value in use, the projected net cash flows are discounted using a pre-tax discount rate. For assets with indefinite useful lives, the recoverability of the carrying value of the assets is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment charge is recognised whenever the carrying value exceeds the recoverable amount. Impairment charges are recognised in profit or loss and may be reversed where there has been a change in the estimates used to determine the recoverable amount.

(ii) Software development expenditure

Software development expenditure that meets the criteria for recognition as an intangible asset is capitalised on the balance sheet and amortised over its expected useful life, subject to impairment testing. Costs incurred in researching and evaluating a project up to the point of formal commitment to a project are treated as research costs and are expensed as incurred. Only software development projects with total budgeted expenditure of more than $2 million are considered for capitalisation. Smaller projects and other costs are treated as maintenance costs, being an ongoing part of maintaining effective computer systems, and are expensed as incurred.

All such capitalised costs are deemed to have an expected useful life of 3 years unless it can be clearly demonstrated for a specific project that the net benefits are to be generated over a longer period. The capitalised costs are amortised on a straight line basis over the period following completion of a project or implementation of part of a project. The recoverability of the carrying amount of the asset is assessed in the same manner as for acquired intangible assets with finite useful lives.

(u) Goodwill

Business combinations are accounted for using the acquisition method. Business combinations occur when control is obtained over an entity or business. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the net identifiable assets and contingent liabilities acquired and is presented net of any impairment charges. If the cost of acquisition is less than the fair value of the net identifiable assets and contingent liabilities acquired, the difference is recognised immediately in profit. Goodwill arising on acquisitions prior to 1 July 2004 has been carried forward on the basis of its deemed cost being the net carrying amount as at that date. Where costs incidental to a business combination are incurred over a number of reporting periods prior to completion of the transaction, costs incurred before completion of the transaction becomes virtually certain are expensed and this treatment is not subsequently changed.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of exchange. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Where the initial accounting for a business combination is determined only provisionally by the first reporting date after acquisition date, the business combination is accounted for using those provisional values. Any subsequent adjustments to those provisional values are recognised within twelve months of the acquisition date and are applied effective from the acquisition date.

Where a business combination is achieved in stages (commonly referred to as a step acquisition), each exchange transaction is treated separately, using the cost of the transaction and the fair value information at the date of each exchange transaction, to determine the amount of any goodwill associated with that transaction. Before qualifying as a business combination, a transaction may qualify as an investment in an associate (refer note 1(c)). With investments in joint ventures and associates, where control is not obtained, the goodwill is included in the carrying amount of the investment in the joint venture and associate, rather than being presented as a separate asset.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u) Goodwill (continued)

Goodwill is allocated to cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets) for the purpose of impairment testing, principally based on how goodwill is monitored by management. The recoverability of the carrying value of the goodwill allocated to each cash generating unit is tested for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that it might be impaired, by determining the present value (using a pre-tax discount rate that reflects the current market assessments of the risks specific to the cash generating unit) of projected net cash flows based on the five year business plans approved by management. Net cash flows beyond the five year period are extrapolated based on growth rates relevant to the asset / business which are consistent with long-term industry averages. Where the carrying value exceeds the recoverable amount, an impairment charge is recognised in profit or loss and cannot subsequently be reversed.

At the date of disposal of a business, attributed goodwill is included in the share of net assets used in the calculation of the gain or loss on disposal.

Acquisitions and disposals (where control is retained) of minority interests are treated as transactions between equity holders. Therefore, any difference between the acquisition cost of the minority interest and the carrying amount of the minority interest is recognised as an increase or decrease in equity.

(v) Trade and other payables

Trade and other payables are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received. The amounts are discounted where the effect of the time value of money is material.

(w) Restructuring provision

A restructuring provision is recognised for the expected costs associated with restructuring where there is a detailed formal plan for restructure and a demonstrated commitment to that plan. The provision is based on the direct expenditure to be incurred which is both directly and necessarily caused by the restructuring, including termination benefits, decommissioning of information technology systems and exiting surplus premises, and does not include costs associated with on-going activities. The adequacy of the provision is reviewed regularly and adjusted if required. Revisions in the estimated amount of a restructuring provision are reported in the period in which the revision in the estimate occurs. The provision is discounted using a pre-tax discount rate where the effect of the time value of money is material. Where discounting is applied, the increase in the provision due to the passage of time is recognised as a finance cost.

(x) Lease provision

Certain of the operating leases for property require that the land and / or building be returned to the lessor in its original condition, however, the related operating lease payments do not include an element for the cost this will involve. The present value of the estimated future cost for the plant and equipment to be removed and the premises to be returned to the lessor in its original condition are recognised as a lease provision when the relevant alterations are made to the premises. The costs are capitalised as part of the cost of plant and equipment and then depreciated over the useful lives of the assets (refer note 1(s)).

(y) Onerous contracts provision

A provision is recognised for onerous contracts when the expected benefits to be derived from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

(z) Employee benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries (including bonuses), annual leave and sick leave are recognised at the nominal amounts unpaid at the reporting date using remuneration rates that are expected to be paid when these liabilities are settled, including on-costs. A liability for sick leave is considered to exist only when it is probable that sick leave taken in the future will be greater than entitlements that will accrue in the future.

(ii) Long service leave

A liability for long service leave is recognised as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. The estimated future cash outflows are discounted using interest rates on national government guaranteed securities which have terms to maturity that match, as closely as possible, the estimated future cash outflows. Factors which affect the estimated future cash outflows such as expected future salary increases, experience of employee departures and period of service, are incorporated in the measurement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z) Employee benefits (continued)

(iii) Share based incentive arrangements

Share based remuneration is provided in different forms to eligible employees and IAG directors. All of the arrangements are equity settled share based payments. The fair value at grant date (the date at which the employer and the employee have a shared understanding of the terms and conditions of the arrangement) is determined for each equity settled share based payment using a valuation model which excludes the impact of any non-market vesting conditions. This fair value does not change over the life of the instrument. At each reporting date during the vesting period (the period during which related employment services are provided), and upon the final vesting or expiry of the equity instruments, the total accumulated expense is revised based on the fair value at grant date and the latest estimate of the number of equity instruments that are expected to vest based on non-market vesting conditions only (vesting conditions other than employee turnover are excluded), and taking into account the expired portion of the vesting period. Changes in the total accumulated expense from the previous reporting date are recognised in profit or loss with a corresponding movement in an equity reserve. Upon exercise of the relevant instruments, the balance of the share based remuneration reserve relating to those instruments is transferred within equity.

The different treatment of market and non-market vesting conditions means that if an equity instrument does not vest because a participant ceases relevant employment then the accumulated expense charged in relation to that participant is reversed, but if an equity instrument does not vest only because a market condition is not met, the expense is not reversed (this is relevant only to the Performance Award Rights Plan).

To satisfy obligations under the various share based remuneration plans, shares are generally bought on market at or near grant date of the relevant arrangement and held in trust. The cost of acquiring the shares is recognised on the balance sheet as a prepayment. Shares held in trust that are controlled for accounting purposes are treated as treasury shares held in trust (refer note 1(af)).

(iv) Superannuation

Contributions are made to various superannuation plans, both defined contribution and defined benefit superannuation plans, in accordance with their governing rules and, for defined benefit superannuation plans, recommendations from their respective actuaries, which are designed to ensure that each plan's funding provides sufficient assets to meet its liabilities over the longer term.

For defined contribution superannuation plans, obligations for contributions are recognised in profit or loss as they become payable. For defined benefit superannuation plans, the net financial position of the plans is recognised on the balance sheet and the movement in the net financial position is recognised in profit or loss, except for actuarial gains and losses (experience adjustments and changes in actuarial assumptions), which are recognised directly in retained earnings.

(aa) Interest-bearing liabilities and finance costs

Interest-bearing liabilities are initially recognised at fair value less transaction costs that are directly attributable to the transaction. After initial recognition the liabilities are carried at amortised cost using the effective interest method.

Finance costs include interest, which is accrued at the contracted rate and included in payables, amortisation of transaction costs which are capitalised, presented together with the borrowings, and amortised over the life of the borrowings or a shorter period if appropriate, and amortisation of discounts or premiums (the difference between the original proceeds, net of transaction costs, and the settlement or redemption value of borrowings) over the term of the liabilities. Where interest payments are subject to hedge accounting, they are recognised as finance costs net of any effect of the hedge.

(ab) Foreign currency

(i) Functional and presentation currency

Items included in the financial records of each of the entities within the Consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). For nearly all entities, this is the local currency of the country in which it operates. The financial statements are presented in Australian dollars, which is the functional and presentation currency of the Parent and the presentation currency of the Consolidated entity.

(ii) Translation of foreign currency transactions

Foreign currency transactions are translated into the functional currency for each of the entities within the Consolidated entity using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at reporting date, are translated to Australian dollars using reporting date exchange rates. Resulting exchange differences are recognised in profit or loss except for those relating to foreign operations and hedging transactions as per (iii) and (iv) below.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab) Foreign currency (continued)

(iii) Translation of the financial results of foreign operations

The financial position and performance of foreign operations with a functional currency other than Australian dollars are translated into the presentation currency for inclusion in the consolidated financial statements. The assets and liabilities are translated using reporting date exchange rates while equity items are translated using historical rates. Items from the income statement are translated using weighted average rates for the reporting period. Exchange differences arising from the translations are recorded directly in equity in the foreign currency translation reserve. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated using reporting date exchange rates.

On the disposal of a foreign operation, the cumulative amount of the exchange differences deferred in the foreign currency translation reserve relating to that foreign operation is recognised in profit or loss.

(iv) Hedge transactions

Derivatives are used to hedge the foreign exchange risk relating to certain transactions. Refer to note 1(q)(iii) for details of the relevant accounting policies.

(ac) Provision for dividends

Provision for dividends is made in respect of ordinary shares where the dividends are declared on or before the reporting date but have not yet been distributed at that date.

(ad) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent by the weighted average number of shares of the Parent on issue during the reporting period, net of treasury shares held in trust.

(ii) Diluted earnings per share

Diluted earnings per share is determined by dividing the profit or loss attributable to equity holders of the Parent used in the calculation of basic earnings per share, adjusted for relevant costs associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares.

(ae) Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets to the holder. Transaction costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax.

(af) Treasury shares held in trust

Ordinary shares of IAG that are controlled for accounting purposes by share based remuneration trusts that are subsidiaries of the Consolidated entity, are presented on the balance sheet as treasury shares held in trust. The shares are measured at cost (total amount paid to acquire the shares including directly attributable costs), and are presented as a deduction from equity until they are otherwise dealt with. No gain or loss is recognised in profit or loss on the sale, cancellation or reissue of the shares. The shares are derecognised as treasury shares held in trust when the shares vest or are released to the participant.

(ag) Reset exchangeable securities

Reset exchangeable securities ("RES") were initially measured at fair value (which was equivalent to the face value) less transaction costs incurred in issuing the securities. On the balance sheet, the RES liability is offset against the investments purchased ("Portfolio") from the proceeds of the RES, as there is a legal right of set-off and it is the intention that the Portfolio and the RES liability would be settled simultaneously. Transaction costs are capitalised, presented together with interest-bearing liabilities, and are amortised using the effective interest method over five years from the date of issue. Interest expense on the RES is brought to account on an accruals basis and payable quarterly subject to the terms of issue. The interest expense on the RES is offset against the interest income generated from the Portfolio in the income statement.

NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the process of applying the significant accounting policies, certain critical accounting estimates and assumptions are used, and certain judgements are made.

The estimates and related assumptions are based on experience and other factors that are considered to be reasonable, the results of which form the basis for judgements about the carrying values of assets and liabilities. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised, and the future periods if relevant.

The areas where the estimates and assumptions involve a high degree of judgment or complexity and are considered significant to the financial statements, listed together with reference to the notes to the financial statements where more information is provided, are:

- Insurance contracts related:

  - Claims, refer note 11;

  - Reinsurance and other recoveries on outstanding claims, refer note 12;

  - Liability adequacy test, refer note 14(b);

  There are other amounts relating to insurance contracts that are based on allocation methodologies supported by assumptions (eg deferred acquisition costs; which costs in the shared services model (refer note 4) are related to the acquisition of general insurance contracts and so eligible for deferral). The estimates relate to past events, do not incorporate forward looking considerations, and do not change from year to year.

- Other

  - Intangible assets and goodwill impairment testing, refer notes 18 and 19;

  - Acquired intangible assets initial measurement and determination of useful life, refer notes 18 and 24;

  - Provisional accounting of business combinations, refer note 24;

  - Share based remuneration, refer note 28; and

  - Defined benefit superannuation arrangements, refer note 29.

The accounting judgements made during the year that did not involve estimations, including determination of the existence of control when entities are not wholly-owned, the recognition of the identifiable intangible assets acquired in a business combination, and the probability of recovering carry forward tax losses, are considered to have had no significant impact on the amounts recognised in the financial report (2006 – none).

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	PARENT 2007	PARENT 2006	CONSOLIDATED 2007	CONSOLIDATED 2006
	$m	$m	$m	$m
NOTE 3: ANALYSIS OF INCOME				
(a) General insurance revenue				
Gross written premium	-	-	7,381	6,435
Movement in unearned premium liability	-	-	(174)	102
Premium revenue	-	-	7,207	6,537
Direct premium revenue	-	-	7,192	6,536
Inwards reinsurance premium revenue	-	-	15	1
Premium revenue	-	-	7,207	6,537
Reinsurance and other recoveries revenue	-	-	871	566
Total general insurance revenue	-	-	8,078	7,103
(b) Investment income				
Dividend revenue	396	745	59	87
Interest revenue	29	-	442	375
Trust revenue	-	-	61	33
Total investment revenue	425	745	562	495
Net changes in fair values of investments				
- Realised net gains and (losses)	7	1	(23)	162
- Unrealised net gains and (losses)	(6)	-	185	248
Total investment income	426	746	724	905
Represented by:				
Investment income on assets backing insurance liabilities	-	-	381	329
Investment income on equity holders' funds	426	746	343	576
	426	746	724	905
(c) Fee and other income				
Fee based revenue	-	-	463	218
Other revenue	-	3	-	-
Total fee and other income	-	3	463	218
(d) Share of net profit of associates	-	-	5	2
Total income	426	749	9,270	8,228

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
NOTE 4: ANALYSIS OF EXPENSES				
(a) Expenses as presented in the income statement				
Outwards reinsurance premium expense	-	-	464	405
Claims expense	-	-	5,345	4,466
Acquisition costs	-	-	1,223	1,081
Other underwriting expenses	-	-	421	395
Fire service levies	-	-	218	223
Investment expenses on assets backing insurance liabilities	-	-	21	19
Finance costs	77	57	119	86
Corporate, administration and other expenses	-	-	532	298
Net income attributable to minority interests in unitholders' funds	-	-	19	20
Total expenses	77	57	8,362	6,993
(b) Analysis of expenses by function				
General insurance business expenses	-	-	7,671	6,570
Corporate and administration expenses	77	57	691	423
Total expenses	77	57	8,362	6,993
(c) Other items				
Disclosure of the following items is considered relevant in explaining the results for the financial year:				
Insurance protection tax levied by the NSW State Government	-	-	21	21
Depreciation and amortisation				
Acquired intangibles	-	-	55	8
Capitalised software development expenditure	-	-	18	6
Depreciation - property, plant and equipment	-	-	61	47
	-	-	134	61
Impairment charges				
Trade and other receivables	-	-	2	1
Capitalised software and development	-	-	7	-
	-	-	9	1
Employee benefits				
Defined contribution superannuation plans	-	-	70	68
Defined benefit superannuation plans	-	-	10	7
Share based remuneration	-	-	15	19
Salaries and other employee benefits expense	-	-	1,126	926
	-	-	1,221	1,020
Transfers to provisions charged to profit or loss				
Restructuring provision	-	-	2	11
	-	-	2	11

NOTE 4: ANALYSIS OF EXPENSES (Continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
Finance costs				
Reset preference share distributions paid/payable	29	29	29	29
Subordinated term notes interest paid/payable	25	-	76	53
Amortisation of capitalised transaction costs	-	2	4	4
Interest paid / payable on loans from related bodies corporate	23	26	-	-
Euro / USD floating rate notes	-	-	4	-
Receivables refinancing debt	-	-	1	-
Other	-	-	5	-
	77	57	119	86
Other				
Net loss on disposal of property, plant and equipment	-	-	4	4
Operating lease payments	-	-	184	182
Software research and development costs expensed	-	-	37	26
Net foreign exchange (gains) / losses	-	-	(22)	34
Liability adequacy test deficiency	-	-	-	11

The IAG Group operates a shared services model with the use of dedicated units and entities to provide services throughout the IAG Group. The costs incurred by business units and entities directly, together with internal charges between them, are allocated to the various operating functions and so are included within the various expense classifications in the income statement. For example, the Consolidated entity incurs expense in meeting the superannuation contribution obligations for employees involved in a wide range of functions including sales and marketing, underwriting, and claims management. Hence the superannuation expense is allocated across the lines in the income statement based on the areas for which these employees provide services.

	CONSOLIDATED	
	2007	2006
	$000	$000
NOTE 5: REMUNERATION OF AUDITORS		
(a) KPMG Australia		
(i) Assurance services		
Audit of the financial statements prepared for the Parent and subsidiaries	4,964	4,598
Audit of statutory returns in accordance with regulatory requirements	799	667
Other assurance services	453	1,702
	6,216	6,967
(ii) Advisory services		
Taxation services	395	287
Due diligence in relation to potential acquisitions outside Australia	1,041	1,627
Other	455	126
	1,891	2,040
(b) Overseas related practices of KPMG Australia		
(i) Assurance services		
Audit of the financial statements prepared for subsidiaries	2,142	574
Audit of statutory returns in accordance with regulatory requirements	38	4
Other assurance services	71	79
	2,251	657
(ii) Advisory services	48	83
(c) Other auditors		
(i) Assurance services		
Audit of the financial statements prepared for subsidiaries	1,181	-
(ii) Advisory services	25	-
Total remuneration of auditors	11,612	9,747

It is IAG Group policy that KPMG may provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. These include regulatory and prudential reviews requested by a regulator such as the Australian Prudential Regulation Authority ("APRA"). KPMG may not provide services that are perceived to be materially in conflict with the role of auditor. It is IAG Group policy to contract KPMG on assignments additional to their statutory audit and assurance duties where KPMG's expertise and experience with the IAG Group are important. The total fees for such services cannot exceed the audit fees without the approval of the IAG Audit Committee and KPMG can be contracted only in relation to reviewing financial information and not in its preparation. The Board is of the opinion that audit independence was not impaired during the current financial year as a result of the provision of these services.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
NOTE 6: INCOME TAX				
(a) Income tax expense				
Current tax	(6)	(9)	359	375
Deferred tax	1	(1)	(74)	(10)
(Over) / under provided in prior years	1	-	(6)	8
Income tax (credit) / expense	(4)	(10)	279	373
Deferred income tax expense / (credit) included in income tax comprises:				
(Increase) / decrease in deferred tax asset	1	(1)	23	(5)
Increase / (decrease) in deferred tax liability	-	-	(97)	(5)
	1	(1)	(74)	(10)
(b) Income tax reconciliation				
The income tax for the financial year differs from the amount calculated on the profit before income tax. The differences are reconciled as follows:				
Profit for the year before income tax	349	692	908	1,235
Income tax calculated at 30% (2006 - 30%)	105	208	272	371
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:				
Rebateable dividends	(119)	(223)	(9)	(19)
Capital profits / (losses) not subject to income tax	-	-	6	3
Other non-deductible items:				
- Amortisation of acquired intangible assets	-	-	15	3
- Interest on reset preference shares	9	9	9	9
- Other	-	-	-	1
Other	-	(4)	(8)	(3)
Income tax (credit) / expense applicable to current year	(5)	(10)	285	365
Adjustment relating to prior year	1	-	(6)	8
Income tax (credit) / expense attributable to profit for the year before impact of tax consolidation	(4)	(10)	279	373
Income tax (credit) / expense attributable to profit for the year after impact of tax consolidation	(4)	(10)	279	373

(c) Tax consolidation

Effective 1 July 2002, the Company became the head entity in a tax-consolidated group comprising the Company and all of its Australian wholly-owned subsidiaries and the requirements of the relevant accounting standards have been applied.

NOTE 6: INCOME TAX (Continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
(d) Deferred tax assets				
(i) The balance comprises temporary differences attributable to:				
Amounts recognised in profit for the financial year				
Property, plant and equipment	-	-	80	48
Employee benefits	-	-	68	72
Insurance provisions	-	-	146	146
Investments	-	-	5	15
Provisions	-	-	8	2
Tax losses	-	-	65	-
Other	-	1	4	2
	-	1	376	285
Amounts recognised directly in equity				
Hedges	-	-	1	5
Defined benefit superannuation plans	-	-	(24)	(9)
Share based remuneration	-	-	1	-
Other	6	-	6	-
	6	1	360	281
Set-off of deferred tax liabilities	-	-	(84)	(122)
	6	1	276	159
(ii) Movements				
Balance at the beginning of the financial year	1	-	281	279
Credited / (charged) to profit or loss	(1)	1	(23)	5
Credited / (charged) to equity	6	-	(12)	(5)
Acquisitions	-	-	118	8
Transfers	-	-	(6)	(5)
Adjustments relating to prior year	-	-	6	(1)
Foreign exchange difference	-	-	(4)	-
Balance at the end of the financial year	6	1	360	281

(iii) Tax losses

The Consolidated entity does not have any unrecognised tax losses (2006 - $Nil).

NOTE 6: INCOME TAX (Continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
(e) Deferred tax liabilities				
(i) The balance comprises temporary differences attributable to:				
Amounts recognised in profit for the financial year				
Investments	-	-	70	116
Other provisions	-	-	43	42
	-	-	113	158
Amounts recognised directly in equity				
Hedges	-	-	27	4
	-	-	140	162
Set-off against deferred tax assets	-	-	(84)	(122)
	-	-	56	40
(ii) Movements				
Balance at the beginning of the financial year	-	-	162	170
Charged / (credited) to profit or loss	-	-	(97)	(5)
Charged / (credited) to equity	-	-	23	4
Foreign exchange differences	-	-	1	(2)
Transfers	-	-	(5)	(5)
Acquisition	-	-	44	-
Adjustments relating to prior year	-	-	12	-
Balance at the end of the financial year	-	-	140	162

NOTE 7: SEGMENT REPORTING

(a) Primary reporting - business segments

The Parent is a non-operating holding company operating only in Australia.

The Consolidated entity operated in the general insurance industry throughout the year. Revenue from the general insurance industry is derived from underwriting insurance in Australia, New Zealand, United Kingdom and Asia and these form separate reportable segments. The reportable segments comprise the following businesses (each insurance product is predominantly short-tail in duration except where noted):

- Australia personal insurance - The Australia personal insurance business develops and underwrites personal insurance products (through direct and indirect distribution channels), and manages claims and assessing services. Insurance products include motor vehicle, home and contents, compulsory third party (long-tail), consumer credit, and niche insurance products such as pleasure craft, veteran and classic car, boat, caravan, and travel insurance. This includes personal insurance products sold in conjunction with commercial insurance products;

- Australia commercial insurance - The Australia commercial insurance business develops and underwrites insurance for businesses. Insurance products include commercial property, commercial motor and fleet motor, construction and engineering, farm, crop and livestock, home warranty, marine, public and product liability (long-tail), professional indemnity (long-tail), directors and officers (long-tail), and workers' compensation (long-tail);

- New Zealand insurance – comprises the direct insurance business underwritten through foreign subsidiaries in New Zealand.

- United Kingdom insurance – comprises the insurance underwriting and broker distribution services operating through foreign subsidiaries in the United Kingdom.

NOTE 7: SEGMENT REPORTING (Continued)

(a) Primary reporting - business segments (continued)

- Asia insurance – comprises the direct insurance business underwritten through foreign subsidiaries in Asia.
- Reinsurance operations – comprises the inwards reinsurance operation and the captive reinsurer for subsidiaries operating outside Australia.
- Corporate and investments – comprises other activities, including corporate services, investment management and investment of the equity holders' funds.

The net outstanding claims liability for each segment includes an allocation of the diversification benefit incorporated into the risk margin relating to the combination of the segments at the Consolidated entity level. Depreciation expense is allocated to different business segments as management fees from the Corporate segment and so all depreciation relating to property, plant and equipment is treated as part of the Corporate segment.

The reportable segments have changed from those disclosed in previous periods as a result of the continued geographical expansion of the IAG Group during the current financial year. The revised business segments align with the way in which information is currently viewed by key management personnel for making strategic and operational decisions.

There are no differences between the recognition and measurement criteria used in the segment disclosures and those used in the financial statements.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 7: SEGMENT REPORTING (Continued)

(a) Primary reporting - business segments (continued)

2007	Australia personal insurance	Australia commercial insurance	New Zealand insurance	United Kingdom insurance	Asia insurance	Reinsurance operations	Corporate and investments	Inter-segment elimination	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External revenue	4,740	2,056	1,000	912	193	15	354	-	9,270
Intersegment revenue	-	-	5	27	6	41	-	(79)	-
Total revenue	4,740	2,056	1,005	939	199	56	354	(79)	9,270
Underwriting profit	203	172	64	(3)	1	(30)	-	-	407
Investment income net of investment fees - technical reserves	213	83	22	33	8	1	-	-	360
Insurance profit	416	255	86	30	9	(29)	-	-	767
Investment income net of investment fees - equity holders' funds	-	-	-	-	-	-	319	-	319
Share of net profit of associates	-	-	-	(2)	7	-	-	-	5
Other net operating result	-	65	-	18	(9)	-	(257)	-	(183)
Profit / (loss) before income tax	416	320	86	46	7	(29)	62	-	908
Income tax expense									(279)
Profit / (loss) for the year									629
Segment assets	6,010	4,171	674	1,762	131	83	8,835	(56)	21,610
Total assets									21,610
Segment liabilities	6,010	4,171	674	1,762	131	83	4,003	(56)	16,778
Total liabilities									16,778
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	-	-	-	1,746	-	1,746
Depreciation expense	21	13	4	11	2	-	10	-	61
Amortisation of acquired intangibles	-	-	-	-	-	-	55	-	55
Total depreciation and amortisation expense	21	13	4	11	2	-	65	-	116
Other non-cash expenses	46	23	11	7	-	-	6	-	93

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 7: SEGMENT REPORTING (Continued)

(a) Primary reporting - business segments (continued)

2006	Australia personal insurance	Australia commercial insurance	New Zealand insurance	United Kingdom insurance	Asia insurance	Reinsurance operations	Corporate and investments	Inter-segment elimination	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
External revenue	4,356	2,086	1,024	-	113	-	649	-	8,228
Total revenue	4,356	2,086	1,024	-	113	-	649	-	8,228
Underwriting profit	266	165	100	-	2	-	-	-	533
Investment income net of investment fees - technical reserves	197	82	30	-	1	-	-	-	310
Insurance profit	463	247	130	-	3	-	-	-	843
Investment income net of investment fees - equity holders' funds	-	-	-	-	-	-	537	-	537
Share of net profit of associates	-	-	-	-	2	-	-	-	2
Other net operating result	-	8	-	-	(7)	-	(148)	-	(147)
Profit / (loss) before income tax	463	255	130	-	(2)	-	389	-	1,235
Income tax expense									(373)
Profit / (loss) for the year									862
Segment assets	5,951	3,702	635	-	142	-	6,542	-	16,972
Total assets									16,972
Segment liabilities	5,951	3,702	635	-	142	-	2,871	-	13,301
Total liabilities									13,301
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	-	-	-	-	-	-	158	-	158
Depreciation expense	20	13	5	-	-	-	9	-	47
Amortisation of acquired intangibles	-	-	-	-	-	-	8	-	8
Total depreciation and amortisation expense	20	13	5	-	-	-	17	-	55
Other non-cash expenses	45	25	9	-	-	-	9	-	88

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 7: SEGMENT REPORTING (Continued)

(b) Secondary reporting - geographical segments

The Consolidated entity operates in the Australia, New Zealand, United Kingdom and Asia (principally Thailand) general insurance industries. Each of these markets forms a separate reportable geographical segment. Australia is the IAG Group's principal market with operations covering all states and territories. The reinsurance operation is a global shared service and there is no sensible transparent manner in which to allocate the results of this operation across the geographic segments.

	Australia		New Zealand		United Kingdom		Asia		Reinsurance		Inter-segment elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External revenue	7,106	6,928	1,062	1,087	887	-	196	114	19	99	-	-	9,270	8,228
Segment assets	16,685	15,649	1,721	1,508	3,581	-	315	308	228	1,249	(920)	(1,742)	21,610	16,972
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	57	71	42	23	1,622	-	1	64	24	-	-	-	1,746	158

NOTE 8: EARNINGS PER SHARE

	CONSOLIDATED	
	2007	2006
	cents	cents
(a) Reporting period values		
Basic earnings per ordinary share (i)	32.79	47.66
Diluted earnings per ordinary share	32.59	47.38

(i) The basic earnings per ordinary share excludes the treasury shares held in trust from the denominator of the calculation, but includes earnings attributable to those shares in the numerator, to comply with AASB 133 *Earnings per Share*. If the amounts relating to those shares are excluded from both the numerator and denominator, the basic earnings per ordinary share for the year ended 30 June 2007 would be reduced to 32.60 cents (2006 - 47.39 cents).

	CONSOLIDATED	
	2007	2006
	$m	$m
(b) Reconciliation of earnings used in calculating earnings per share		
Profit for the year	629	862
Profit attributable to minority interests	(77)	(103)
Profit attributable to equity holders of the Parent which is the earnings used in calculating basic and diluted earnings per share	552	759

	CONSOLIDATED	
	2007	2006
	Number of shares in millions	Number of shares in millions
(c) Reconciliation of weighted average number of ordinary shares used in calculating earnings per share		
Ordinary shares on issue (i)	1,691	1,602
Treasury shares held in trust	(10)	(9)
Weighted average number of ordinary shares used in the calculation of basic earnings per share	1,681	1,593
Weighted average number of dilutive potential ordinary shares relating to:		
- Unvested share based remuneration rights supported by treasury shares held in trust	10	9
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	1,691	1,602

(i) The weighted average number of ordinary shares used to calculate the basic earnings per share includes an additional 7 million shares that are deemed to be bonus shares. These deemed bonus shares were issued in response to the $750 million institutional placement (completed on 12 December 2006) and the $125 million share purchase plan (completed on 31 January 2007) as these capital raisings were considered to be issued at a discount compared to the relevant market price and accordingly these shares are deemed to contain a bonus element. These deemed bonus shares are considered to have been issued on 1 July 2005 (being at the beginning of the corresponding prior period presented in these financial statements) and thus have a retrospective dilutive effect on the basic earnings per share.

The following matters are relevant to the determination of the weighted average number of ordinary shares:

- The reset preference shares are not considered to be dilutive potential ordinary shares even though they may convert into ordinary shares because the contingent conversion conditions were not met at the reporting date.
- The reset exchangeable securities (refer note 31(b)) are not considered to be dilutive potential ordinary shares because the contingent conversion conditions were not met at the reporting date.

NOTE 9: DIVIDENDS

	Cents per share	Total amount	Payment date	Tax rate for franking credit	Percentage franked
		$m			
(a) Ordinary shares					
Recognised in year ended 30 June 2007					
2007 interim dividend	13.5	237	16 April 2007	30%	100%
2006 final dividend	16.0	255	9 October 2006	30%	100%
		492			
Recognised in year ended 30 June 2006					
Special dividend	12.5	201	26 June 2006	30%	100%
2006 interim dividend	13.5	215	10 April 2006	30%	100%
2005 final dividend	14.5	231	17 October 2005	30%	100%
		647			

It is standard practice to declare the dividend for a period after the relevant reporting date. In accordance with the relevant accounting policy (refer note 1(ac)) a dividend is not accrued for until it is declared and so the dividends for a period are generally recognised and measured in the financial reporting period following the period to which the dividend relates.

A special dividend was paid to shareholders during the year ended 30 June 2006 as a return of excess capital in line with the commitment to ensure capital is managed efficiently. The total special dividend is presented inclusive of transaction costs of $1.3 million.

(b) Dividend reinvestment

A Dividend Reinvestment Plan ("DRP") operates which allows equity holders to elect to receive their dividend entitlement in the form of IAG shares. The price of DRP shares is the average share market price, less a discount if any (determined by the Directors) calculated over the pricing period (which is at least five trading days) as determined by the Directors for each dividend payment date.

The DRP for the 2007 interim dividend payable on 16 April 2007 was settled with the issuance of 40.5 million fully paid ordinary shares priced at $5.8507 per share (based on the average market price for the ten trading days from 19 March 2007 to 30 March 2007 inclusive) with 10.5 million shares issued to existing shareholders with dividend entitlements and 30.0 million shares issued to the underwriter of the subscriptions for the DRP. There was no discount applied.

The DRP for the 2006 final dividend payable on 9 October 2006 was settled with the on-market purchase of 15.5 million shares priced at $5.3220 per share (based on the average market price for the ten trading days from 11 September 2006 to 22 September 2006 inclusive). There was no discount applied.

The 29.5 million shares allocated to equity holders participating in the DRP during the year ended 30 June 2006 were purchased on-market (including 8.7 million shares relating to the special dividend).

(c) Dividend not recognised at reporting date

In addition to the above dividends, the following dividend was declared after the reporting date but before finalisation of this financial report and has not been recognised in this financial report.

	Cents per share	Total amount	Expected payment date	Tax rate for franking credit	Percentage franked
		$m			
2007 final dividend	16.0	287	8 October 2007	30%	100%

The dividend was declared on 24 August 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten. The last date for the receipt of an election notice for participation in the dividend reinvestment plan in relation to this final dividend is 5 September 2007.

NOTE 9: DIVIDENDS (Continued)

(d) Restrictions that may limit the payment of dividends

There are currently no restrictions on the payment of dividends by the Parent other than:

- The payment of dividends generally being limited to profits subject to ongoing solvency obligations; and
- No dividends can be paid and no returns of capital can be made on ordinary shares, if distributions are not paid on the reset preference shares, unless certain actions are taken by IAG. For further details refer to note 21.

There are currently no restrictions on the payment of dividends from subsidiaries to the Parent other than:

- The payment of dividends generally being limited to profits subject to ongoing solvency obligations of the subsidiary;
- For certain subsidiaries, statutory reserve and regulatory minimum capital requirements, in particular, the APRA has advised Australian general insurers that a general insurer under its supervision must obtain approval from it before declaring a dividend if the general insurer has incurred a loss, or proposes to pay dividends which exceed the level of profits earned in the current period; and
- The Lloyd's syndicate operations being subject to specific solvency calculation restrictions regarding the payment of distributions from Funds at Lloyd's.

The impact to these requirements caused by the payment of dividends is monitored. Payments of dividends from overseas subsidiaries may attract withholding taxes which have not been provided for in this financial report.

(e) Dividend franking amount

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
The amount of franking credits available for the subsequent annual reporting period are:				
Franking account balance at reporting date at 30%	538	452	570	483
Franking credits to arise from payment of income tax payable	39	83	51	103
Franking debits to arise from receipt of income tax refundable	(15)	(19)	(15)	(20)
Franking credits to arise from receipt of dividends receivable	2	3	2	4
Franking credits available for future reporting periods	564	519	608	570
Franking account impact of dividends declared before issuance of financial report but not recognised at reporting date	(123)	(109)	(123)	(109)
Franking credits available for subsequent financial years based on a tax rate of 30%	441	410	485	461

The balance of the franking account arises from:

- franked income received or recognised as a receivable at the reporting date;

- income tax paid, after adjusting for any franking credits which will arise from the payment of income tax provided for in the financial statements; and

- franking debits from the payment of dividends recognised as a liability at the reporting date.

In accordance with the tax consolidation legislation, the Parent, as the head entity in the tax-consolidated group, has also assumed the benefit of the franking credits available. The consolidated amounts include franking credits that would be available to the Parent if distributable profits of non-wholly owned subsidiaries were paid as dividends.

All of the distributions paid in relation to the reset preference shares and the interest payments in relation to the reset exchangeable securities for the current financial year were fully franked at 30% (2006 - fully franked at 30%).

NOTE 10: INSURANCE CONTRACTS RISK MANAGEMENT

A key risk from operating in the general insurance industry is the exposure to insurance risk arising from underwriting general insurance contracts. The insurance contracts transfer risk to the insurer by indemnifying the policyholders against adverse affects arising from the occurrence of specified uncertain future events. The risk is that the actual amount of claims to be paid in relation to contracts will be different to the amount estimated at the time a product was designed and priced. The Consolidated entity is exposed to this risk because the price for a contract must be set before the losses relating to the product are known. Hence the insurance business involves inherent uncertainty. The Consolidated entity also faces other risks relating to the conduct of the general insurance business including financial risks (refer principally to note 33) and capital risks (refer principally to note 34).

A fundamental part of the overall risk management strategy is the effective governance and management of the risks that impact the amount, timing and uncertainty of cash flows arising from insurance contracts.

(a) Risk management framework

The IAG Group has in place a dedicated risk management function responsible for the development and maintenance of the risk management framework. The risk management framework provides a reasonable assurance that the Group's risks are being prudently and soundly managed. The framework includes a written Risk Management Strategy ("RMS") which is a high-level, strategic document intended to describe key elements of the risk management framework. The RMS:

- Describes Board and management approved parameters (ie risk appetite) within which key decisions must be made;
- Is a key input into how regulators and the external auditor understand and assess the approach to risk management; and
- Forms the basis of twice yearly declarations provided by executives and senior management to the Board.

The framework also includes clearly defined managerial responsibilities and risk management policies, procedures and controls to identify, assess, monitor, report on and mitigate all material risks, financial and non-financial, likely to be faced. A review process is in place to ensure that the risk management framework remains effective. In the second half of the current financial year the IAG Group was notified that Standard & Poor's ("S&P's") had rated the IAG Group enterprise risk management programme to be 'excellent'. This is the highest assessment available under S&P's classification system.

The RMS is updated annually and approved by the Board and resubmitted to APRA after any material changes are made. A three-year rolling Business Plan is also submitted to APRA after each annual review or whenever material changes are made.

The IAG Group has in place a range of monitoring activities assessing both the financial management and risk management aspects of the business. The Approved Actuary for each Australian licensed insurer in the Group is required to prepare a Financial Condition Report (FCR) and an Insurance Liability Valuation Report (ILVR). The ILVR is more quantitative in nature than the FCR. Both documents are required to be submitted to APRA annually.

The FCR includes specific items such as an assessment of asset and liability management, reinsurance arrangements and the risk management framework and incorporates recommendations where issues are noted.

The ILVR advises on the valuation of insurance liabilities including specific details such as assumptions and valuation methods. The ILVR is peer-reviewed by another Actuary (the "Reviewing Actuary") who must not be an employee of the insurer. The Reviewing Actuary must provide a review report on the ILVR to the insurer's Board and management, the Approved Auditor and Approved Actuary, but not directly to APRA unless specifically requested to do so.

(b) Risk management objectives and policies for mitigating insurance risk

The insurance activities primarily involve the underwriting of risks and the management of claims. A disciplined approach to risk management is adopted in accordance with IAG Group protocols rather than a premium volume or market share orientated approach. It is believed this approach provides the greatest long term likelihood of being able to meet the objectives of all stakeholders; including policyholders, lenders and equity holders.

The risk management activities can be broadly separated into underwriting (acceptance and pricing of risk), claims management, reserving (including investment in data capabilities) and investment management. The objective of these risk management functions is to enhance the longer term financial performance of the overall insurance operations. The policies for the management of risk are applied consistently across the IAG Group with certain allowances made for non-Australian jurisdictions.

NOTE 10: INSURANCE CONTRACTS RISK MANAGEMENT (Continued)

(b) Risk management objectives and policies for mitigating insurance risk (continued)

The key policies in place to mitigate risks arising from underwriting insurance contracts include the following:

- Acceptance of risk - The IAG Group Underwriting and Pricing Policy Committee establishes, reviews and monitors the underwriting and pricing standards and strategies. This committee is supported by regional committees that conduct a similar role but focusing on issues specific to each region. Insurance and reinsurance policies are written in accordance with local management practices and regulations within each jurisdiction taking into account the Consolidated entity's risk tolerance and underwriting standards.

  The underwriting of large numbers of uncorrelated individual risks, across a range of classes of insurance businesses, in different geographical segments reduces the variability in overall claims experience. Maximum limits are set for the acceptance of risk both on an individual contract basis and for classes of business and specific risk groupings. Limiting exposure to long-tail classes of business (where the settlement of claims typically takes longer than one year) to a target of 20% of the business as measured by gross written premiums, limits risk. Management information systems are maintained that provide up-to-date, reliable data on the risks to which the business is exposed at any point in time. Efforts are made, including plain language policy terms, to ensure there is no misalignment between what policyholders perceive will be paid when a policy is initially sold and what is actually paid when a claim is made;

- Pricing - Statistical models are used which combine historical and projected data to calculate premiums and monitor claims patterns for each class of business. The data used includes historical pricing and claims analysis for each class of business as well as current developments in the respective markets and classes of business. All data used is subject to rigorous verification and reconciliation processes. The models incorporate consideration of market conditions;

- Reinsurance - The use of reinsurance to limit exposure to large single claims and accumulation of claims that arise from the same event or the accumulation of similar events. This includes the monitoring of reinsurers' credit risk to control exposure to reinsurance counterparty default (refer note 12);

- Claims management - initial claim determination is managed by claims officers with the requisite degree of experience and competence with the assistance, where appropriate, of a loss adjustor or other party with specialist knowledge. It is the IAG Group policy to respond and settle claims quickly whenever possible and to pay claims fairly, based on policyholder full entitlements;

- Investment management - assets and liabilities are managed so as to effectively match the expected pattern of claims payments with the assets that are held to back insurance liabilities; and

- Risk reduction - Reducing the frequency and severity of a claim in the first place by supporting and assisting the community by engaging in risk reduction activities (such as fire prevention strategies, crime prevention programmes and motor vehicle safety initiatives), conducting research to reduce future risk in the community, improving risk management understanding in the community, and reducing the environmental footprint of the IAG Group.

(c) Terms and conditions of insurance contracts

The terms and conditions attaching to insurance contracts affect the level of insurance risk accepted. Insurance contracts are generally entered into on an annual basis and at the time of entering into a contract all terms and conditions are negotiable or, in the case of renewals, renegotiable. The majority of direct insurance contracts written are entered into on a standard form basis. Non-standard and long term policies may only be written if expressly approved by a person with appropriate delegated authority. Risks are only assumed where the Group has the skills to analyse, structure and price the risk appropriately. There are no special terms and conditions in any non standard contracts that would have a material impact on the financial report. Insurance contracts written in all jurisdictions are subject to substantially the same terms and conditions. There are no embedded derivatives that are separately recognised from a host insurance contract.

(d) Concentrations of insurance risk

The exposure to concentrations of insurance risk is mitigated by a portfolio diversified into many classes of business across different countries. A high level indication of the spread of insurance risk may be obtained from the segment reporting note.

Concentration risk is particularly relevant in the case of natural disasters and other catastrophes which generally result in a concentration of affected policyholders over and above the norm and which constitutes the largest individual potential financial loss. Each year, the Consolidated entity sets its tolerance for concentration risk. Various models are used to estimate the impact of different potential natural disasters and other catastrophes. The tolerance for concentration risk is used to determine the maximum event retention which is the maximum net exposure to insurance risk determined appropriate for any single event with a given probability. While it is desirable to limit the net exposure, it is reduced to only the maximum event retention limit because the cost of purchasing reinsurance cover to reduce the net exposure further is not capital efficient.

NOTE 10: INSURANCE CONTRACTS RISK MANAGEMENT (Continued)

(d) Concentrations of insurance risk (continued)

Specific processes for monitoring identified key concentrations are set out below:

Risk	Source of concentration	Risk management measures
An accumulation of risks arising from a natural peril	Insured property concentrations	Accumulation risk modelling, reinsurance protection
A large property loss	Fire or collapse affecting one building or a group of adjacent buildings	Maximum acceptance limits, property risk grading, reinsurance protection
Multiple liability retentions being involved in the same event	Response by a multitude of policies to the one event	Purchase of reinsurance clash protection

As an example of the impact of a potential catastrophe on the Consolidated entity, the exposure to an earthquake in Sydney with associated claims costs of $3.5 billion would be limited to an estimated $169 million (based on the current first event maximum event retention limit for natural perils).

For concentrations of risk relating to the reinsurance contracts refer to note 12(e).

(e) Credit risk

Financial assets or liabilities arising from insurance contracts are presented on the balance sheet at the amount that best represents the maximum credit risk exposure at reporting date.

The credit risk relating to insurance contracts relates primarily to:

- Premium receivable which is due from individual policyholders and intermediaries (brokers, agents and business partners). The brokers and agents collect premium from policyholders and remit the monies to the insurer in accordance with contractual arrangements being generally within 90 days for brokers and 30 - 60 days for agents. The recoverability of premium receivable is assessed and provision is made for impairment based on objective evidence and having regard to past default experience. Concentrations of credit risk are considered low due to the large number of customers/corporate partners comprising the customer base and their dispersion across different industries and geographies. The premium receivable is presented on the balance sheet net of a provision for impairment of $52 million (2006 - $41 million).
- Reinsurance recoveries receivable which are discussed further in note 12.

Additional information about credit risk is disclosed in note 33.

(f) Interest rate risk

The underwriting of general insurance contracts creates exposure to the risk that interest rate movements may materially impact the value of the outstanding claims liability. Movements in interest rates impact the determination of the liability through the selection of discount rates. Discounting the liability is in effect allowing for future investment earnings on the assets held to back the insurance liabilities. The funds held to pay outstanding claims are invested principally in fixed interest securities matched to the settlement durations of the outstanding claims. Movements in market interest rates affect the value of the fixed interest securities. Hence movements in interest rates should have minimal impact on the insurance profit for a year due to movements in investment income on assets backing insurance liabilities offsetting the impact of movements in discount rates on the claims liabilities.

(g) Reinsurance risk

For information regarding outwards reinsurance refer to notes 11(f) and note 12(d) and (e).

Inwards reinsurance or retrocession is accepted from various subsidiaries within the Group but these transactions are eliminated upon consolidation. Inwards reinsurance or retrocession from entities not controlled by the Group can only be accepted for exposures that are consistent with the organisation's risk appetite and within limits approved by the Board. The Alba group, a subsidiary group of IAG, can only accept inwards reinsurance on a 'single risk' basis (ie it provides facultative reinsurance) and therefore is provided full details of each risk from the cedant.

NOTE 10: INSURANCE CONTRACTS RISK MANAGEMENT (Continued)

(h) Regulatory risk

The general insurance operations of the IAG Group are subject to regulatory supervision in the jurisdictions in which they operate. The regulatory frameworks continue to develop in a number of those jurisdictions but at a minimum include requirements in relation to reserving, capital and the payment of dividends. The IAG Group works closely with regulators and monitors regulatory developments across its international operations to assess any potential impact on the ongoing ability to meet the various regulatory requirements.

(i) Operational risk

Operational risk is the risk of financial loss (including lost opportunities) resulting from external events and / or inadequate or failed internal processes, people and systems to perform as required. Operational risk can have overlaps with all of the other risk categories. When controls fail, operational risks can cause damage to reputation, have legal or regulatory implications or can lead to financial loss. The IAG Group cannot expect to eliminate all operational risks, but by initiating a rigorous control framework and by monitoring and responding to potential risks, the IAG Group is able to manage risks.

The IAG Group Risk Management Strategy includes consideration of operational risk. Operational risk is identified and assessed on an ongoing basis and the capital management strategy includes consideration of operational risk. Management and staff are responsible for identifying, assessing and managing operational risks in accordance with their roles and responsibilities. The IAG Group has an internal audit function which monitors processes and procedures surrounding operational risk.

(j) Acquisition risk

The Consolidated entity's strategy of international expansion exposes it to additional risks. Acquisition risks are principally managed by the Consolidated entity's controls over the due diligence and subsequent integration process. The Consolidated entity mitigates this risk as much as possible by performing due diligence appropriate to its risk appetite for each target entity and by using dedicated teams to manage the integration process.

(k) Lloyd's syndicates

The IAG Group participates in three Lloyd's syndicates being Equity Red Star Motor Syndicate 218 (64%), Syndicate 4455 (100%), and Syndicate 1208 (100% - in run-off).

Every Lloyd's member is required to hold capital at Lloyd's which is held in trust and known as Funds at Lloyd's ("FAL"). These funds are intended primarily to cover circumstances where syndicate assets prove insufficient to meet participating members' underwriting liabilities and members fail to meet those liabilities when called upon to do so. The minimum level of FAL is determined by the Individual Capital Assessment ("ICA") conducted by each syndicate's managing agency and approved by Lloyd's. The ICA is based on local regulatory requirements and resource criteria and the level of FAL has regard to a number of factors including the nature and amount of risk to be underwritten by the member and the assessment of the Insurance, Credit, Liquidity, Market, Operation and Group risks in respect of business that has been underwritten as well as the systems and controls that exist both with the syndicate and its managing agency.

In addition, Lloyd's has a Central Fund for which contributions are collected from all members on an annual basis. The purpose of this fund is to pay legitimate claims incurred by syndicates where members are unable to meet their obligations and their FAL have been exhausted. All members at Lloyd's have joint and several liability and, in extreme cases, Lloyd's can also require 'special contributions' from members at the discretion of the Council of Lloyd's to maintain the Central Fund. Lloyd's has an "A+ Strong" rating issued by Standard & Poor's Rating Services.

	CONSOLIDATED	
	2007	2006
	$m	$m
NOTE 11: CLAIMS		
(a) Claims expense, net		
Direct business	4,464	3,899
Inwards reinsurance business	10	1
Net claims expense	4,474	3,900

NOTE 11: CLAIMS (Continued)

(b) Claims development

(i) Net claims expense recognised in the income statement

Given the uncertainty in establishing the outstanding claims liability, it is likely that the final outcome will be different from the original liability established. Claims development refers to the financial adjustment in the current period relating to claims incurred in previous periods because of new and more up to date information that has become available and to reflect changes in inflation and discount assumptions. The information is presented on an accident year basis (claims are related to the period in which the insured event occurred and not the period in which the policy was underwritten).

	CONSOLIDATED					
	2007			2006		
	Current year	Prior years	Total	Current year	Prior years	Total
	$m	$m	$m	$m	$m	$m
Gross claims - undiscounted	6,257	(886)	5,371	5,263	(763)	4,500
Discount	(347)	321	(26)	(277)	243	(34)
Gross claims - discounted	5,910	(565)	5,345	4,986	(520)	4,466
Reinsurance and other recoveries - undiscounted	(1,002)	109	(893)	(646)	127	(519)
Discount	51	(29)	22	24	(71)	(47)
Reinsurance and other recoveries - discounted	(951)	80	(871)	(622)	56	(566)
Net claims expense	4,959	(485)	4,474	4,364	(464)	3,900

Current year claims relate to claim events that occurred in the current financial year. Prior year claims relate to a reassessment of the claim events that occurred in all previous financial periods. A major component of the prior year movement is the release of risk margins in respect of claims payments during the year. In order to maintain strong reserves, much of this release is transferred to current accident year reserves for which the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Another factor contributing to the prior year claims development in the current financial year are releases in liability portfolios.

The table in 11(b)(i) above disclosing the net claims expense recognised in the income statement and the table in note 11(b)(ii) below disclosing the net outstanding claims liability recognised on the balance sheet both relate to claims development but present information in different formats and so are not directly reconcilable. Key differences between the tables relate to the inclusion in the prior year columns in the income statement table of items that in the balance sheet table are included in the reconciliation section of the table and not the development section and the initial inclusion of acquired claims liabilities in the balance sheet table which does not impact the income statement table.

(ii) Net outstanding claims liability recognised on the balance sheet

The following table shows the development of the estimated net undiscounted outstanding claims liability relative to the current estimate of ultimate claims costs for the six most recent accident years as estimated at each reporting date. The table also shows a reconciliation of the net discounted liability for the six most recent accident years to the gross outstanding claims liability on the balance sheet.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 11: CLAIMS (Continued)

(b) Claims development (continued)

(ii) Net outstanding claims liability recognised on the balance sheet (continued)

	CONSOLIDATED						
	Accident year						
2007	2002	2003	2004	2005	2006	2007	Total
Net ultimate claims costs	$m	$m	$m	$m	$m	$m	$m
Development							
At end of accident year	2,359	3,733	3,927	4,071	4,438	5,763	
One year later	2,263	3,415	3,572	3,794	4,148		
Two years later	2,184	3,303	3,546	3,715			
Three years later	2,133	3,214	3,480				
Four years later	2,095	3,115					
Five years later	2,045						
Cumulative development	(314)	(618)	(447)	(356)	(290)	n/a	
Cumulative development as a percentage of original reserves	-13.3%	-16.6%	-11.4%	-8.7%	-6.5%	n/a	
Current estimate of net ultimate claims cost	2,045	3,115	3,480	3,715	4,148	5,763	
Cumulative payments	(1,874)	(2,783)	(2,926)	(2,890)	(3,043)	(2,550)	
Net undiscounted outstanding claims liability for the six most recent accident years	171	332	554	825	1,105	3,213	6,200
Discount to present value	(31)	(50)	(82)	(124)	(166)	(310)	(763)
Net discounted outstanding claims liability for the six most recent accident years	140	282	472	701	939	2,903	5,437

Reconciliation	
Claims handling expense (inclusive of risk margin)	490
Net outstanding claims liability for accident years 2001 and prior	263
Net outstanding claims liability for accident years prior to acquisition year of 2003 for CGU Insurance Group	555
Net outstanding claims liability for inwards reinsurance run-off relating to accident years 2002 and prior	54
Net outstanding claims liability	6,799
Gross outstanding claims liability on the balance sheet	8,562
Reinsurance and other recoveries on outstanding claims liabilities	(1,346)
GST recoverable on net outstanding claims liability	(417)
Net outstanding claims liability	6,799

Favourable development of claims provisions has given rise to the release of both risk margins and central estimates, as the ultimate claims costs were settled or became more certain.

Conditions and trends that have affected the development of the liabilities in the past may, or may not, occur in the future, and accordingly, conclusion about future results may not necessarily be derived from the information presented in the tables above.

NOTE 11: CLAIMS (Continued)

(b) Claims development (continued)

(ii) Net outstanding claims liability recognised on the balance sheet (continued)

Short-tail claims are normally reported soon after the incident and are generally settled within a few months following the reported incident. Hence any development on short-tail claims is normally limited to the year the incident occurred and the following year. For long-tail classes of business it can be several years before a claim is reported and settled, hence the original estimation involves greater uncertainty and so inherently there is more likely to be greater disparity between the original and current estimates. It is for these long-tail classes of business that the development of the outstanding claims liability generally occurs over a number of years.

Where an entity or business acquired includes outstanding claims liabilities, the claims costs for the acquired businesses are included in the claims development table in the year of acquisition. Development on the liabilities of such acquired businesses relating to accident years prior to the year of acquisition is included in the table in the year of acquisition (except for CGU Insurance Group, refer to the previous table).

The Consolidated entity conducts general insurance business in local currencies in foreign countries. The gross outstanding claims liability for international operations outside Australia includes contracts written in New Zealand dollars, British Pounds and Thai Baht. The translation of the outstanding claims liabilities denominated in foreign currencies into Australian dollars over a number of reporting dates, includes foreign exchange rate movements that have no bearing on the development of the measurement of the underlying claims. All claims liabilities not denominated in Australian dollars have been converted to Australian dollars using constant exchange rates being the rates as at 30 June 2007 to eliminate this factor and aid comparability.

The claims development table disclosed each period will not be directly reconcilable to the tables presented in previous periods with the key difference being the application of current reporting date exchange rates to the claims liability relating to all accident years.

	CONSOLIDATED	
	2007	**2006**
	$m	**$m**
(c) Composition of outstanding claims liability - gross, discounted		
Expected future payment for claims incurred		
- Central estimate	6,775	5,228
- Claims handling costs	413	380
- Risk margin	1,374	1,308
Outstanding claims liability	8,562	6,916

The outstanding claims liability includes $5,205 million (2006 - $4,547 million) which is expected to be settled more than twelve months from reporting date. The gross and net outstanding claims liability at the financial reporting date relating to the inwards reinsurance business was $384 million (2006 - $133 million) and $255 million (2006 - $76 million) respectively.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 11: CLAIMS (Continued)

(d) Reconciliation of movements in outstanding claims liability

	CONSOLIDATED	
	2007	2006
	$m	$m
Outstanding claims liability at the beginning of the financial year - gross, discounted	6,916	6,840
Reinsurance and other recoveries receivable on outstanding claims at the beginning of the financial year (refer note 12(a))	(908)	(883)
GST recoverable on net outstanding claims liability at beginning of the financial year	(278)	(298)
Net outstanding claims liability at the beginning of the year	5,730	5,659
Risk margin at the beginning of the year	(1,042)	(1,149)
Net central estimate at the beginning of the year	4,688	4,510
Claims incurred in the current year	5,811	4,660
Reinsurance and other recoveries in the current year	(924)	(581)
Claims cost paid	(5,037)	(4,423)
Reinsurance and other recoveries received	486	589
Unwind of the discount	222	189
Development on prior year net central estimate	(249)	(184)
Movement in discounting	(63)	(87)
Net foreign exchange movement	(23)	(17)
Net movement for acquired businesses	820	32
Net central estimate at the end of the year	5,731	4,688
Risk margin at the end of the year	1,068	1,042
Net outstanding claims liability at the end of the year	6,799	5,730
Reinsurance and other recoveries receivable on outstanding claims at the end of the financial year (refer note 12(a))	1,346	908
GST recoverable on net outstanding claims liability at end of the financial year	417	278
Outstanding claims liability at the end of the financial year - gross, discounted	8,562	6,916

(e) Discounting of net outstanding claims liability

Net outstanding claims liability - undiscounted	8,233	7,020
Discount to present value	(1,451)	(1,290)
Net outstanding claims liability - discounted	6,782	5,730

	CONSOLIDATED	
	2007	2006
	%	%
(f) Central estimate and risk margin		
(i) Reporting date values		
The percentage risk margin applied to the present value of expected future payments for claims incurred net of expected recoveries on outstanding claims liability and expected input tax credit	18.6	22.2
The probability of adequacy of the risk margin	90.0	90.0

The high level of professional judgement applied by actuaries in calculating the outstanding claims liability, and hence the probability of adequacy of the liability, means that for a certain probability of adequacy, different risk margins may be applied for similar risks, which is important in considering the overall reserving strength of an insurer.

NOTE 11: CLAIMS (Continued)

(f) Central estimate and risk margin (continued)

(ii) Process

The estimation of the outstanding claims liability is based on a variety of actuarial techniques that analyse experience, trends and other relevant factors. The claims estimation process commences with the actuarial projection of the future payments relating to claims incurred at the reporting date. The expected future payments include those in relation to claims reported but not yet paid or not yet paid in full, claims incurred but not enough reported ("IBNER"), claims incurred but not reported ("IBNR") and the anticipated direct and indirect claims handling costs.

The estimation process involves using the Consolidated entity's specific data, relevant industry data and more general economic data. Each class of business is usually examined separately and the process involves consideration of a large number of factors including the risks to which the business is exposed at a point in time, claim frequencies and average claim sizes, historical trends in the incidence and development of claims reported and finalised, legal, social and economic factors that may impact upon each class of business as well as the key actuarial assumptions set out in 11(g), and the impact of reinsurance and other recoveries (refer note 12).

Different actuarial valuation models are used for different claims types with the results then being aggregated. This aggregation of results enhances the valuation process by allowing the use of the model best suited to particular claims types. The selection of the appropriate model takes into account the characteristics of a class of business and the extent of development of each past accident period.

The different components of the outstanding claims liability are subject to different levels of uncertainty. The estimation of the cost of claims reported but not yet paid or not yet paid in full is made on a case-by-case basis by claims personnel having regard to the facts and circumstances of the claim as reported, any information available from assessors and information on the cost of settling claims with similar characteristics in previous periods. A further amount, which may be a reduction, is included for IBNER on the basis of past experience with the accuracy of initial claims estimates. With IBNR, the estimation is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified, as no information is currently available about the claim. IBNR claims may often not be apparent to the insured until many years after the events giving rise to the claim have occurred. In calculating the estimated cost of unpaid claims a variety of estimating techniques are used, generally based on statistical analysis of historical experience, which assumes that the development pattern of the current claims will be consistent with past experience. Allowance is made, however, for changes or uncertainties which may create distortions in the underlying statistics or which might cause the cost of unsettled claims to increase or reduce when compared with the cost of previously settled claims.

Large claims impacting each relevant business class are generally assessed separately, being measured on a case by case basis or projected separately in order to allow for the possible distortive effect of the development and incidence of these large claims. For new products the growing experience with the development of claims is closely monitored.

Reserves are not established for catastrophes in advance of such events and so these events may cause volatility in the results for a period and in the levels of the outstanding claims liability, subject to the effects of reinsurance recoveries.

A projection of future claims payments, both gross and net of reinsurance and other recoveries, is undertaken. Projected future claims payments and associated claims handling costs are discounted to a present value as required using appropriate risk free discount rates.

The valuation of the outstanding claims liability for the major portfolios is primarily performed by independent consulting actuaries who do not have any direct role in the pricing function so as to ensure that an objective and independent assessment of the outstanding claims liability is maintained on a regular basis. All (2006 - 99.9%) of the outstanding claims liability is reviewed at least annually by external actuaries from organisations which are independent of both the IAG Group and the external auditor.

The central estimate of the outstanding claims liability is an estimate which is intended to contain no deliberate or conscious over or under estimation and is commonly described as providing the mean of the distribution. It is considered appropriate for the measurement of the claims liability to represent a higher degree of certainty regarding the sufficiency of the liability over time, and so a risk margin is added to the central estimate. The risk margin refers to the amount by which the liability recognised in the financial statements is greater than the actuarial central estimate of the liability. The risk margin added to the central estimate increases the probability that the net outstanding claims liability will ultimately prove to be adequate.

Risk margins are held to allow for uncertainty surrounding the outstanding claims liability estimation process. Potential uncertainties include those relating to the actuarial models and assumptions, the quality of the underlying data used in the models, general statistical uncertainty, the general insurance environment, scope for and experience of political intervention (particularly for long-tail classes) and the impact of legislative reform. Uncertainty from the above sources is examined for each class of business and expressed as a volatility of the net central estimate. The volatility for each class is derived after consideration of stochastic modelling and benchmarking to industry analysis. Certain product classes may be subject to the emergence of new types of latent claims and such uncertainties are considered when setting the risk margin appropriate for those classes.

The long-tail classes of business generally have the highest volatilities of the insurance classes as the longer average time for claims to be reported and settled allows more time for sources of uncertainty to emerge. Short-tail classes generally have lower levels of volatility.

NOTE 11: CLAIMS (Continued)

(f) Central estimate and risk margin (continued)

(ii) Process (continued)

The risk margin required to provide a given probability of adequacy for two or more classes of business or for two or more geographic locations combined is likely to be less than the sum of the risk margins for the individual classes. This reflects the benefit of diversification in general insurance. Two key components of the valuation methodology are the selection of coefficients of variation (CoV) for each class of business and the correlation factors between each pair of classes of business. The CoV is a measure of the volatility of a class of business and is generally greater for long-tail classes when compared to short-tail classes because of the increased uncertainty relating to the longer time until settlement of claims. The correlation factors are a measure of the correlation between pairs of business classes and measure the strength of the relationship of movements in that pair of class liabilities. The higher the correlation between two classes of business, the more likely it is that a negative outcome in one class will correspond to a negative outcome in the other class. The correlations adopted are normally derived from industry analysis, historical experience and the judgement of experienced and qualified actuaries.

The risk margin is set taking into account the correlations assessed between the outstanding claims liabilities arising from the various forms of business underwritten by the different entities within the Consolidated entity. The Group Actuary estimates the overall risk margin on a diversified basis, taking into account the diversification benefit arising from combining all classes of business within the Consolidated entity. The assumptions regarding uncertainty for each class are applied to the net central estimates, and the results are aggregated. The aggregated central estimate plus the risk margin calculated on a diversified basis forms the outstanding claims liability. The policy is for the risk margin to be set so as to provide an overall probability of adequacy for the outstanding claims liability of at least 90% which has been determined having regard to the inherent uncertainty in the central estimate and the prevailing market environment.

(g) Actuarial assumptions

The following key actuarial assumptions were used in the measurement of outstanding claims and recoveries, where appropriate, at reporting date:

	CONSOLIDATED					
	Australia personal insurance	**Australia commercial insurance**	**New Zealand insurance**	**United Kingdom insurance**	**Reinsurance operations**	**Asia insurance**
2007						
Weighted average term to settlement	**2.6 years**	**5.1 years**	**0.4 years**	**1.7 years**	**1.7 years**	**0.4 years**
Inflation rate	**3.3% - 4.3%**	**3.5% - 4.5%**	**3.1%**	**4%**	**4.3% - 4.5%**	**0%**
Superimposed inflation rate	**3.0% - 5.0%**	**2.5% - 8.0%**	**4%**	**3%**	**2.0% - 5.0%**	**0%**
Discount rate	**5.7% - 6.6%**	**5.8% - 6.6%**	**6.7% - 7.9%**	**4.3% - 6.0%**	**5.7% - 6.2%**	**0%**
Claims handling expense ratio	**5.8%**	**6.1%**	**5.8%**	**4.3%**	**0.6%**	**2.7%**
2006						
Weighted average term to settlement	2.8 years	5.9 years	0.4 years	n/a	1.8 years	0.5 years
Inflation rate	3.3% - 4.3%	3.5% - 4.3%	3.1%	n/a	4.3%	0%
Superimposed inflation rate	2.0% - 5.0%	2.5% - 8.0%	4.0%	n/a	0%	0%
Discount rate	5.5% - 5.9%	5.8% - 5.9%	*5.5% - 6.8%	n/a	5.7% - 5.8%	0%
Claims handling expense ratio	7.6%	6.3%	5.7%	n/a	1.9%	2.0%

* In accordance with New Zealand Government bond yields ranging from 6.8% in the next year to 5.5% from year seven onwards.

NOTE 11: CLAIMS (Continued)

(h) Process used to determine assumptions

The process for establishing the outstanding claims liability involves extensive consultation with internal and external actuaries, claims managers, underwriters and other senior management. One of the key elements of the valuation processes is rigorous data verification and reconciliation.

A description of the key assumptions and the processes used to determine those assumptions is provided below:

- Weighted average term to settlement - The weighted average term to settlement relates to the expected payment pattern for claims. The payment pattern is important in considering the timing of future cash outflows and hence discounting and in managing the assets backing insurance liabilities to support the outflows. The future cashflow pattern is estimated separately for each class of business based on historic settlement patterns and estimated future settlement patterns. The weighted average term to settlement, while not itself an assumption, provides a summary indication of the future cashflow pattern.

- Inflation rate – Insurance costs are subject to inflationary pressures. Economic inflation assumptions are set by reference to current economic indicators. For example, for the motor and property classes, claims costs are related to the inflationary pressures of the materials and goods insured as well as labour costs to effect repairs.

- Superimposed inflation rate - Superimposed inflation occurs due to non-economic effects such as court settlements increasing at a faster rate than wages or CPI inflation and from social and environmental pressures. Where appropriate, the effect of superimposed inflation is made either in the underlying model for the class of business, for example where the past pattern of development in claims cost are used to estimate future claims cost development factors, or by including a specific superimposed inflation rate assumption designed to allow for all other claims inflation not modelled. The level of superimposed inflation is estimated after considering both the superimposed inflation present in the portfolio and industry superimposed inflation trends.

- Discount rate – Because the outstanding claims liability represents payments that will be made in the future, they are discounted to reflect the time value of money effectively recognising that the assets held to back insurance liabilities will earn a return during that period. Discount rates represent a risk-free rate derived from market yields on government securities.

- Claims handling expense ratio – In respect of claims incurred up to the reporting date, it is known that costs will be incurred in the management of claims to finalisation. An estimate of these costs is incorporated into the outstanding claims liability using the claims handling expense ratio. The ratio incorporates assumptions about the future costs to be incurred based on past experience of such costs for each class of business.

(i) The effect of changes in assumptions

(i) General impact of changes

Sensitivity analyses are conducted to quantify the exposure to changes in the key underlying variables. The valuations included in the reported results are calculated using certain assumptions about these variables as disclosed above. The movement in any key variable will impact the financial position and performance for a period. The information below describes how a change in each assumption will affect claims liabilities and provides an analysis of the sensitivity of the net outstanding claims liability to changes in these assumptions.

- Weighted average term to settlement - A decrease in the average term to settlement would reflect claims being paid sooner than anticipated and so increase the claims expense.

- Inflation and superimposed inflation rates - Expected future payments are inflated to take account of inflationary increases. An increase or decrease in the assumed levels of inflation would have a corresponding impact on claims expense, with particular reference to long-tail business. The inflation rate sensitivity is provided as an indicator of the impact of inflation on the portfolio, whether it be from economic inflation, inflation implied from the use of the past pattern of development in claims cost in the valuation method or inflation related to a specific superimposed inflation rate specified.

- Discount rate - The outstanding claims liability is calculated by reference to expected future payments. These payments are discounted to adjust for the time value of money. An increase or decrease in the assumed discount rate will have an opposing impact on total claims expense.

- Claims handling expense ratio - An increase in the ratio reflects an increase in the estimate for the internal costs of administering claims which will increase the outstanding claims liability.

NOTE 11: CLAIMS (Continued)

(i) The effect of changes in assumptions (continued)

(ii) Sensitivity analysis of changes

The impact of changes in key outstanding claims variables are summarised below. Each change has been calculated in isolation of the other changes and each change shows the relevant impact assuming that there is no change to:

- Any of the other variables – This is considered unlikely as, for example, an increase in interest rates is normally accompanied by an increase in the rate of inflation.
- The probability of adequacy – The directors and management have set an internal target for the probability of adequacy for the outstanding claims liability. It is likely that if, for example, the central estimate was to increase by 5%, at least part of the increase would result in a decrease in the probability of adequacy rather than being reflected wholly in the net outstanding claims liability as inferred below.

An economic assumption may be relevant to only a part of a business segment and so a large change in the assumption may have only a small financial impact on the business segment. It is not possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process.

The impact on the net outstanding claims liability is disclosed for each of the key assumptions. The movements are stated in absolute terms where the base assumption is a percentage, for example, if the base inflation rate assumption was 3.5%, a 1% increase would mean assuming a 4.5% inflation rate.

		CONSOLIDATED					
Variable	**Movement in variable**	**Australia personal insurance**	**Australia commercial insurance**	**New Zealand insurance**	**United Kingdom insurance**	**Reinsurance operations**	**Asia insurance**
		$m	**$m**	**$m**	**$m**	**$m**	**$m**
2007							
Weighted average term to settlement	+10%	(45)	(58)	-	(9)	(5)	-*
	-10%	44	56	-	9	5	-*
Inflation rate	+1.0%	67	75	1	15	6	-*
	-1.0%	(65)	(64)	(1)	(15)	(6)	-*
Discount rate	+1.0%	(63)	(62)	(1)	(15)	(6)	-*
	-1.0%	66	75	1	15	6	-*
Claims handling expense ratio	+1.0%	38	22	2	10	8	1
	-1.0%	(38)	(22)	(2)	(10)	(8)	(1)
2006							
Weighted average term to settlement	+10%	(47)	(60)	-*	n/a	(2)	-*
	-10%	46	61	-*	n/a	2	-*
Inflation rate	+1.0%	77	76	1	n/a	4	-*
	-1.0%	(75)	(66)	(1)	n/a	(4)	-*
Discount rate	+1.0%	(73)	(75)	(1)	n/a	(4)	-*
	-1.0%	77	85	1	n/a	4	-*
Claims handling expense ratio	+1.0%	31	21	2	n/a	2	1
	-1.0%	(31)	(21)	(2)	n/a	(2)	(1)

* Rounds to zero.

The movements in the net outstanding claims liability would have an opposing net impact on the profit or loss before tax for a year.

	CONSOLIDATED	
	2007	2006
	$m	$m

NOTE 12: REINSURANCE AND OTHER RECOVERIES ON OUTSTANDING CLAIMS

(a) Reinsurance and other recoveries receivable on outstanding claims

	2007 $m	2006 $m
Reinsurance recoveries receivable on outstanding claims	970	598
Other recoveries receivable on outstanding claims	376	310
Reinsurance and other recoveries receivable on outstanding claims	1,346	908

The carrying value of reinsurance and other recoveries receivable on outstanding claims includes $814 million (2006 - $598 million) which is expected to be settled more than twelve months from reporting date. Because of the nature of the amount being an estimate, the credit risk is incorporated into the estimate rather than being presented separately as a provision for impairment. Reinsurance and other recoveries on paid claims are included in trade and other receivables.

(b) Actuarial assumptions

Reinsurance and other recoveries on outstanding claims are computed using actuarial assumptions and methods similar to that used for outstanding claims (refer note 11(f)). The outstanding claims liability is calculated gross of any reinsurance recoveries and a separate estimate is then made of the amounts that are expected to be recoverable from reinsurers based upon the gross provisions. Estimates of potential reinsurance recoveries are made on an individual claim basis for reported claims. The recoverability of these assets is assessed on a periodic basis to ensure that the balance is reflective of the amounts that will ultimately be received.

(c) The effect of changes in assumptions

The effect of changes in assumptions on the net outstanding claims liability, which incorporates the reinsurance and other recoveries receivable on outstanding claims, is disclosed in note 11(i).

(d) Risk management

The IAG Group has in place a dedicated risk management function responsible for the development and maintenance of the risk management framework. The framework includes a written Reinsurance Management Strategy ("REMS") which sets out key elements of the reinsurance management framework, processes for setting and monitoring the Maximum Event Retention (MER), processes for selecting, implementing, monitoring and reviewing reinsurance arrangements and identification, roles and responsibilities of those charged with managerial responsibility for the reinsurance management framework. The REMS is prepared in accordance with the prudential standards issued by the APRA. The REMS is updated annually and approved by the Board.

The REMS identifies the IAG Group's policies and procedures, processes and controls that comprise its risk management and control systems relating to reinsurance. Annually, the Board certifies to APRA that adequate strategies have been put in place to monitor those risks, that systems are in place to ensure compliance with legislative and prudential requirements, and that the Board has satisfied itself as to compliance with the REMS.

(e) Reinsurance programme

Risks underwritten are reinsured in order to limit exposure to losses, stabilise earnings, protect capital resources and ensure efficient control and spread of the risks underwritten. Each subsidiary that is an insurer has its own reinsurance programme and determines its own risk limits. To facilitate the reinsurance process and to create economies of scale, the IAG Group has established a captive reinsurance operation comprising companies located in Australia, Malaysia, Ireland (in run-off), and a Lloyd's syndicate based out of Singapore. This operation acts as the reinsurer for the IAG Group by being the main buyer of the IAG Group's outwards reinsurance program. The reinsurance operation is intended to manage reinsurance and earnings volatility and the IAG Group's exposure to catastrophe risk. The operation retains a portion of the intercompany business it assumes and retrocedes (passes on) the remainder to external reinsurers. The REMS provides that the reinsurance retention is not to exceed 4% of net earned premium.

While a large portion of the business ceded by the Consolidated entity's subsidiaries is reinsured with Group's captive reinsurance operation, individual business units do purchase additional reinsurance protection outside the IAG Group. This generally relates to facultative reinsurance covers and selected treaty reinsurance arrangements for the Australian commercial insurance operations. IAG's reinsurance operation helps to facilitate these arrangements.

NOTE 12: REINSURANCE AND OTHER RECOVERIES ON OUTSTANDING CLAIMS (Continued)

(e) Reinsurance programme (continued)

Current programme

The reinsurance operation purchases reinsurance on behalf of IAG Group entities to cover a maximum return period of at least APRA's minimum of 1:250 year event on a single site basis but is authorised to elect to purchase covers up to 1:250 year event on a whole of portfolio basis. Dynamic Financial Analysis modelling is used to determine the optimal level to which reinsurance should be purchased for capital efficiency, compared with the cost and benefits of covers available in the market.

The external reinsurance programmes consist of a combination of the following reinsurance protection:

- A Group Catastrophe cover which is placed in line with the strategy of buying to the level of a 1:250 year event on a modified whole of portfolio basis. The catastrophe programme is negotiated on an annual calendar year basis. Covers purchased are dynamic; the maximum event retention (MER) changes as total requirements change and as the reinsurance purchase strategy evolves.
- Excess of Loss reinsurance which provides "per risk" protection for retained exposures of IAG's Commercial Property and engineering businesses in Australia, New Zealand and Thailand after the placement of Surplus reinsurance.
- Excess of loss reinsurance for all casualty portfolios including CTP, Public Liability and Workers' Compensation.
- Excess of Loss reinsurance in respect of Pandemic exposures in Australia and New Zealand

Changes during the year

The catastrophe event limit cover purchased was maintained at $3.5 billion. However, with effect from February 2007, for Australia only, the maximum event retention (MER) for a first event arising from a physical peril was reduced from $200 million to $169 million, dropping to a lower amount for a second event. The decision to decrease the retained single event physical peril loss was made as the cost of the coverage available in the reinsurance market was such that the transaction proved to be capital efficient compared with retaining the risk against the Consolidated entity's capital. The overall MER for the Group remains at $200 million as the retained loss arising from a pandemic was unaffected by the purchase of this coverage. From modelling undertaken within the Group, it is expected that by December 2007 the pandemic exposure in Australia and New Zealand will reduce so as to fall below the event retentions purchased for physical perils.

Credit risk

Reinsurance arrangements mitigate insurance risk but potentially expose the IAG Group to credit risk. Reinsurance is placed with companies based on an evaluation of the financial strength of the reinsurers, terms of coverage, and price. The IAG Group has clearly defined credit policies for the approval and management of credit risk in relation to reinsurers. The Consolidated entity monitors the financial condition of its reinsurers on an ongoing basis and periodically reviews the reinsurers' ability to fulfil their obligations to the Consolidated entity under respective existing and future reinsurance contracts. Some of the reinsurers are domiciled outside the jurisdictions in which the IAG Group operates so there is the potential for additional risk such as country risk and transfer risk.

The level and quality of reinsurance protection is an important element in understanding the financial strength of an insurer. There is limited value in purchasing reinsurance protection from a reinsurer when that reinsurer may be unable to meet its payment obligations upon submission of a claim.

It is IAG Group policy to deal with reinsurers with credit ratings of at least Standard & Poor's "BBB+" (or other rating agency equivalent) without collateralisation. The principle being that the IAG Group does not trade off price for risk below the minimum acceptable level of BBB+. The longer the tail of the direct insurance, the more important is the credit rating of the reinsurer. For some newly acquired businesses a transition period is used for implementation of this policy. Where the credit rating of a reinsurer falls below the threshold level during the period of risk, there exists a contractual right to replace the counterparty. Some of the reinsurance protection is purchased on a 'collateralised' basis, where reinsurers have deposited funds equivalent to their participation in a trust fund. The counterparty credit profile of the reinsurance programme currently stands with more than 75% of the limit for the 2007 programme with parties rated by Standard & Poor's as "AA" category or better.

Having reinsurance protection with strong reinsurers also benefits the Consolidated entity in its regulatory capital calculations. The risk charges vary with the grade of the reinsurers such that higher credit quality reinsurance counterparties incur lower APRA regulatory capital charges.

Concentrations of credit risk

Reinsurance contracts are entered into with a number of reinsurers from different countries. The IAG Group's placement of reinsurance is diversified such that it is neither dependent on a single reinsurer nor are the operations of the IAG Group substantially dependent upon any single reinsurance contract. There is some concentration of credit risk within the reinsurance recoveries receivable balance, with counterparties having accumulated balances from reinsurance programmes in place over a number of years, however the level of reinsurance cover entered into with individual reinsurers are sufficiently diversified so as to avoid a concentration charge in the regulatory capital calculation (refer note 34).

	CONSOLIDATED 2007 $m	CONSOLIDATED 2006 $m
NOTE 13: DEFERRED ACQUISITION COSTS		
Reconciliation of movements for the financial year		
Deferred acquisition costs at beginning of the financial year	591	621
Deferred acquisition costs acquired as part of business combination	112	1
Acquisition costs deferred during the year	1,305	1,060
Amortisation charged to profit for the year	(1,223)	(1,081)
Net foreign exchange movement	4	(10)
Deferred acquisition costs at the end of the financial year	789	591

The carrying value of deferred acquisition costs includes $45 million (2006 - $46 million) which is expected to be amortised more than twelve months from reporting date.

NOTE 14: UNEARNED PREMIUM LIABILITY

	2007 $m	2006 $m
(a) Reconciliation of movements for the financial year		
Unearned premium liability at beginning of the financial year	3,503	3,586
Unearned premium acquired as part of business combination	521	63
Deferral of premiums on contracts written during the year	3,531	3,383
Earning of premiums written in previous years	(3,357)	(3,485)
Net foreign exchange movement	15	(44)
Unearned premium liability at the end of the financial year	4,213	3,503

The carrying value of unearned premium liability includes $142 million (2006 - $146 million) which is expected to be earned more than twelve months from reporting date.

(b) Liability adequacy test

The liability adequacy test has been conducted using the central estimate of the premium liabilities calculation for reporting to APRA (refer note 34), adjusted as appropriate, together with an appropriate margin for uncertainty for each portfolio of contracts, being Australia personal insurance operations, Australia commercial insurance operations, the non-Australia reinsurance operations, the New Zealand operations, the Asia operations and the United Kingdom operations. The test is based on prospective information and so is heavily dependent on assumptions and judgements.

The liability adequacy test as at 30 June 2007 resulted in a surplus for each portfolio of contracts. In the prior year a deficiency of $11 million was recognised as an unexpired risk liability for the reinsurance operations portfolio of contracts. This deficiency represented the amount by which the present value of the expected future cash flows relating to future claims of $202 million (which is inclusive of risk margin and is net of related reinsurance recoveries of $201 million) exceeded the unearned premium liability of $313 million less the related deferred reinsurance expense of $122 million.

For the purposes of the liability adequacy test, the present value of expected future cash flows for future claims including the risk margin for the Consolidated entity of $3,134 million (2006 - $2,513 million) comprises the discounted central estimate of $2,977 million (2006 - $2,280 million), and a risk margin of $157 million (2006 - $233 million based on different methodology).

The risk margin included in the Consolidated entity's expected future cash flows for future claims as a percentage of the central estimate is 5.3% (2006 - 10.2% based on different methodology). The margin was determined based on an assessment of the recent historical experience in relation to the volatility of the insurance margin for each portfolio of contracts (2006 - the risk margin determined to give a probability of adequacy of 75%). Where there was insufficient historical experience for a portfolio, such as for a start up business, a probability of adequacy of 75% was used.

The test has not been applied using the statistical concept of probability of adequacy. Hence the risk margin applied for the purposes of the liability adequacy test has been determined using a different methodology to that used for the determination of the risk margin for the outstanding claims liability. The probability of adequacy represented by the liability adequacy test, which for each portfolio fell in the range from 60% to 75%, also differs from the probability of adequacy adopted in determining the outstanding claims liability. The reason for these differences is that the former is in effect an impairment test used only to test the sufficiency of net premium liabilities whereas the latter is a measurement accounting policy used in determining the carrying value of the outstanding claims liability carried on the balance sheet.

	CONSOLIDATED 2007	2006
	$m	$m
NOTE 15: INVESTMENTS		
(a) Listed		
Money market securities		
- Australian government and semi government	2,227	1,893
- Foreign government and institutions	1,337	867
- Australian financial institutions and corporate	235	151
Equity and trust securities		
- Australian	1,411	1,961
- International	272	597
	5,482	5,469
(b) Unlisted		
Money market securities		
- Foreign government and institutions	373	191
- Australian financial institutions and corporate	4,231	3,961
Equity and trust securities		
- Australian	186	160
- International	612	148
	5,402	4,460
	10,884	9,929

The carrying value of investments includes $5,730 million (2006 - $7,037 million) which is expected to be settled more than twelve months from reporting date. The total investments above includes derivatives with a net fair value of $17 million (2006 - $1 million). None of the investments have been pledged as collateral (2006 - none).

During the financial year the IAG Group reduced its sensitivity to equity markets, following changes to its strategic asset allocation and investment strategy.which resulted in an increase in cash and fixed interest securities to about 55% of invested equity holders' funds.

The change in asset allocation reflects a combination of:

- The asset management team choosing to reduce the portfolio exposure to equities within the tolerances provided in the IAG Group's various asset mandates;
- Recognition of increasing charges for equity holdings proposed by Standard & Poor's; and
- Reviewing the IAG Group's asset allocation in conjunction with its earnings profile as the IAG Group continues to expand its portfolio of business outside of Australia and New Zealand.

There has been no change to the asset allocation for the assets backing insurance liabilities.

	CONSOLIDATED	
	2007	2006
	$m	$m
NOTE 16: TRADE AND OTHER RECEIVABLES		
Reinsurance and other recoveries on paid claims	223	140
Provision for impairment	(8)	(8)
	215	132
Other trade debtors	51	31
Provision for impairment	(7)	(11)
	44	20
Premium funding loans secured on policies (net of unearned interest)	106	127
Provision for impairment	(2)	(2)
	104	125
GST recoverable on gross outstanding claims liability	434	284
Investment income receivable	124	94
Investment transactions not yet settled at reporting date	50	12
Corporate treasury derivatives receivable	1	(1)
Other debtors	234	98
	1,206	764

The Parent has other debtors of $Nil as at 30 June 2007 (2006 - $1 million).

Trade and other receivables are non-interest bearing with the exception of premium funding loans and are normally settled between 30 days and 12 months. The balance has not been discounted because the effect of the time value of money is not material. The net carrying amount of receivables is a reasonable approximation of the fair value of the assets because of the short term nature of the assets. A portion of the trade and other receivables balance is owed by related parties, which are considered to be fully recoverable.

NOTE 17: PROPERTY, PLANT AND EQUIPMENT

CONSOLIDATED	Land and buildings	Motor vehicles	Other plant and equipment	Total
	$m	$m	$m	$m
2007				
(a) Composition				
At cost*	113	73	410	596
Accumulated depreciation*	(12)	(25)	(262)	(299)
Balance at the end of the financial year	101	48	148	297

* Additions through business combinations are presented on a gross basis.

	Land and buildings	Motor vehicles	Other plant and equipment	Total
2007				
(b) Reconciliation of movements for the financial year				
Balance at the beginning of the financial year	65	48	144	257
Additions	10	24	40	74
Disposals	(4)	(11)	(16)	(31)
Additions through business combinations	35	-	23	58
Depreciation	(4)	(13)	(44)	(61)
Net foreign exchange movement	(1)	-	1	-
Balance at the end of the financial year	101	48	148	297

	Land and buildings	Motor vehicles	Other plant and equipment	Total
2006				
(c) Composition of comparatives				
Cost	70	71	336	477
Accumulated depreciation	(5)	(23)	(192)	(220)
Balance at the end of the financial year	65	48	144	257

There are no accumulated impairment charges as at 30 June 2007 (2006 - $Nil).

The net carrying amount of all classes of property, plant and equipment is considered a reasonable approximation of the fair value of the assets in the context of the financial statements. For property in Australia, this assessment included consideration of valuations prepared as at the reporting date by Mr Scott Fullarton FAPI of Scott Fullarton Valuations Pty Limited.

There are no items of property, plant and equipment pledged as security for liabilities. The depreciation expense amounts are allocated across various lines in the income statement.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 18: INTANGIBLE ASSETS

CONSOLIDATED	Software development expenditure	Lloyd's syndicate capacity	Brands	Other contractual arrangements	Distribution channels	Customer relationships	Total
	$m	$m	$m	$m	$m	$m	$m
2007							
(a) Composition							
Cost	195	138	177	24	269	208	1,011
Accumulated amortisation	(95)	-	(14)	(7)	(11)	(23)	(150)
Accumulated impairment charges	(7)	-	-		-	-	(7)
Net foreign exchange movements	(1)	(7)	(9)	-	(13)	(9)	(39)
Balance at the end of the financial year	92	131	154	17	245	176	815
2007							
(b) Reconciliation of movements for the financial year							
Balance at the beginning of the financial year	52	-	-	5	-	-	57
Additions acquired and developed	33	-	-	-	-	-	33
Additions through business combinations	31	138	177	19	269	208	842
Amortisation	(18)	-	(14)	(7)	(11)	(23)	(73)
Impairment losses recognised during the year	(7)	-	-	-	-	-	(7)
Net foreign exchange movements	1	(7)	(9)	-	(13)	(9)	(37)
Balance at the end of the financial year	92	131	154	17	245	176	815
2006							
(c) Composition of comparatives							
Cost	58	-	-	5	-	-	63
Accumulated amortisation	(6)	-	-	-	-	-	(6)
Balance at the end of the financial year	52	-	-	5	-	-	57

NOTE 18: INTANGIBLE ASSETS (Continued)

(d) Notes on intangible assets

(i) Software development expenditure

The software development expenditure comprises assets acquired as well as internally generated assets. The capitalisation of the software development expenditure involves the exercise of judgement in determining whether the costs incurred will be recovered through the probable generation of future economic benefits from the internal use of the asset. This process is supported by the preparation of detailed business cases and subsequent review processes that are required to approve a project estimated to cost more than $2 million. The future economic benefits expected to be realised from the capitalised software development expenditure will benefit various operating functions and so the amortisation of the assets is included in the claims expense, acquisition costs, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(ii) Acquired intangible assets

All of the intangible assets other than the capitalised software development expenditure intangible asset have been acquired. Each of the acquired intangible assets have finite useful lives other than the Lloyd's syndicate capacity asset which has an indefinite life. The amortisation of the acquired intangible assets forms part of corporate, administration and other expenses in the income statement. A broad description of the nature of each of the significant intangible assets is provided here:

- Lloyd's syndicate capacity – This represents the value of the purchased syndicate capacity which is in the access it gives to the future underwriting profits of the business.
- Brands – This represents the acquired revenue generating value represented by the brands utilised in the United Kingdom underwriting and broking businesses.
- Distribution channels – This represents the acquired value of established distribution channels in the United Kingdom and includes both external broker channels as well as affinity partner channels.
- Customer relationships – This represents the acquired value from the ongoing renewals from the existing customer lists and includes both broker to customer relationships and underwriter to customer relationships.
- Other contractual arrangements – This relates primarily to the licence held by the Hastings business to use its fully integrated insurance application.

(iii) Other intangible assets

There are a number of other intangible assets that are controlled but which are not presented on the balance sheet because they do not meet the recognition criteria. These are both acquired and internally generated intangible assets. These include brands, information technology systems, customer relationships and distribution channels.

	CONSOLIDATED	
	2007	2006
	$m	$m
NOTE 19: GOODWILL		
(a) Composition		
Goodwill	2,246	1,505
Net cumulative foreign exchange movements	(24)	(19)
Accumulated impairment charges	-	-
	2,222	1,486
(b) Reconciliation of movement for the financial year		
Goodwill at beginning of the financial year	1,486	1,463
Additional goodwill amounts arising from business combinations	741	53
Net foreign exchange movements during the year	(5)	(30)
Goodwill at the end of the financial year	2,222	1,486
(c) Allocation to cash generating units		
Australia personal insurance operations	418	418
Australia commercial insurance operations	730	724
New Zealand insurance operations	319	294
Asia insurance operations	53	50
United Kingdom insurance operations	681	-
Reinsurance operations	21	-
	2,222	1,486

The goodwill relating to certain acquisitions outside Australia is denominated in currencies other than Australian dollars and so is subject to foreign exchange rate movements.

The impairment testing of the goodwill involves the use of accounting estimates and assumptions. The recoverable amount of each cash generating unit is determined on the basis of value in use calculations. The value in use is calculated using a discounted cash flow methodology covering a five or ten year period with an appropriate terminal value at the end of year five or ten, less net assets, for each of the key business units within a cash generating unit.

The following describes the key assumptions on which management has based its cash flow projections to undertake impairment testing of goodwill:

- Cash flow forecasts - Cash flow forecasts are based on five year business plans.
- Terminal value - Terminal value is calculated using a perpetuity growth formula based on the cash flow forecast for year five or ten, the discount rate (after tax) and a terminal growth rate.
- Terminal growth rates - Terminal growth rates are based on past performance and management's expectations for future performance in each segment and country.
- Discount rate - Discount rates used reflect the risk free rate, an appropriate beta and equity risk premium (after tax) in each segment and country, risk adjusted where applicable. Discount rates used are pre-tax.

The cash flow projections derived values for the cash generating units that were in excess of the carrying value of goodwill. Reasonably possible changes in the key assumptions on which the recoverable amounts are based would not cause the respective recoverable amounts for each cash generating unit to fall short of the carrying amounts at 30 June 2007.

As the IAG Group continues to expand and incorporate businesses into the IAG Group, reporting structures may change requiring a reconsideration of the identification of the cash generating units.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	CONSOLIDATED	
	2007	2006
	$m	$m
NOTE 20: TRADE AND OTHER PAYABLES		
Trade creditors		
Commissions payable	112	116
GST payable on premium receivable	75	62
Stamp duty payable	60	69
Other	248	179
	495	426
Loan from former related party (i)	79	83
Other payables		
Other creditors and accruals	327	186
Investment creditors	193	40
Interest payable on interest-bearing liabilities	26	8
	1,120	743

At 30 June 2007, the Parent has interest payable on interest-bearing liabilities of $20 million (2006 - $1 million) and other creditors and accruals of $Nil (2006 - $1 million).

(i) The loan from former related party relates to an entity that was previously a subsidiary and is now in liquidation. The loan is expected to be settled in conjunction with the final distribution from that entity by the liquidator.

Trade and other payables are unsecured, non interest-bearing and are normally settled within 30 days with the exception of the deferred payable under acquisition agreements which is expected to be settled by 2011. This is grouped as part of total other creditors and accruals. The balance has not been discounted because the effect of the time value of money is not material. The carrying amount of payables is a reasonable approximation of the fair value of the liabilities because of the short-term nature of the liabilities.

		PARENT		CONSOLIDATED	
		2007	2006	2007	2006
		$m	$m	$m	$m

NOTE 21: INTEREST-BEARING LIABILITIES

(a) Composition

		PARENT 2007 $m	PARENT 2006 $m	CONSOLIDATED 2007 $m	CONSOLIDATED 2006 $m
Unsecured					
Unsecured notes	(c)(ix)	-	-	89	-
NZD senior term notes	(c)(i)	-	-	45	41
Receivables refinancing debt	(c)(ii)	-	-	6	-
Derivatives related to USD subordinated term notes	(c)(iv)	-	-	125	95
Subordinated term notes	(c)(iii)	-	-	299	299
USD subordinated term notes	(c)(iv)	-	-	283	323
Euro / USD floating rate notes	(c)(v)	-	-	46	-
GBP subordinated term notes	(c)(vi)	591	-	591	-
Reset preference shares	(c)(vii)	550	550	550	550
Perpetual subordinated loan	(c)(viii)	-	-	-	2
Secured					
Secured mortgage		-	-	2	-
Less: capitalised transaction costs		(11)	(3)	(19)	(14)
		1,130	547	2,017	1,296

The interest bearing-liabilities are listed broadly in order of liquidity. The carrying value of interest-bearing liabilities (gross, without deducting transaction costs) includes $1,141 million (2006 - $550 million) for the Parent and $1,460 million (2006 - $1,310 million) for the Consolidated entity, which is expected to be settled after more than twelve months from reporting date. The carrying value of the capitalised transaction costs for the Consolidated entity at reporting date comprises mainly $9 million relating to the GBP subordinated term notes and $6 million relating to the reset exchangeable securities.

NOTE 21: INTEREST-BEARING LIABILITIES (Continued)

		PARENT		CONSOLIDATED	
		2007	2006	2007	2006
		$m	$m	$m	$m
(b) Reconciliation of movements for the financial year					
Balance at the beginning of the financial year		547	545	1,296	1,331
Debts acquired on acquisitions of subsidiaries					
Secured variable rate bank loan		-	-	556	-
15.6% deep discounted bonds		-	-	348	-
Secured mortgage		-	-	2	-
Unsecured notes issued to vendor (Equity Insurance Group)		-	-	93	-
Euro / USD floating rate notes and receivables refinancing		-	-	71	-
New issues					
Issue of GBP subordinated term notes		625	-	625	-
GBP short term notes issued for acquisitions of subsidiaries	(c)(vi)	350	-	350	-
Repayments					
Repayment of GBP short term notes	(c)(vi)	(350)	-	(350)	-
Repayment of tranche of NZD senior term notes		-	-	-	(46)
Repayment of perpetual subordinated loan		-	-	(2)	-
Repayment of Euro / USD floating rate notes and receivables refinancing		-	-	(15)	-
Repayment of secured variable rate bank loan		-	-	(556)	-
Repayment of 15.6% deep discounted bonds		-	-	(348)	-
Other movements					
Foreign exchange movement on USD subordinated term notes		-	-	(40)	8
Foreign exchange movement on cash flow hedge		-	-	40	(8)
Other fair value movement on cash flow hedge		-	-	(10)	7
Foreign exchange movement on NZD senior term notes		-	-	-	(4)
Other foreign exchange movements		(33)	-	(38)	1
Discount on GBP subordinated term notes		(6)	-	(6)	-
Transaction costs capitalised during the financial year		(6)	-	(6)	-
Amortisation of capitalised transaction costs		3	2	7	7
Balance at the end of the financial year		1,130	547	2,017	1,296

(c) Significant terms and conditions

(i) NZD senior term notes

The NZ$50 million senior term notes were issued through IAG (NZ) Holdings Limited's medium-term note programme. The notes were issued at a discount and mature in August 2008. They are fixed rate notes (7.25% payable semi-annually) with the principal and interest flows denominated in New Zealand dollars. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements.

NOTE 21: INTEREST-BEARING LIABILITIES (Continued)

(c) Significant terms and conditions (continued)

(ii) Receivables refinancing debt

Hastings Insurance Services Limited has entered into a receivables financing agreement for a minimum period of three years commencing 10 January 2006. The facility under the agreement is GBP 15 million with an interest rate of the published base rate of Barclays Bank PLC plus 1.25%.

(iii) Subordinated term notes

The subordinated term notes have a face value of $300 million and were issued through Insurance Australia Limited's debt issuance programme. $250 million carry a fixed rate and were issued at a discount whilst $50 million carry a floating interest rate. The notes mature in November 2012, however, they may be redeemed at par at the issuer's option from November 2007 onwards, subject to the approval of APRA. If the notes are not redeemed in November 2007, all notes become floating rate notes with an interest rate of the three month Bank Bill Swap Rate plus a margin of 1.58% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(iv) USD Subordinated term notes

The USD subordinated term notes have a face value of US$240 million and were issued at par by NRMA Insurance Funding 2003 Limited (a wholly-owned subsidiary of Insurance Australia Limited). They are fixed rate notes (5.19% payable semi-annually), with the principal and interest flows denominated in US dollars, which are hedged with cross currency swaps and interest rate swaps. Cash flow hedge accounting is applied for this hedge arrangement (refer note 33 for further information). The notes mature in April 2015, however, they may be redeemed at par at the issuer's option from April 2010 onwards, subject to the approval of the APRA. If the notes are not redeemed in April 2010, all notes become floating rate notes with an interest rate of the three month Libor plus a margin of 2.04% per annum. The notes qualify as Lower Tier 2 capital for the purposes of Insurance Australia Limited's APRA regulatory capital position.

(v) Euro / USD floating rate notes

The Euro / USD floating rate notes comprise three issues:

- Notes with a face value of EUR12 million and were issued by Empire Equity Limited. They are senior variable rate notes with an interest rate of the three month Euribor plus 4.25%. The notes mature on 7 September 2025 but are redeemable at the option of the issuer from 7 September 2010.
- Notes with a face value of EUR12 million and were issued by Advantage Insurance Company Limited. They are subordinated variable rate notes with an interest rate of the three month Euribor plus 3.95%. The notes mature on 23 December 2025 but are redeemable at the option of the issuer from 23 December 2010.
- Notes with a face value of US$8 million and were issued by Advantage Insurance Company Limited. They are subordinated variable rate notes with an interest rate of the three month US dollar Libor plus 3.95%. The notes mature on 23 December 2025 but are redeemable at the option of the issuer from 23 December 2010.

(vi) GBP subordinated term notes

The GBP subordinated term notes were issued with face value of GBP250 million (equivalent to $625 million at date of issue) by the Company and were issued at a discount. They are fixed rate notes listed on the London Stock Exchange (5.625% payable annually) with the principal and interest flows denominated in GBP. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange rate movements. The notes mature on 21 December 2026 (non-callable for the first ten years). If the notes are not redeemed by 21 December 2016, all notes become floating rate notes with an interest rate of the three month GBP Libor plus 1.61%. The notes qualify as Lower Tier 2 capital for the purpose of the APRA's regulatory capital position.

The notes were issued to UK institutional investors as part of the funding of the acquisition of Equity Insurance Group and repayment of the short term notes of GBP140 million (equivalent to $350 million) which was raised to fund the earlier acquisition of the Hastings and Advantage insurance operations.

NOTE 21: INTEREST-BEARING LIABILITIES (Continued)

(c) Significant terms and conditions (continued)

(vii) Reset preference shares

The reset preference shares ("RPS") are a hybrid security with characteristics of both debt and equity. The securities were issued in two tranches referred to as RPS1 (face value of $350 million issued June 2002, ASX code IAGPA) and RPS2 (face value of $200 million issued June 2003, ASX code IAGPB).

The RPS entitle the holder to a preferred, but not cumulative, distribution (currently 5.63% per annum for RPS1 and 4.51% per annum for RPS2). The distributions are payable semi-annually in arrears on 15 December and 15 June and are able to be franked. The distributions are expected to be fully franked and if a distribution is unfranked or partially franked, the distribution will be increased to compensate for the unfranked component. Because of the hybrid nature of the securities, distributions on the RPS are not the same as interest payments and may not always be paid, as there are a number of conditions that must be met before a distribution can be paid. If distributions are not paid on the RPS, no dividends can be paid and no returns of capital can be made on ordinary shares unless IAG takes certain actions.

The RPS may be exchanged by IAG or the holder on a reset date, by the holder upon a specified trigger event (such as change in control of IAG by a takeover bid), or by IAG on a tax event (such as a more than insignificant increase in taxation costs), regulatory event (such as not all of the RPS being entitled to be treated as Tier 1 capital for regulatory reporting purposes) or following certain takeovers or schemes of arrangements. While the holder may initiate an exchange, IAG is able to select the method of exchange being either conversion into ordinary shares, arranging for a third party to acquire the RPS for their face value, or to redeem, buy-back or cancel the RPS (subject to APRA approval). The RPS convert into ordinary shares that would rank equally in all respects with all other ordinary shares. All conversions into ordinary shares, other than a holder requesting conversion on a reset date, will receive a discount of 2.5% of the ordinary share price used in calculating the number of ordinary shares to be issued on conversion. The next reset dates for RPS1 and RPS2 are 15 June 2012 and 15 June 2008 respectively.

During the current financial year, RPS1 passed its first reset date at which time IAG reset the margin, the market rate and the next reset date. The way the dividend is calculated and the payment frequency were not changed. The total face value of the RPS1 on issue remains at $350 million.

A comparison of previous terms to the reset terms of RPS1 are as follows:

	Reset Terms	Previous Terms
Reset date	15 June 2012	15 June 2007
Margin	1.10%	1.90%
Market rate	6.935%	6.38%
Dividend rate	5.63%	5.80%

The RPS rank in priority to ordinary shares for the payment of dividends and in the event of a winding up. In a winding up, all RPS will rank equally for return of capital behind all other creditors of IAG, and ahead of ordinary shares. The RPS would rank equally with RES if the RES are exchanged into preference shares. Except in limited circumstances, the RPS do not carry voting rights at general meetings.

(viii) Perpetual subordinated loan

The perpetual subordinated loan was repaid during the financial year ended 30 June 2007. The loan was between Mutual Community General Insurance Proprietary Limited, a non-wholly owned subsidiary, and the minority interest equity holder in that company. The loan carried a fixed rate of interest.

(ix) Unsecured notes

Unsecured notes with a face value of GBP38 million were issued to the management of Equity Insurance Group by IAG UK Holdings Ltd on 8 January 2007. Amounts are translated into the equivalent Australian dollars using the reporting date exchange rate. The primary difference between the Australian dollar equivalent of the face value of the notes at inception and the carrying value is due to foreign exchange movements. The obligations under the notes are guaranteed by IAG. The notes were issued in three tranches. The first tranche has a face value of GBP33 million with an interest rate of GBP 6 month Libor per annum. The notes mature in January 2009 and are redeemable at the option of the holder on a six monthly basis from July 2007 onwards. The second tranche has a face value of GBP2 million, with an interest rate of GBP 12 month Libor per annum and is due to be redeemed in January 2010. The third tranche has a face value of GBP3 million, with an interest rate of GBP 6 month Libor per annum. The notes are redeemable at the option of the holder at July 2008 and January 2009. In July 2007 GBP18 million of the first tranche was redeemed.

NOTE 21: INTEREST-BEARING LIABILITIES (Continued)

(d) Financing arrangements

		CONSOLIDATED			
		Facilities drawn at reporting date		Facilities available	
		2007	2006	2007	2006
		$m	$m	$m	$m
Standby letter of credit facilities	(i)	59	67	65	74
Standby facility	(ii)	-	-	30	30
Debt issuance programme	(iii)	299	299	750	750
NZ medium-term note programme	(iv)	45	41	45	41
Receivables refinancing debt		6	-	35	-

Various entities within the Consolidated entity have facilities outstanding with external service providers, mostly banks, providing short term financing arrangements for specific situations not significant to the Consolidated entity including standby letters of credit, and guarantees for lease guarantees and performance bonds.

Notes:

(i) The standby letter of credit facilities are denominated in US dollars and are translated into equivalent Australian dollars using the reporting date exchange rate.

(ii) The standby facility is for liquidity support in the event that Insurance Australia Limited is unable to refinance maturing obligations under the debt issuance programme due to a market disturbance. Interest on this standby facility when drawn down is charged at a margin over the bank bill rate.

(iii) Insurance Australia Limited has a $750 million debt issuance programme. Standard & Poor's has assigned its "AA" long-term and "A-1+" short-term ratings to the programme's senior obligations and "AA-" to its subordinated notes. Insurance Australia Limited is rated "AA" for its insurer financial strength and counterparty credit ratings.

(iv) IAG (NZ) Holdings Limited has a NZ$50 million medium-term note programme. Standard & Poor's has assigned a "AA" long-term rating to the guaranteed and unsubordinated series of wholesale notes issued under the programme. The programme is guaranteed by Insurance Australia Limited. This programme is denominated in New Zealand dollars and is translated into equivalent Australian dollars using the reporting date exchange rate. Exchange rate movements are recognised in the foreign currency translation reserve.

	PARENT / CONSOLIDATED			
	2007	2006	2007	2006
	Number of Shares in millions	Number of Shares in millions	$m	$m
NOTE 22: RECONCILIATION OF TOTAL EQUITY				
Share capital				
Ordinary shares				
Balance at the beginning of the financial year	1,595	1,594	3,263	3,263
Shares issued under institutional placement	136	-	750	-
Institutional placement share issue costs, net of tax	-	-	(13)	-
Shares issued under Share Purchase Plan	23	-	125	-
Share Purchase Plan issue costs, net of tax	-	-	(1)	-
Shares issued for the fully underwritten dividend	40	-	237	-
Shares issued under Performance Share Rights Plan	-	1	-	-
Balance at the end of the financial year	1,794	1,595	4,361	3,263
Treasury shares held in trust				
Balance at the beginning of the financial year	(8)	(6)	(40)	(34)
Acquisition of shares	(5)	(2)	(30)	(19)
Shares vested and/or released to participants	-	-	1	13
Balance at the end of the financial year	(13)	(8)	(69)	(40)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
(a) Share capital (refer above)	4,361	3,263	4,361	3,263
(b) Treasury shares held in trust (refer above)	-	-	(69)	(40)

NOTE 22: RECONCILIATION OF TOTAL EQUITY (Continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
(c) Reserves				
Foreign currency translation reserve				
Balance at the beginning of the financial year	-	-	(15)	(6)
Net exchange difference on translation of foreign operations	-	-	(73)	(18)
Hedge of net investment in a subsidiary	-	-	54	9
Balance at the end of the financial year	-	-	(34)	(15)
Share based remuneration reserve				
Balance at the beginning of the financial year	-	-	19	13
Charged to profit for the year	-	-	15	19
Transfers from the reserve upon vesting of rights/shares	-	-	(1)	(13)
Balance at the end of the financial year	-	-	33	19
Hedging reserve				
Balance at the beginning of the financial year	-	-	(10)	(5)
Net movements in fair value of derivatives forming hedge	-	-	(30)	1
Net movements in fair value recognised in profit	-	-	40	(8)
Net tax impact on movements	-	-	(3)	2
Balance at the end of the financial year	-	-	(3)	(10)
Total reserves	-	-	(4)	(6)
(d) Retained earnings				
Balance at the beginning of the financial year	686	631	274	142
Profit attributable to equity holders of the Parent	353	702	552	759
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax	-	-	39	21
Vesting of share based remuneration	-	-	-	(1)
Dividends declared and paid	(492)	(647)	(492)	(647)
Acquisition of minority interest in subsidiaries	-	-	(5)	-
Dividends on treasury shares held in trust	-	-	4	-
Balance at the end of the financial year	547	686	372	274
Parent interest	4,908	3,949	4,660	3,491

NOTE 22: RECONCILIATION OF TOTAL EQUITY (Continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
(e) Minority interests				
Balance at the beginning of the financial year	-	-	180	164
Profit attributable to minority interests	-	-	77	103
Actuarial gains and (losses) on defined benefit superannuation plans, net of tax, attributable to minority interests	-	-	1	-
Distributions to minority interests	-	-	(86)	(89)
Business combination	-	-	-	2
Balance at the end of the financial year	-	-	172	180
Minority interests comprising:				
– Share capital	-	-	126	126
– Retained earnings	-	-	46	54
Minority interests	-	-	172	180
Total equity	4,908	3,949	4,832	3,671

(f) Notes to sections (a) to (e) above

(i) *Share capital*

All ordinary shares on issue are fully paid. Ordinary shares entitle the holder to a vote at a general meeting of the Company and to participate in the dividends and the proceeds on winding up the Company in proportion to the number of, and amounts paid on, the shares held. Dividends, if declared, are subject to there being distributable profits available and not breaching APRA capital adequacy requirements.

During the current financial year, the Company made the following two issues of ordinary shares to fund the acquisition of Equity Insurance Group:

- $750 million issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006); and
- $125 million issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007).

During the financial year, the Company settled its interim dividend payable on 16 April 2007 with the issuance of 40.5 million fully paid ordinary shares priced at $5.8507 per share.

(ii) Treasury shares held in trust

Share based remuneration is provided in different forms to eligible employees and non-executive directors. To satisfy obligations under the various share based remuneration plans, shares are generally bought on-market at or near grant date of the relevant arrangement and held in trust. Upon consolidation of the trusts, the shares held are recognised as treasury shares held in trust, as described in note 1(af). The balance of treasury shares held in trust at a reporting date represents the cumulative cost of acquiring IAG shares that have not yet been distributed to employees as share based remuneration.

(iii) Nature and purpose of reserves

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of the financial position and performance of subsidiaries that have a functional currency other than Australian dollars.

Share based remuneration reserve

The share based remuneration reserve is used to recognise the fair value at grant date of equity-settled share based remuneration provided to employees and non-executive directors over the vesting period, as described in note 1(z).

Hedging reserve

The hedging reserve is used to record gains or losses on derivatives that form part of hedging relationships which have been designated as cash flow hedges or net investment hedges, as described in note 1(q).

NOTE 22: RECONCILIATION OF TOTAL EQUITY (Continued)

(f) Notes to sections (a) to (e) above (continued)

(iv) Minority interests

Minority interests represent the proportion of equity holders' equity that is attributable to minority shareholders. Minority interests relates to Insurance Manufacturers of Australia Pty Limited (Australia), World Class Accident Repairs (Cheltenham North) Pty Limited (Australia), Mutual Community General Insurance Proprietary Limited (Australia), NHCT Limited (Thailand), and Safety Insurance Public Company Limited (Thailand). During the financial year ended 30 June 2007, the Consolidated entity acquired the minority interests in Mike Henry Travel Insurance Limited (New Zealand) and DriveRight Limited (New Zealand).

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
NOTE 23: NOTES TO THE CASH FLOW STATEMENTS				
(a) Composition				
Cash and cash equivalents	-	1	1,163	718
	-	1	1,163	718

Cash and cash equivalents represent cash on hand and held with banks, deposits at call and money market investments readily convertible to cash within two working days, net of any bank overdraft. The net carrying amount of cash and cash equivalents is equivalent to the fair value of the assets because of the negligible credit risk and frequent repricing. There are no cash balances held that are not available for use in normal operations. The carrying amount of the cash and cash equivalents presented on the balance sheet is the same as that used for the purposes of the cash flow statements as there are no bank overdrafts used which are repayable upon demand.

NOTE 23: NOTES TO THE CASH FLOW STATEMENTS (Continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
	$m	$m	$m	$m
(b) Reconciliation of profit for the year to net cash flows from operating activities				
Profit for the year	353	702	629	862
Depreciation of property, plant and equipment	-	-	61	47
Amortisation and impairment of intangible assets	-	-	80	14
Net realised gains on disposal of investments	-	-	14	(148)
Net unrealised gains on revaluation of investments	-	-	(153)	(295)
Net (gain) / loss on disposal of property, plant and equipment	-	-	4	4
Net foreign exchange (gains) and losses	-	-	(22)	34
Provision for doubtful debts and impairment	-	-	2	1
Amortisation of capitalised transaction costs	2	2	4	4
Retained earnings adjustment for net defined benefit (deficit) / surplus	-	-	39	21
Other	-	-	(4)	-
Decrease / (increase) in operating assets:				
Premium and other receivables	5	58	(652)	155
Prepayments and deferred levies and expenses	-	-	(73)	(4)
Deferred tax assets	(5)	(1)	(36)	(18)
Current tax assets	-	-	(18)	-
Inventories	-	-	(1)	-
Defined benefit superannuation asset	-	-	(62)	-
Increase / (decrease) in operating liabilities:				
Trade and other payables	43	12	(51)	(77)
Provisions	-	-	8	(9)
Current tax liabilities	(36)	(77)	(32)	(117)
Deferred tax liabilities	-	-	16	16
Outstanding claims liability	-	-	470	43
Unearned premium liability	-	-	189	(146)
Unexpired risk liability	-	-	(11)	-
Net cash flows from operating activities	362	696	401	387

(c) Significant non-cash transactions relating to financing and investing transactions

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities that did not involve cash flows.

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES

(a) Acquisition of subsidiaries

Details of acquisitions of subsidiaries for the financial year ended 30 June 2007 are as follows:

(i) Acquisition of a United Kingdom based general insurance business and insurance broker

On 4 December 2006, the Consolidated entity announced that it would acquire EIG (Investments) Limited the holding company of the Equity Insurance Group. Equity Insurance Group is the United Kingdom's fifth largest motor underwriter, the eighth largest motor insurance broker and the largest motorcycle insurer. It operates through two key businesses – Equity Insurance Brokers and Equity Red Star, Lloyd's largest motor insurance syndicate.

The acquisition was completed on 8 January 2007 upon receipt of regulatory approval. The IAG Group consolidated Equity Insurance Group from and including 1 January 2007.

The total consideration for the acquisition was $1,425 million (including transaction costs) and was funded by the issue of ordinary shares, raising of long-term debt and use of existing internal funds. Fund raisings included:

- $750 million of ordinary share capital issued through an institutional placement at $5.50 per ordinary share (completed 12 December 2006);
- GBP250 million ($625 million) of GBP subordinated term notes placed to UK institutional investors (completed 21 December 2006). GBP140 million ($350 million) of the proceeds of the notes were used to repay the short-term bank loans raised for the acquisition of Hastings and Advantage;
- $125 million of ordinary share capital issued through a Share Purchase Plan at $5.50 per ordinary share (completed 31 January 2007);
- GBP37 million ($93 million) of unsecured notes issued; and
- Sell down of $190 million of assets from existing internal funds.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made there were no significant fair value adjustments acquired. The fair value of the net assets and liabilities acquired are provisional.

(ii) Acquisition of a United Kingdom based insurance broker and general insurance business

The Consolidated entity, effective 29 September 2006, acquired 100% of the share capital of Hastings Insurance Services Limited ("Hastings") and Advantage Insurance Company Limited ("Advantage") which are involved in general insurance broking and underwriting in the United Kingdom, for total acquisition cost (including transaction costs) of $349 million.

The key changes made to bring the financial position of the acquired entities prepared in accordance with UK GAAP in line with the significant accounting policies of the Consolidated entity related to alignment of outstanding claims liability reserving policies. After those adjustments were made, there was only one significant fair value adjustment that revalued a property upwards from its historical cost. The fair value of the net assets and liabilities acquired are provisional.

(iii) Acquisitions of a Lloyd's managing agency and specialist Asian syndicate

Effective from 3 July 2006 the Consolidated entity acquired a newly-formed Lloyd's managing agency and specialist Asian syndicate to support the development and management of its expanding Asia business for a total acquisition cost of $23 million. The businesses operate as Alba Group Pte Limited ("Alba"). The syndicate has access to all markets in which Lloyd's is licensed.

(iv) Acquisition of a Northern Ireland based insurance broker business

The Consolidated entity acquired Open & Direct Insurance Services Limited ("Open & Direct") and its subsidiaries effective 17 January 2007 for a total acquisition cost (including transaction costs) of $57 million.

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES (Continued)

(a) Acquisition of subsidiaries (continued)

Details of the financial impact of the acquisitions made are as follows:

	CONSOLIDATED			
2007	Open & Direct	Alba	Hastings and Advantage	Equity Insurance Group
	$m	$m	$m	$m
Purchase price:				
Cash paid	55	-	346	1,323
Deferred settlement	-	23	-	93 (i)
Costs directly associated with acquisition	2	-	3	9
Total purchase consideration	57	23	349	1,425
Fair value of net identifiable assets acquired:				
Cash and cash equivalents	9	-	81	1,202
Investments	-	-	187	889
Receivables	6	-	114	463
Deferred acquisition costs	-	-	8	104
Property, plant and equipment	1	-	34	51
Deferred tax assets	-	-	-	81
Capitalised software development expenditure	-	-	-	31
Payables	(16)	-	(78)	(91)
Current tax liabilities	(1)	-	(3)	-
Unearned premium liability	-	-	(138)	(383)
Outstanding claims liability	-	-	(132)	(1,044)
Interest-bearing liabilities	-	-	(71)	(906)
Other	(1)	-	23	(115)
Net identifiable assets acquired during the financial year	(2)	-	25	282
Intangible assets	45	-	168	598
Goodwill	14	23	156	545
	59	23	324	1,143

(i) Deferred settlement on Equity Insurance Group comprised of unsecured notes and deferred awards rights.

The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and / or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies.

The measurement of identifiable intangible assets acquired in a business combination is highly subjective and there are a range of possible values that could be attributed for initial recognition. The IAG Group uses the skills and experience of valuation specialists in establishing an initial range within which the fair value is to be recognised. Judgement is then applied in selecting the value to be recognised on the balance sheet. Judgement is also applied in determining the useful life of the intangible assets which impacts directly on the amortisation charges to be incurred following an acquisition.

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES (Continued)

(a) Acquisition of subsidiaries (continued)

	CONSOLIDATED			
2007	Open & Direct	Alba	Hastings and Advantage	Equity Insurance Group
	$m	$m	$m*	$m
The net cash flow in relation to acquisitions is as follows:				
Cash consideration paid	57	-	349	1,332
Cash balance acquired	(9)	-	(81)	(1,202)
Net outflow of cash	48	-	268	130
Contribution from the acquired businesses (from date of acquisition):				
Income	n/a*	12	329	557
Profit / (loss) before income tax	n/a*	(13)	(21)	2

* Amounts for Open & Direct are included in the disclosure for Equity Insurance Group for these items.

The income, gross written premium and profit of the Consolidated entity for the year ended 30 June 2007 would have increased by $578 million and $408 million and $43 million respectively, had the subsidiaries acquired during the financial year been consolidated from the beginning of the financial year.

This information is at least in part based on the acquiree's unaudited management accounts prepared in accordance with the acquiree's accounting policies and does not include fair value adjustments. This information is not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the financial year or of the operating results in future years at least in part because the information does not include expenses relating to integration of the businesses or the operating synergies to be realised.

Details of acquisitions of subsidiaries for the financial year ended 30 June 2006 are as follows:

(i) Acquisition of a Thailand based general insurance business

The Consolidated entity acquired all of the ordinary shares in IAG Insurance (Thailand) Ltd ("IAG Thailand") (formerly Royal and Sun Insurance Alliance (Thailand) Ltd) effective 4 July 2005. This subsidiary is involved in general insurance underwriting in Thailand.

The key changes made to bring the financial position of IAG Thailand prepared in accordance with Thai GAAP in line with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liability reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(ii) Acquisition of a further interest in a Thailand based listed general insurance business

On 10 February 2006, an additional 16.7% interest was acquired in Safety Insurance Public Company Limited ("Safety Insurance") taking the then 21.6% shareholding to 38.3%. A general tender offer to all Safety Insurance shareholders was subsequently lodged at the end of February 2006. The tender closed on the 27 March 2006 with the Consolidated entity holding 96.09% of the voting share capital. The entity has been deemed to be a subsidiary from 31 March 2006.

Safety Insurance, which has been listed on the Stock Exchange of Thailand since 1977, is Thailand's 7th largest general insurer and 6th largest motor insurer and generated approximately A$100 million in gross written premium per annum at the time. Providing predominantly motor insurance, as well as fire, marine and other general insurance, Safety Insurance distributes its products through insurance agents and brokers, as well as selling direct to customers.

The key changes made to bring the financial position of Safety Insurance prepared in accordance with Thai GAAP to comply with the significant accounting policies of the Consolidated entity related to an analysis of all insurance products on offer to confirm the status as insurance contracts, the measurement of all investments at fair value through profit or loss, and the alignment of outstanding claims liability reserving policies. After those adjustments were made, there were no significant fair value adjustments required.

(iii) Acquisition of a specialist New Zealand underwriter

On 3 May 2006 IAG New Zealand Limited acquired a 51% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, with a contractual obligation, subject to certain criteria being satisfied, to acquire the remaining 49% on or before 31 August 2008. This obligation was fulfilled in October 2006 (see note 24(b)).

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES (Continued)

(a) Acquisition of subsidiaries (continued)

Details of the financial impact of the acquisitions made are as follows:

	CONSOLIDATED	
2006	**Safety Insurance**	**IAG Insurance (Thailand)**
	$m	**$m**
Purchase price:		
Cash paid	68	34
Costs directly associated with acquisition	2	2
Total purchase consideration	70	36
Fair value of net identifiable assets acquired:		
Cash and cash equivalents	10	6
Investments	107	18
Receivables	30	22
Deferred acquisition costs	-	1
Property, plant and equipment	9	1
Deferred tax assets	8	-
Capitalised software development expenditure	(19)	(18)
Payables	(3)	(1)
Current tax liabilities	(58)	(5)
Unearned premium liability	(30)	(14)
Other	(2)	-
Less: transfer of associate to subsidiary	(11)	-
Net identifiable assets acquired during the financial year	41	10
Intangible assets	-	5
Goodwill*	29	21
	29	26

* The goodwill on Safety Insurance includes the goodwill amount on the first acquisition in 1998 (which rounded to zero).

The fair value of assets and liabilities are based on discounted cash flow models or the book values have been used as a proxy for fair value. In addition to the intangible assets recognised and disclosed above, there are other intangible benefits that have been acquired as part of the transactions. These benefits have not been recognised separately from goodwill because they were not separately recognisable and / or were not able to be reliably measured. These assets are principally the value of the workforce acquired and the value of cost and revenue synergies.

The net cash flow in relation to acquisitions is as follows:

	Safety Insurance	IAG Insurance (Thailand)
Cash consideration paid	70	36
Cash balance acquired	(10)	(6)
Net outflow of cash	60	30
Contribution from the acquired businesses (from date of acquisition):		
Income	28	37
Profit / (loss) before income tax	1	1

The gross written premium and profit of the Consolidated entity for the year ended 30 June 2006 would have been higher by $63 million and $3 million respectively, had the subsidiaries acquired during the year been consolidated from the beginning of the financial year.

NOTE 24: ACQUISITIONS AND DISPOSALS OF BUSINESSES (Continued)

(b) Other acquisitions

Details of other acquisitions for the financial year ended 30 June 2007 are as follows:

(i) Mike Henry Travel Insurance Limited

On 7 July 2006 the remaining 49.9% share of Mike Henry Travel Insurance Limited, a specialist travel underwriter, was acquired for a purchase consideration of $4 million.

(ii) DriveRight Limited

On 20 October 2006 IAG New Zealand Limited acquired the remaining 49% share of DriveRight Limited, a specialist underwriter of mechanical breakdown insurance in New Zealand, was acquired for a purchase consideration of $2 million.

Details of other acquisitions for the financial year ended 30 June 2006 are as follows:

(i) Acquisition of an interest in a Malaysian based composite insurance business

On 31 March 2006, the Consolidated entity acquired a 30% strategic stake in AmAssurance Berhad, a Malaysian based general and life insurer. Based on the annual report for the year ended 31 March 2006 prepared under Malaysian generally accepted accounting principles, AmAssurance Berhad had gross assets of RM1,783 million (approximately $653 million). The general insurance operations generate an annual gross written premium of RM438 million (approximately $161 million).

(c) Disposal of subsidiaries

During the financial year ended 30 June 2007 there were no disposals of subsidiaries by the Consolidated entity.

During the year ended 30 June 2006 the Consolidated entity disposed of New Zealand Car Parts Limited. As this disposal was not significant to the Consolidated entity no further disclosure is provided.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 25: DETAILS OF SUBSIDIARIES

The following entities constitute the Consolidated entity:

		Country of incorporation / formation	Extent of beneficial interest if not 100% 2007	2006
			%	%
Ultimate Parent				
Insurance Australia Group Limited		Australia	-	-
Subsidiaries				
Australian general insurance operations				
Insurance Australia Limited		Australia		
NRMA Personal Lines Holdings Pty Limited		Australia		
Insurance Manufacturers of Australia Pty Limited		Australia	**70.00**	70.00
World Class Accident Repairs (Cheltenham North) Pty Limited		Australia	**70.00**	70.00
CGU Insurance Australia Limited		Australia		
CGU Insurance Limited		Australia		
Swann Insurance (Aust) Pty Ltd		Australia		
Mutual Community General Insurance Proprietary Limited		Australia	**51.00**	51.00
IAG Re Australia Limited (formerly NZI Insurance Australia Limited)		Australia		
Sitrof Australia Limited		Australia		
CGU-VACC Insurance Limited		Australia		
CGU Workers Compensation (NSW) Limited		Australia		
CGU Workers Compensation (VIC) Limited		Australia		
CGU Workers Compensation (SA) Limited		Australia		
CGU Premium Funding Pty Ltd		Australia		
New Zealand operations				
IAG (NZ) Holdings Limited	C	New Zealand		
IAG New Zealand Limited	C,E	New Zealand		
Mike Henry Travel Insurance Limited	C	New Zealand		50.10
National Auto Club Underwriters Agency (NZ) Limited	C	New Zealand		
Clipper Club Underwriters Limited	C	New Zealand		
DriveRight Limited	B	New Zealand		51.00
New Zealand Insurance Limited	C	New Zealand		
State Insurance Limited	C	New Zealand		
Direct Insurance Services Limited	C	New Zealand		
Swann Insurance (NZ) Limited	C	New Zealand		
IAG (NZ) Share Plan Nominee Limited	C	New Zealand		
The IAG New Zealand Limited Employee Share Plan	C	New Zealand		
The IAG Performance Awards Rights Plan for Executives in New Zealand	C	New Zealand		
NZI Staff Superannuation Fund Nominees Limited	C	New Zealand		
Belves Investments Limited	C	New Zealand		

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 25: DETAILS OF SUBSIDIARIES (Continued)

Subsidiaries (continued)

		Country of incorporation / formation	Extent of beneficial interest if not 100% 2007	2006
			%	%
United Kingdom operations				
IAG UK Holdings Limited	C	United Kingdom		-
EIG (Investments) Limited	C	United Kingdom		-
Equity Insurance Group Limited	C	United Kingdom		-
Equity Insurance Holdings Ltd	C	United Kingdom		-
Equity Red Star Limited	C	United Kingdom		-
Equity Syndicate Management Limited	C	United Kingdom		-
Equity Red Star Services Limited	C	United Kingdom		-
Equity Group 2005 Limited	C	United Kingdom		-
Equity Insurance Management Limited	C	United Kingdom		-
Equity Red Star Holdings Limited	C	United Kingdom		-
Equity Insurance Properties Limited	C	United Kingdom		-
Can Do Finance Limited	C	United Kingdom		-
Equity Nominee Services Limited	C	United Kingdom		-
ERSH Limited	C	United Kingdom		-
Cox Managing Agency Limited	C	United Kingdom		-
Equity Shared Services Limited	C	United Kingdom		-
Cox Commercial Limited	C	United Kingdom		-
CDCM (No2) Limited	C	United Kingdom		-
CDCM Limited	C	United Kingdom		-
Equity Broking Management Limited	C	United Kingdom		-
Equity Red Star (accident & health) Limited	C	United Kingdom		-
Argent Insurance Practice Limited	C	United Kingdom		-
Bennetts UK Limited	C	United Kingdom		-
J McWhirter (Insurance Brokers) Limited	C	United Kingdom		-
M K Lyle (Life & Pensions) Limited	C	United Kingdom		-
HML Marketing Limited	C	United Kingdom		-
Brokersure.co.uk Limited	C	United Kingdom		-
Equity Claims Limited	C	United Kingdom		-
Equity Insurance Brokers Limited	C	United Kingdom		-
Anthony Kidd Agencies Limited	C	United Kingdom		-
Direct Insurance Services Limited	C	United Kingdom		-
Open & Direct Insurance Services Limited	C	United Kingdom		-
Open & Direct Insurance Services (Newtownards) Limited	C	United Kingdom		-
Open & Direct Insurance Services (Dungiven) Limited	C	United Kingdom		-
W.G. O'Kane Life & Pensions Ltd	C	United Kingdom		-
Advantage Insurance Company Limited	B	Gibraltar		-
Hastings Insurance Services Limited	C	United Kingdom		-
IAG Conquest House Limited	C	United Kingdom		-
Empire Equity Limited	B	Gibraltar		-
Logan Consultants Limited	B	Gibraltar		-

NOTE 25: DETAILS OF SUBSIDIARIES (Continued)

Subsidiaries (continued)

		Country of incorporation / formation	Extent of beneficial interest if not 100% 2007	2006
			%	%
Other International operations				
IAG Re Limited	C	Ireland		
Alba Group Pte Ltd	C	Singapore		-
Alba Pte Ltd	C	Singapore		-
Alba Underwriting Pte Ltd	C	United Kingdom		-
Diagonal Underwriting Agency Limited	C	United Kingdom		-
IAG Re Labuan (L) Berhad	C	Malaysia		
IAG (Asia) General Pte Ltd	C	Singapore		
NHCT Limited	(i), C	Thailand	49.00	49.00
IAG Insurance (Thailand) Ltd	D	Thailand		
Safety Insurance Public Company Limited	D	Thailand	96.09	96.09
Beijing Continental Automobile Association Limited	C,D	China		
IAG China (Mauritius)	C	Mauritius		
China Investments (Mauritius)	C	Mauritius		
Investment operations				
IAG Asset Management Limited		Australia		
IAG Nominees Pty Limited		Australia		
IAG Portfolio Limited		Australia		
IAG Asset Management Cash Management Trust		Australia	73.22	62.30
IAG Asset Management Private Equity Trust		Australia	83.20	83.18
IAG Asset Management Fund of Hedge Funds		Australia		
Merrill Lynch Market Neutral Trust		Australia		-
Perpetual Market Neutral Trust		Australia		-
GMO Market Neutral Trust		Australia	78.23	-
ACA Acadian Market Neutral Trust		Australia		-
Corporate operations				
IAG International Pty Limited		Australia		
NRMA Information Services Pty Limited		Australia		
NRMA Insurance Funding 2003 Limited		Australia		
IAG Finance (New Zealand) Limited		Australia		
Insurance Australia Group Services Pty Limited		Australia		
IAG & NRMA Superannuation Pty Limited	A	Australia		
IAG Share Plan Nominee Pty Limited	A	Australia		
The IAG Share and Performance Award Rights Plan Trust		Australia		
ACN 007 078 140 Pty Limited	A	Australia		
Subsidiaries that commenced deregistration after 30 June 2007				
CGU Superannuation Pty Ltd	A	Australia		
Entities de-registered during the year ended 30 June 2007				
Sitrof Life Holdings Limited		Australia	-	
Sitrof Superannuation Pty Ltd		Australia	-	
SWAPL Pty Limited		Australia	-	
IAG (Asia) Services Pte Ltd		Singapore	-	
IAG (Asia) Holdings Pte Ltd		Singapore	-	

NOTE 25: DETAILS OF SUBSIDIARIES (Continued)

Subsidiaries (continued)

		Country of incorporation / formation	Extent of beneficial interest if not 100%	
			2007	2006
			%	%
Entities in voluntary liquidation at 30 June 2007				
EIG (Acquisitions) Limited	C	United Kingdom	-	-
EIG (Finance) Limited	C	United Kingdom	-	-

General notes relating to a number of subsidiaries

A Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.

B Audited by accounting firms not affiliated with KPMG.

C Audited by overseas KPMG firms.

D All subsidiaries have either a 30 June or 31 December financial year end. Entities which have a 31 December year end have been consolidated using financial information as at 30 June.

E All subsidiaries have only ordinary shares on issue except this entity also has perpetual preference shares on issue.

The following special conditions exist with respect to the IAG Group's Thai subsidiaries

(i) IAG International Pty Limited owns 49% of the share capital of NHCT Limited and has a majority voting right and the right to appoint the board of directors of NHCT Limited. Therefore, NHCT Limited is considered a subsidiary of IAG International Pty Limited. The remaining 51% is held by Allessi Capital Co., Ltd, a company registered in Thailand.

(ii) IAG International Pty Limited owns 25% directly in IAG Insurance (Thailand) Ltd and is able to govern the financial and operating policies of the company through a further 75% interest held indirectly through its holding in NHCT Limited.

NOTE 26: INVESTMENT IN JOINT VENTURES AND ASSOCIATES

(a) Interests in joint ventures and associates

	Notes	Reporting date	Country of formation	Carrying value 2007	Principal Activity	Ownership interest 2007	2006
				$m		%	%
Joint venture							
NTI Limited	(i), A,C	30 June	Australia	2	Managing co-insurance arrangement	**50.00**	50.00
Associates							
AmAssurance Berhad	C	31 March	Malaysia	73	Insurance underwriting	**30.00**	30.00
First Rescue and Emergency (NZ) Limited	A,C	31 March	New Zealand	-*	Roadside assistance	**50.00**	50.00
Loyalty New Zealand Limited	A,C	31 March	New Zealand	-*	Loyalty programme	**25.00**	25.00
Sureplan NZ Limited	A,C	31 March	New Zealand	-*	Fleet risk management	**30.00**	30.00
AR Hub Pty Ltd	A,B	30 June	Australia	-*	Software development	**33.33**	33.33
Arista Insurance Limited		31 December	United Kingdom	-*	Wholesale broker	**25.60**	-
InsuranceWide.com Services Limited		31 December	United Kingdom	-*	Online aggregator	**26.70**	-
				75			

* Amounts round to zero.

NOTE 26: INVESTMENT IN JOINT VENTURES AND ASSOCIATES (Continued)

(a) Interests in joint ventures and associates (continued)

General notes relating to a number of joint ventures and associates

A Investment is measured at cost in the Consolidated entity due to materiality.

B Small proprietary companies that are not required to prepare, and have not prepared, audited financial statements.

C Audited by accounting firms not affiliated with KPMG.

None of the associates are listed on a stock exchange. Those entities that are equity accounted and that do not have a 30 June financial year end are equity accounted for using financial information for the year to 30 June which includes, at least in part, unaudited management results.

The following special conditions exist with respect to the joint venture

(i) CGU Insurance Limited, a subsidiary of the Consolidated entity, has a 50% interest in NTI Limited, the principal activity of which is to facilitate a co-insurance arrangement of commercial motor vehicle business. The Consolidated entity's portion of the results of the co-insurance arrangement is recorded directly in its accounting records.

	CONSOLIDATED	
	2007	2006
	$m	$m
(b) Reconciliation of movements in investment in joint ventures and associates for the financial year		
Balance at the beginning of the financial year	74	13
Investment in associate acquired during the financial year	3	73
Share of associate's net profit	5	2
Associate transferred to subsidiary	-	(11)
Net foreign exchange movements	(6)	(3)
Dividends received	(1)	-
Balance at the end of the financial year	75	74

(c) Summarised financial information of associate

These disclosures relate only to the investment in AmAssurance Berhad ("AmAssurance"), as all other investments in joint ventures and associates are not significant.

	2007	2006
Assets	731	653
Liabilities	657	590
Revenue	343	317
Profit*	18	14

* These amounts are for the year ended 31 March, being the financial year of AmAssurance, and have been extracted from the audited financial report of AmAssurance.

(d) Commitments and contingent liabilities

There are no capital or other commitments or contingent liabilities arising from the investment in AmAssurance that are significant to the Consolidated entity.

	CONSOLIDATED	
	2007	2006
	$m	$m
NOTE 27: EMPLOYEE BENEFITS		
(a) Employee benefits provision		
Annual leave	82	75
Long service leave	59	56
Cash based incentive arrangements	76	72
Defined benefit pensions [i]	10	11
Defined benefit superannuation plans [ii]	15	(7)
	242	207

(i) There is one defined benefit pension arrangement in Australia with a discounted liability of $7 million as at 30 June 2007 (2006 - $8 million) involving 82 participants (2006 - 86), and one defined benefit pension arrangement in New Zealand with a discounted liability of $3 million as at 30 June 2007 (2006 - $3 million) involving 51 participants (2006 - 52). These liabilities are met from the general assets of the relevant entities rather than assets being set aside in trust. Further details are not disclosed, as the financial impact of these arrangements is not significant to the Consolidated entity.

(ii) The 30 June 2006 amount for defined benefit superannuation plans represents an asset that should be presented separately on the balance sheet but is included here to align with the presentation of the comparative at that time.

The carrying value of employee benefits includes $59 million (2006 - $38 million) which is expected to be settled after more than twelve months from reporting date.

(b) Employee numbers

The Consolidated entity had 15,445 employees on a full time equivalent basis as at 30 June 2007 (2006 - 12,093).

(c) Cash based incentive arrangements

(i) Short-term incentive plan

The short-term incentive plan continued in operation during the year ended 30 June 2007. Eligible employees have the capacity to earn a proportion of their base pay as a cash incentive annually. The incentive opportunity is set depending on an employee's role and responsibilities. The majority of employees are on 10%, 15% or 20% plan. The incentive payments are determined based on an assessment of individual performance and achievement of a range of business unit and individual goals.

Australian employees, with maximum incentives of 20% and over, may elect to receive up to a maximum of 50% of their short-term incentive plan benefit in the form of IAG shares rather than cash through the related bonus equity share plan. The plan facilitates the voluntary election to receive part of a bonus in the form of IAG shares and does not represent an additional remuneration benefit to the employee. The acquisition of the shares is funded by the participating employee's remuneration. There are no vesting conditions attached to the shares provided, there are limited forfeiture conditions, and they carry full dividend entitlements and voting rights from the time of allocation. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of up to ten years.

(ii) IMA long-term incentive scheme

A long-term incentive is provided to senior employees of Insurance Manufacturers of Australia Pty Limited ("IMA"). The long term incentive is split evenly between the two components. The first is an equity settled share based payment provided through the performance award rights plan (refer note 28(a)) and deferred award rights plan (refer note 28(b)(ii)). The other component is a cash based incentive arrangement involving a hurdle relating to compound growth in the IMA underwriting result.

(iii) Employee share plans

The following two employee share plans are not share based remuneration plans.

Exempt Purchase Offer ("EPO") – Australia only

The EPO allows Australian employees to voluntarily elect to receive up to $1,000 of their salary in the form of IAG shares, free of income tax, provided certain conditions are met. The plan is designed to utilise a tax concession known as the Tax Exemption Concession. Employees set aside funds for the purchase through a salary sacrifice arrangement. There is no vesting period but the shares are subject to a three year restriction period during which the shares cannot be sold or dealt with. Once purchased, the shares are held in the name of the employee who is entitled to dividends and voting rights from the date of allocation. There are no circumstances under which the shares can be forfeited. This arrangement is not accounted for as a share based payment.

NOTE 27: EMPLOYEE BENEFITS (Continued)

(c) Cash based incentive arrangements (continued)

Deferred Purchase Offer ("DPO") – Australia only

The DPO allows all full and part time Australian employees of the IAG Group to voluntarily elect to receive a minimum of $1,500 of their salary, up to a maximum 30% of salary, in the form of IAG shares. The plan is designed to utilise a tax concession known as the Tax Deferral Concession. Employees set aside funds for the purchase through a salary sacrifice arrangement. There is no vesting period. The shares are purchased on market and held in trust subject to a restriction period for tax purposes of up to ten years. The employee is entitled to receive dividend distributions and can vote (by providing voting instructions to the trustee) from the date of allocation. The only circumstance under which the shares can be forfeited is in the case of serious misconduct. This arrangement is not accounted for as a share based payment.

NOTE 28: SHARE BASED REMUNERATION

The provision of share based remuneration creates a link between shareholder value creation and rewarding employees. Share based remuneration encourages employee share ownership, links employee reward to the performance of the IAG Group and assists with retention of key personnel. This type of remuneration encourages employees to focus on creating shareholder value over the longer term.

The obligations under share based payment arrangements are covered by the on-market purchase of IAG ordinary shares which are held in trust. The shares are purchased on or near grant date at the prevailing market price. The arrangements are managed using in-house trusts, one for Australia and two for New Zealand, which are controlled for accounting purposes and so are subsidiaries of the Consolidated entity. The trustee for each trust is a subsidiary of the Consolidated entity. The trusts are administered by an external company.

The number of shares purchased to cover each tranche is determined by the trustee based on independent actuarial advice. The trusts allow for excess shares purchased in relation to one plan to be used to meet obligations of the other plans at the trustee's discretion. The trusts held 13,863,210 shares as at 30 June 2007 (2006 - 9,399,771 shares) representing 0.77% (2006 - 0.59%) of the share capital. This includes shares that are not controlled for accounting purposes and so not recognised as treasury shares.

Trading in IAG shares that are awarded under the share based remuneration arrangements is covered by the same restrictions that apply to all forms of share ownership by employees. These restrictions limit an employee trading in IAG shares where they are in a position to be aware, or are aware, of price sensitive information.

Share based remuneration is provided through a range of different plans each of which have different purposes and different rules. The share based remuneration expense amounts are included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

(a) Non-executive directors' share plan

The non-executive director's share plan continued in operation during the year ended 30 June 2007. Non-executive Directors are required to receive at least 20%, but not in excess of 90%, of their annual IAG Board fee (at the time shares are allocated) in IAG shares, rather than in cash. Annual share allocations are generally made effective from 1 December each year. The shares vest on a pro-rata daily basis with limited forfeiture conditions and the participant is entitled to dividends and other shareholder rights during the vesting period. The on-market share price at grant date is used as the fair value of the equity instruments granted which for those granted during the current reporting period was $5.69. The shares are purchased on market and held in trust subject to a restriction period, for tax purposes, of between one and ten years. The number of shares purchased is determined by the amount of the base fee each Director is to receive in IAG shares, the weighted average market price of the shares at the date of allocation, and the trustee's discretion to use excess shares from another plan.

(b) Senior management and executive share plans

The senior management and executive share plan arrangements consist of two separate arrangements working together. These two arrangements are the performance award rights plan and the deferred award rights plan which are detailed below. The IAG Nomination Remuneration & Sustainability Committee ("NRSC") approve the participation of each individual in the plans.

(i) Performance award rights (PARs) plan

The PARs Plan continued in operation during the year ended 30 June 2007. The structure and operation of the plan is the same for employees in every jurisdiction. The rights are granted for nil consideration, are non-transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on-market and held in trust to satisfy future exercise of the rights.

NOTE 28: SHARE BASED REMUNERATION (Continued)

(b) Senior management and executive share plans (continued)

(i) Performance award rights (PARs) plan (continued)

The rights may vest between three and five years (the performance period) from a base date (calculation date for each tranche) subject to the satisfaction of two vesting conditions. The first vesting condition is not market related and requires the participant to continue in relevant employment. The second vesting condition is a market related performance hurdle based on a comparison of IAG's total shareholder return ("TSR", the measure of return on an investment in IAG ordinary shares) with the TSR of a peer group of companies in the S&P/ASX 100 index. The peer group includes insurers and non-insurers because the IAG Group competes for capital with a range of large listed companies across many industries. For the performance hurdle, a tiered vesting scale is applied, such that all rights vest if IAG's relative TSR is at the 75th percentile of the peer group, scaling down so that 50% of rights vest if IAG's TSR performance is at the 50th percentile of the peer group. No rights vest if IAG's TSR performance is below the 50th percentile of the peer group. Testing for the satisfaction of the performance hurdle occurs quarterly during the performance period. If there is a takeover of IAG, the Board has discretion to determine if and when rights should vest.

If either of the vesting conditions is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire ten years from grant date where they have not previously lapsed or been exercised.

The following information relates to rights issued under the PARs Plan for the current year:

						Number of rights at end of year	
Grant date	**Fair value at grant date**	**Rights on issue at beginning of year**	**Rights granted during year**	**Rights exercised during year**	**Rights lapsed during year**	**On issue**	**Exercisable**
24/12/2002	$1.870	2,188,614	-	(336,246)	(507,709)	1,344,659	186,792
22/09/2003	$2.840	3,913,469	-	-	(78,391)	3,835,078	-
10/12/2003	$2.764	400,000	-	-	-	400,000	-
26/03/2004	$3.287	941,786	-	-	(45,022)	896,764	-
17/09/2004	$2.715	4,126,000	-	-	(110,000)	4,016,000	-
30/11/2004	$2.718	905,500	-	-	(23,000)	882,500	-
30/03/2005	$3.269	41,000	-	-	-	41,000	-
19/09/2005	$3.187	4,500,000	-	-	(181,000)	4,319,000	-
30/11/2005	$2.596	693,000	-	-	-	693,000	-
22/03/2006	$3.145	189,000	-	-	-	189,000	-
19/12/2006	$4.013	-	3,149,500	-	(37,750)	3,111,750	-
13/03/2007	$3.660	-	304,500	-	(3,000)	301,500	-
		17,898,369	3,454,000	(336,246)	(985,872)	20,030,251	186,792

The fair value of the rights is calculated as at the grant date using the Monte Carlo simulation methodology. The valuations take into account the probability of achieving the market related performance hurdle. For those rights granted during the year to 30 June 2007, the following significant factors and assumptions were used:

Grant date	19/12/2006	13/03/2007
Share price on grant date ($)	$6.16	$5.96
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	6.39%	6.34%
Expected share price volatility (%)	25%	25%
Expected dividend yield (%)	4.79%	4.95%
Expected life of rights (years)	3.673 years	3.660 years

Some of the assumptions, including expected share price volatility, are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

NOTE 28: SHARE BASED REMUNERATION (Continued)

(b) Senior management and executive share plans (continued)

(ii) Deferred award rights (DARs) plan

The DARs Plan was implemented in November 2006. The structure and operation of the plan is the same for employees in every jurisdiction. The rights are granted for nil consideration, are non-transferable, and can be settled only with existing IAG shares. Where the rights vest (the holder becomes entitled to exercise the right), the plan entitles participating employees to acquire one IAG ordinary share for each right. The exercise price for all rights is a nominal value of $1 per tranche of rights exercised. Holders do not receive dividends and do not have voting rights until the rights are exercised. IAG shares are bought on-market and held in trust to satisfy future exercise of the rights.

The rights vest after a period as determined by the Board subject to the participants continuing in relevant employment for the full period. If there is a takeover of IAG, the Board has discretion to determine if and when rights should vest.

If the vesting condition is not met then the rights lapse. The rights also lapse where the holder chooses to forego the rights, and all rights expire ten years from grant date where they have not previously lapsed or been exercised.

The following information relates to rights issued under the DARs Plan:

						Number of rights at end of year	
Grant date	**Fair value at grant date**	**Rights on issue at beginning of year**	**Rights granted during year**	**Rights exercised during year**	**Rights lapsed during year**	**On issue**	**Exercisable**
19/12/2006	$5.354	-	2,370,852	(21,937)	(38,435)	2,310,480	30,598
13/03/2007	$5.156	-	219,562	-	(2,250)	217,312	-
		-	2,590,414	(21,937)	(40,685)	2,527,792	30,598

In addition to the grant of DARs shown above, an additional 2,141,470 DARs were issued from 8 January 2007 as part of the consideration for the acquisition of the Equity Insurance Group (refer notes 24(a) and 32(c)(iii)).

The fair value of the rights is calculated as at the grant date using a Black Scholes valuation. For those rights granted during the year to 30 June 2007, the following significant factors and assumptions were used:

Grant date	19/12/2006	08/01/2007	13/03/2007
Share price on grant date ($)	$6.16	$6.54	$5.96
Exercise price ($)	$1 per tranche exercised	$1 per tranche exercised	$1 per tranche exercised
Risk free interest rate (%)	6.39%	6.50%	6.34%
Expected dividend yield (%)	4.79%	4.51%	4.95%
Expected life of rights (years)	3 years	3 years	3 years

Some of the assumptions are based on historical data which is not necessarily indicative of future trends. Reasonable changes in these assumptions would not have a material impact on the amounts recognised in the financial statements.

(c) Employee share plans

There are currently three employee share plans in operation but only one of them represents a form of remuneration (the Exempt Reward Offer) with the other two plans simply allowing IAG to facilitate Australian employees choosing to receive part of their base salary or short term incentive in the form of IAG shares (Exempt Purchase Offer and the Deferred Purchase Offer) principally to take advantage of taxation concessions available under Australian law.

(i) Exempt Reward Offer ("ERO")

The ERO continued in operation during the year ended 30 June 2007. The plan was originally launched in 2005 as the Employee Share Reward Plan. The name was changed in 2006, when the scope of the plan was enhanced, to provide additional ways for employees to receive shares. The ERO involves the granting of shares (sometimes restricted shares which are subject to a holding lock) to a substantial percentage of employees in both Australia and New Zealand from time to time, arranged through different trusts with different terms and conditions.

NOTE 28: SHARE BASED REMUNERATION (Continued)

(c) Employee share plans (continued)

Each financial year where the IAG Total Shareholder Return (TSR) is higher than half of the companies in the S&P / ASX 100 index, and an offer is approved by the NRSC, an award of shares is made to eligible employees. The result of each tranche to date is as follows:

- For the 2008 financial year, the Board will determine in August 2007 whether the hurdle for the year ended 30 June 2007 was met and appropriate action will be taken at that time.
- For the 2007 financial year, the hurdle for the year ended 30 June 2006 was not met and so there was no issue of shares under the plan during the 2007 financial year.
- For the 2006 financial year, the hurdle for the year ended 30 June 2005 was met and so there was an issue of shares under the plan during the 2006 financial year.
  - For Australia, a grant of 1,472,064 shares was made to 7,872 employees (187 shares to each participant). The grant date was 18 November 2005. The full cost of purchasing the shares on-market (used as the proxy for fair value of the grant) of $8 million (including brokerage) was recognised as an expense in the year to 30 June 2006.
  - For New Zealand, a grant of 287,232 shares was made to 1,536 employees (187 shares to each participant). The grant date was 18 November 2005. There were 177,307 shares available from a previous employee share plan arrangement which were able to be used for the current tranche and so only an additional 109,925 shares were purchased for the current tranche. The full cost of purchasing the shares on-market (used as the proxy for fair value of the grant) is being expensed over the three year vesting period.

Further details regarding the arrangement in each of Australia and New Zealand is provided below.

Australia

Participation in the plan is open to employees that are not directors, that are not participants in the PARs Plan, that have completed at least twelve months service on a date set prior to the allocation date, and that remain in relevant employment on the allocation date.

Eligible employees who accept the offer receive an allocation of IAG shares to the equivalent value of $1,000 based on the volume weighted average price at which IAG shares traded on the ASX for the week up to and including the allocation date. The arrangement is designed to comply with the conditions set out in the Australian tax legislation which gives permanent employees the opportunity to acquire up to $1,000 worth of shares at their tax market value in any one financial year as tax-exempt remuneration; known as the Tax Exemption Concession. Although the number of shares paid to each employee is determined by a cash amount, the payment is made in shares and is therefore treated as an equity settled share based payment.

The shares are granted for nil consideration. Shares granted under the plan vest immediately but remain held in trust on behalf of the participants subject to a restriction period of the earlier of three years from the allocation date or cessation of employment. The participants are entitled to dividends, which are paid directly to the participants, and other shareholder rights during the restriction period. There are no circumstances under which the shares can be forfeited. The cost of acquiring the shares on-market in the days leading up to the grant is generally used as a proxy for the grant date fair value of the equity instruments. Shares granted under this plan are purchased on-market.

New Zealand

The general terms of the offer are the same as the Australian plan however because of the different taxation laws, shares granted under the New Zealand plan are subject to a 3 year vesting period. Employees that cease relevant employment before completion of the vesting period forfeit any entitlement to the shares. Under certain circumstances such as retirement, death or permanent disability, the vesting period may be waived. Forfeited shares may be reallocated as part of a future approved offer or disposed of at the discretion of the trustee. Dividends received on forfeited shares may, at the trustee's discretion, be used to defray costs of administering the plan. Participants are entitled to dividends and full voting rights during the vesting period.

NOTE 29: SUPERANNUATION

Contributions are made to a number of superannuation plans in various countries. The majority of employees are defined contribution members with fewer than 9.0% (2006 - 8.0%) of employees participating on a defined benefit basis. Entry to defined benefit superannuation plans is closed and so all new employees are provided with defined contribution arrangements. The plans provide benefits for members or their dependants in the form of lump sum or pension payments generally upon ceasing relevant employment.

The superannuation expense for the year is included in the claims expense, other underwriting expenses, and corporate, administration and other expenses lines in the income statement.

NOTE 29: SUPERANNUATION (Continued)

(a) Defined contribution superannuation arrangements

Contributions to the plans are made in accordance with the governing rules of each plan together with relevant legislative requirements in each jurisdiction. The contributions are generally based on a percentage of employees' salaries.

The Consolidated entity contributed $67 million to the IAG & NRMA Superannuation Plan for defined contribution members during the year (2006 - $68 million) and there were no employer contributions payable at the end of the year for those members (2006 - $Nil).

The Consolidated entity is not exposed to risks or rewards of the defined contribution arrangements and has no obligations beyond the payment of contributions.

(b) Defined benefit superannuation arrangements

Employees who are entitled to defined benefit superannuation arrangements are members of one of nine superannuation plans each of which are funded plans. The defined benefit sections of those plans are closed to new members and so membership is reducing over time. Contributions to the plans are made in accordance with the governing rules of each plan and the contribution recommendations of an independent actuary. In contrast to defined contribution superannuation arrangements, the future cost of the defined benefit superannuation plans is not known with certainty in advance. The benefits received for defined benefit members are generally based on length of service and final average salary together with the member's own contributions (if any). The net financial positions of the plans are recognised on the balance sheet of the Consolidated entity.

Australia

All Australian employees with defined benefit superannuation arrangements are members of the IAG & NRMA Superannuation Plan ("the IAG Plan"). There were 812 members as at reporting date (2006 – 881, 2005 – 980). The Consolidated entity has contributed to the IAG Plan during the year in accordance with the recommendations of the actuary and has contributed $6 million for defined benefit members (2006 - $7 million). There were no employer contributions payable at the end of the year (2006 - $Nil). The governing rules of the Plan allow any surplus to be used to meet the contributions that would otherwise have been payable for both the defined benefit and defined contribution members of the Plan.

There are two subsidiaries in the Consolidated entity, being Insurance Australia Group Services Pty Ltd and Insurance Manufacturers of Australia Pty Limited, with employees that are defined benefit members of the IAG Plan. While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the IAG Plan. For the measurement of the net financial position of the IAG Plan for recognition on the balance sheets of the employers sponsors, the assets of the IAG Plan are allocated between the employers in proportion to the actuarial reserves for each entity.

United Kingdom

Following the acquisition of the Equity Insurance Group (refer note 24) the Consolidated entity now has United Kingdom based defined benefit superannuation plans. The United Kingdom operation contributes to six defined benefit superannuation arrangements being The Christopherson's Final Salary Scheme, The Red Star Insurance Association Limited 1978 Retirement and Death Benefit Scheme, The Anthony Kidd Agencies Scheme, The Open and Direct Insurance Services Final Salary Scheme and two 'B' schemes within the Lloyd's Superannuation Fund (a multi-employer scheme) being the Cox Services Limited Staff Pension Scheme and the HML Marketing Limited Staff Pension Scheme. They are referred to collectively as the "UK Plans". The UK Plans had 559 defined benefit members as at reporting date. The Consolidated entity contributed $4 million to the UK Plans for defined benefit members during the year.

None of the UK plans is individually significant to the financial report and so the information disclosed below is provided for the UK Plans together.

New Zealand

The New Zealand operation contributes to two defined benefit superannuation arrangements being the NZI Superannuation Fund and the IAG New Zealand Limited Staff Pension Scheme. The two New Zealand plans had 23 defined benefit members as at 30 June 2007 (2006 - 23) with a combined surplus of $3 million (2006 - $3 million). These New Zealand defined benefit superannuation arrangements are not disclosed in more detail as the financial impact of these arrangements is not significant to the Consolidated entity.

NOTE 29: SUPERANNUATION (Continued)

(b) Defined benefit superannuation arrangements (continued)

(i) Reporting date balances

	IAG Plan 2007	UK Plans 2007	Total 2007	IAG Plan 2006
	$m	$m	$m	$m
Fair value of net assets	215	141	356	191
Present value of defined benefit obligations (net discount rate)	(165)	(162)	(327)	(187)
Net defined benefit asset / (liability)	50	(21)	29	4
Contribution tax asset / (liability)	9	6	15	1
Net asset / (liability) recognised on the balance sheet	59	(15)	44	5

Where a plan incorporates both defined benefit and defined contribution arrangements, the amounts disclosed in this note represent only the defined benefit portion of the plan. Actuarial valuations are performed at each reporting date by an independent specialist. The financial information disclosed has been prepared in accordance with AASB 119 *Employee benefits*.

(ii) Recognition of movement in net asset / (liability)

	IAG Plan 2007	UK Plans 2007	IAG Plan 2006
	$m	$m	$m
Contributions expensed during the year	6	5	6
Reporting date valuation adjustment to profit	(2)	(4)	(1)
	4	1	5
Reporting date valuation adjustment to retained earnings	(52)	(5)	(29)
Total amount recognised for financial year in closing retained earnings	(48)	(4)	(24)
Reporting date valuation adjustments represent:			
Current service cost	8	-	8
Interest cost (net of tax)	9	5	9
Expected return on plan assets	(13)	(4)	(12)
Actuarial (gains) and losses	(52)	(5)	(29)
Total net amount recognised from reporting date valuation	(48)	(4)	(24)
(iii) Reconciliation of the movement in the present value of the defined benefit obligation			
Defined benefit obligation at the beginning of the financial year	187	164	200
Current service cost	8	-	8
Interest cost	9	5	9
Contributions by plan participants	4	-	2
Actuarial (gains) and losses	(28)	(5)	(14)
Benefits paid	(15)	(2)	(18)
Defined benefit obligation at the end of the financial year	165	162	187
(iv) Reconciliation of the movement in the fair value of assets			
Fair value of assets at the beginning of the financial year	191	135	178
Expected return on plan assets	13	4	12
Actuarial gains and (losses)	16	-	10
Contributions by employers	6	4	7
Contributions by plan participants	4	-	2
Benefits paid	(15)	(2)	(18)
Fair value of assets at the end of the financial year	215	141	191

* The UK Plans information disclosed in section (iii) and (iv) provide the full year movement and not the period since the acquisitions.

NOTE 29: SUPERANNUATION (Continued)

(b) Defined benefit superannuation arrangements (continued)

(v) Plan assets

The percentage invested in each asset class at reporting date:

	Allocation percentage		
	IAG Plan 2007	UK Plans 2007	IAG Plan 2006
	%	%	%
Australian shares	36	-	37
Overseas shares	24	38	25
Listed property trusts	10	-	10
Fixed interest	25	61	25
Cash	5	1	3

The assets of the IAG Plan are managed by the IAG Group. The assets of the IAG Plan do not include any shares issued by the Consolidated entity nor any property or other assets used by the Consolidated entity. The assets of the UK Plans are managed by independent trustee boards.

To determine the expected rate of return on assets, the actuary has considered the expected future investment returns for each major asset class net of investment tax and investment fees. These estimated returns for each asset class have been used to calculate the expected rate of return on the assets supporting the defined benefits based on the plans' target asset allocation and allowing for correlations of the investment returns between asset classes. The actual return on the IAG Plan assets for the year ended 30 June 2007 was 13.9% (2006 - 15.6%).

The assets of the UK Plans are managed by independent trustee boards.

(vi) Actuarial assumptions

Assumptions used in the determination of the financial position of the plans are reviewed annually and determined in conjunction with the independent actuaries to the plans. The principal actuarial assumptions used in determining the financial position of the plans include:

	IAG Plan 2007	UK Plans 2007	IAG Plan 2006
	%	%	%
Discount rate (gross) *	5.8	5.3	5.1
Expected rate of return on plan assets supporting pension liabilities	7.4	5.8	7.4
Expected rate of return on other plan assets	6.9	5.8	6.9
Expected future salary increases	4.0	4.6	4.0
Future pension increases - adult / child	2.5 / 0.0	3.1	2.5 / 0.0

*The discount rate for the IAG Plan has been determined by reference to the market yields on AA rated corporate bonds (2006 - government bonds). The UK Plans discount rate has been determined by reference to the market yields on AA rated corporate bonds in the United Kingdom.

(vii) Sensitivity of measurement to actuarial assumptions

The superannuation arrangements are by nature long term. The majority of the assumptions reflect this and are not changed to reflect short term variations in factors. The discount rate required to be applied for the IAG Plan must reflect the market yields on corporate bonds (2006 - government bonds) and so is subject to change if those yields change. A one percent reduction in the discount rate would result in a $11 million increase in the present value of the defined benefit obligation of the IAG Plan and result in the net financial surplus becoming a $46 million surplus.

NOTE 29: SUPERANNUATION (Continued)

(b) Defined benefit superannuation arrangements (continued)

(viii) Historical information

The experience adjustments are as follows:

	IAG Plan 2007	UK Plans 2007	IAG Plan 2006	IAG Plan 2005
	$m	$m	$m	$m
Plan liabilities	6	2	6	6
Plan assets	16	-*	10	19

* Amount rounds to zero.

The experience adjustments are based on the actuarial gain or loss after removing the impact of any change in assumptions.

	CONSOLIDATED 2007	2006
	$m	$m
NOTE 30: COMMITMENTS		
Commitments are not recorded on the balance sheet but are disclosed here at face value.		
(a) Capital commitments		
Software development		
- due within 1 year	11	-
- due within 1 to 2 years	11	-
- due within 2 to 5 years	36	-
- due after 5 years	26	-
	84	-
(b) Operating lease commitments		
Property		
- due within 1 year	88	81
- due within 1 to 2 years	92	65
- due within 2 to 5 years	205	56
- due after 5 years	435	24
Plant and equipment		
- due within 1 year	16	12
- due within 1 to 2 years	14	7
- due within 2 to 5 years	8	5
	858	250

Certain property, motor vehicles and computer equipment are leased under non-cancellable operating leases. Most leases are subject to annual reviews with increases subject to a set percentage or based on either movements in consumer price indices or operating criteria. Where appropriate, a right of renewal has been incorporated into the lease agreements at which time all terms and conditions may be renegotiated. There are no options to purchase the relevant assets on expiry of the lease. The operating lease commitments for property are to an extent offset by the receipt of sub-lease income of approximately $6 million per year from non-cancellable subleases.

NOTE 30: COMMITMENTS (Continued)

	CONSOLIDATED	
	2007	2006
	$m	$m
(c) Software licence and rental commitments		
- due within 1 year	29	39
- due within 1 to 2 years	7	3
- due within 2 to 5 years	3	1
	39	43
(d) Other commitments		
- due within 1 year	5	9
- due within 1 to 2 years	6	9
- due within 2 to 5 years	6	6
	17	24

NOTE 31: CONTINGENCIES

(a) Contingent liabilities

Contingent liabilities are not recognised on the balance sheet but are disclosed here where the possibility of settlement is less than probable but more than remote. Provisions are not required with respect to these matters as it is not probable that a future sacrifice of economic benefits will be required or the amount is not reliably measurable. If settlement becomes probable, a provision is recognised. The best estimate of the settlement amount is used in measuring a contingent liability for disclosure.

In the normal course of business, transactions are entered into that may generate a range of contingent liabilities. These include:

(i) litigation arising out of insurance policies;

(ii) Hastings Insurance Services Limited ("Hastings"), a wholly owned subsidiary of IAG, has received a claim for alleged breaches of its duties under an agency agreement. The claim is for loss and damage suffered in excess of $24 million. Hastings was acquired by the Consolidated entity on 29 September 2006. The claims against Hastings may, if proved, constitute a breach of warranty under the Share Purchase Agreement ("SPA") relating to the Hastings acquisition, which if proved, would give rise to warranty claims against the previous owner.

(iii) undertakings for maintenance of net worth and liquidity support to subsidiaries in the Consolidated entity. It is normal practice to provide wholly-owned subsidiaries with support and assistance as may be appropriate with a view to enabling them to meet their obligations and to maintain their good standing. Such undertakings constitute a statement of present intent only and are not intended to give rise to any binding legal obligation; and

(iv) guarantees for performance obligations, including a guarantee in relation to a standby letter of credit issued in support of the Consolidated entity's participation in Lloyd's of London.

(v) There is a potential assessment by the United Kingdom tax authority of outstanding tax payments relating to Hastings for tax years prior to the date when the company was acquired by the IAG Group. The amount of the assessment would not be significant to the IAG Group. The claim, if successful, would give rise to a claim under a tax indemnity provided by the previous owner.

It is not believed that there are any other potential material exposures to the Consolidated entity and there are no known events that would require it to satisfy the guarantees or take action under a support agreement.

NOTE 31: CONTINGENCIES (Continued)

(b) Reset exchangeable securities

In respect of the issue of reset exchangeable securities ("RES") by a wholly-owned subsidiary, IAG Finance (New Zealand) Limited ("IAGF NZ"):

(i) IAGF NZ has granted to Permanent Trustee Company Limited ("Trustee"), the trustee of the RES, a fixed charge over its right, title and interest in the payments to it under the *Portfolio Management Agreement* and certain intragroup receivables. IAG Portfolio Limited, a wholly-owned subsidiary of IAG, has granted to the Trustee a mortgage over IAG Portfolio Limited's portfolio of investments ("Portfolio") and a floating charge over its rights, property and undertaking as security to the RES holders.

(ii) Insurance Australia Limited has put in place an interest rate floor with IAG Portfolio Limited in the event the bank bill rate applicable to the calculation of the interest rate payable on the RES falls below a specified rate. This will enable IAG Portfolio Limited to generate sufficient income to allow IAGF NZ to make part or full interest payments on the RES.

(iii) In the event of an interest payment on the RES being unfranked, IAG must pay an amount into IAG Portfolio Limited to fund a gross-up of the interest payment on the RES.

(iv) IAG may exchange some or all of the RES for preference shares issued by IAG at any time. This exchange right is considered an embedded derivative within the RES and is recognised at fair value on the balance sheet. The exchange right has been assessed as having a fair value of $Nil at 30 June 2007 (2006 - $Nil).

(v) IAGF NZ may, in relation to the RES, change their terms, redeem them for cash or convert them into ordinary shares issued by IAG on any reset date. The next reset date is 15 March 2010.

(vi) IAGF NZ may, in relation to the RES, redeem them for cash or convert them into ordinary shares issued by IAG, if a tax event, regulatory event or acquisition event, as defined in the RES terms, occurs.

(vii) RES holders may redeem the RES on any reset date or if a trigger event, as defined in the RES terms, occurs.

(viii) IAG has an obligation to pay all costs, charges and expenses in managing the Portfolio including costs of the trustee and custodian.

(ix) IAG and other members of the IAG Group may be entitled to any surplus in the Portfolio from excess income from the Portfolio after the payment of aggregate interest payments on the RES or from excess net assets of the Portfolio after the payment of aggregate redemption amounts on the RES.

(c) Fiduciary activities

The Consolidated entity's fiduciary activities consist of investment management and other fiduciary activities conducted as manager, custodian or trustee for a number of investments and trusts. The funds managed on behalf of third parties which are not included in the Consolidated entity's balance sheet had a fair value as at 30 June 2007 of $2,012 million (2006 - $1,969 million). This does not include the investment by third parties in the IAG Asset Management Wholesale Trusts presented as minority interests in unitholders' funds on the balance sheet. The Consolidated entity is exposed to operational risk relating to managing these funds on behalf of third parties.

NOTE 32: RELATED PARTY DISCLOSURES

(a) Controlling entities

The ultimate parent entity in the Consolidated entity is Insurance Australia Group Limited which is incorporated in Australia.

(b) Subsidiaries

The Consolidated entity consists of Insurance Australia Group Limited and its subsidiaries (information in relation to ownership interests is provided in note 25). The IAG Group operates a shared services model with the use of dedicated units (such as head office finance providing accounting and processing services to operational entities) and entities (such as an entity that provides employee services, a technology company that provides software development services, and a reinsurance captive providing reinsurance services). All such intragroup transactions are charged to the relevant entities on either normal commercial terms and conditions, a direct and actual cost recovery basis or time allocation basis. Certain entities are economically dependent on other entities in the IAG Group. There are also loans between entities in the Consolidated entity. Only the transactions between the Parent and the wholly-owned subsidiaries are disclosed here because all other transactions that have occurred among entities within the Consolidated entity have been eliminated for consolidation purposes.

(i) Transaction during the year

Aggregate amounts included in the determination of profit before income tax for the year that resulted from transactions with related parties within the wholly-owned group were as follows:

	2007	2006
	$m	$m
Income		
Dividend revenue	**396**	745
Expenses		
Interest expense	**23**	26

(ii) Balances outstanding at reporting date

Aggregate amounts receivable from, and payable to, subsidiaries were as follows:

	2007	2006
Receivables		
Amounts receivable	**155**	160
Loans receivable	**667**	-
Payables		
Amounts payable	**109**	84
Loans payable	**211**	313

The loans receivable and payable are either interest bearing or non-interest bearing and are repayable on demand.

While the Parent does not transact directly with all subsidiaries, the Parent does however generally receive dividends from all subsidiaries even if indirectly through other subsidiaries. Details of the tax sharing and tax funding agreements are disclosed in note 1(m)(ii).

Other notes:

(i) IAG & NRMA Superannuation Plan

Two subsidiaries in the Consolidated entity, Insurance Manufacturers of Australia Pty Limited and Insurance Australia Group Services Pty Limited, have employees that are defined benefit members of the IAG & NRMA Superannuation Plan (refer note 29). While separate records are maintained for the liabilities relating to each member, there is effectively a sharing of the risks associated with the assets of the plan.

NOTE 32: RELATED PARTY DISCLOSURES (Continued)

(b) Subsidiaries (continued)

(ii) Transactions with IAG Asset Management Wholesale Trusts

IAG Asset Management Wholesale Trusts (some of which are disclosed as non-wholly owned subsidiaries in note 25), were established to enable higher investment yields for smaller investment portfolios. All subsidiaries within the IAG Group can invest in the trusts in accordance with their investment mandates. All investments in these trusts are on normal commercial terms and conditions.

The IAG & NRMA Superannuation Plan, the net financial position of which is recognised on the balance sheet, has a significant holding in some of the IAG Asset Management Wholesale Trusts. All transactions between the plan and the trusts are on normal commercial terms and conditions.

(iii) Other

Both the amount of the transactions and the outstanding balances at reporting date relating to transactions between the Parent and other subsidiaries are not significant and no further information is disclosed.

(c) Key management personnel

(i) Details of compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. It is important to note that the Company's Non-executive Directors are specifically required to be included as key management personnel in accordance with Australian Accounting Standard AASB124 *Related Party Disclosures*. However, the Non-executive Directors do not consider that they are part of "management".

The names and details of the Company's Non-executive Directors in office at any time during the financial year are as follows (Directors were in office for this entire period unless otherwise stated):

Mr JA Strong, Ms YA Allen, Mr JF Astbury, Mr PM Colebatch (appointed 1 January 2007), Mr GA Cousins, Mr ND Hamilton, Mr RA Ross and Mr B Schwartz.

During the year the following persons were the executives identified as key management personnel, with the greatest authority and responsibility for planning, directing and controlling the activities of the IAG Group:

Name	Current title
Mr MJ Hawker	Chief Executive Officer and Managing Director
Mr JP Breheny	Chief Executive Officer - Asia
Mr AM Coleman	Chief Risk Officer and Group Actuary
Mr NB Hawkins	Chief Executive Officer - IAG New Zealand
Mr DA Issa	Chief Executive Officer - Personal Insurance
Ms JS Johnson	Chief Executive Officer - Business Partnerships
Ms CF McLoughlin	Group Executive - Strategy
Ms SJ Mostyn	Group Executive - Culture & Reputation
Mr MJ Pirone	Chief Executive Officer - CGU Insurance
Mr N Utley [(i)]	Managing Director - UK
Mr J van der Schalk	Chief Executive Officer - Asset Management and Reinsurance
Mr G Venardos	Group Chief Financial Officer

(i) Mr N Utley, joined the IAG Group as Chief Executive Officer - Equity Insurance Group on 8 January 2007.

Mr P Connell joined IAG Group as Chief Executive Officer - Hastings Insurance Services ("Hastings") on 29 September 2006. He was a KMP only for the period up to 20 February 2007 at which time the process of integration of the Hastings operations with the newly acquired Equity Insurance Group commenced. IAG granted 29,400 PARs and 22,050 DARs to Mr Connell on 19 December 2007. He still holds these PARs and DARs.

NOTE 32: RELATED PARTY DISCLOSURES (Continued)

(c) Key management personnel (continued)

(i) Details of compensation (continued)

The aggregate compensation of the key management personnel is set out below:

	CONSOLIDATED 2007	CONSOLIDATED 2006
	$000	$000
Short-term employee benefits	15,108	12,242
Post-employment benefits	1,266	1,012
Other long-term benefits	169	187
Termination benefits	-	2,440
Share-based payments	3,925	3,242
	20,468	19,123

The key management personnel receive no compensation specifically in relation to the management of the Company. The compensation disclosed in the table above represents the key management personnel's estimated compensation received from the IAG Group in relation to their involvement in the activities with the Consolidated entity.

The Consolidated entity has applied the exemption under Corporations Amendment Regulations 2006 which exempts listed companies from providing remuneration disclosures in relation to the key management personnel in the financial statements as recognised by Accounting Standard AASB 124. These remuneration disclosures are provided in the Remuneration Report of the Directors' report. However, some disclosures are required to be replicated here.

(ii) Interest in securities

The tables below disclose the movements in total number of PARs, DARs and PSRs on issue held by each of the key management personnel. The PARs, DARs and PSRs were granted as payment of the share based payments remuneration of the share based payment remuneration policy. The Non-executive Directors, who are key management personnel, did not receive share based payments in the form of PARs, DARs and PSRs.

Holding of PARs

2007	PARs on issue 1 July	PARs granted during the year	PARs exercised during the year	PARs lapsed during the year	PARs on issue 30 June	PARs vested and exercisable 30 June
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	1,632,000	250,000	-	-	1,882,000	-
Mr JP Breheny	100,000	47,000	-	-	147,000	-
Mr AM Coleman	294,019	47,000	-	-	341,019	-
Mr NB Hawkins	168,456	47,000	-	-	215,456	-
Mr DA Issa	259,002	56,500	-	-	315,502	-
Ms JS Johnson	81,328	47,000	-	-	128,328	-
Ms CF McLoughlin	80,000	42,500	-	-	122,500	-
Ms SJ Mostyn	248,799	42,500	-	-	291,299	-
Mr MJ Pirone	282,206	56,500	-	-	338,706	-
Mr N Utley	-	44,500	-	-	44,500	-
Mr J van der Schalk	149,004	47,000	-	-	196,004	22,753
Mr G Venardos	338,303	56,500	-	-	394,803	-
	3,633,117	784,000	-	-	4,417,117	22,753

NOTE 32: RELATED PARTY DISCLOSURES (Continued)

(c) Key management personnel (continued)

(ii) Interest in securities (continued)

Holding of PARs (continued)

2006	PARs on issue 1 Jul	PARs granted during the year	PARs exercised during the year [(1)]	PARs lapsed during the year	PARs on issue 30 June	PARs vested and exercisable 30 June
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	1,200,000	600,000	(168,000)	-	1,632,000	-
Mr JP Breheny	-	100,000	-	-	100,000	-
Mr AM Coleman	258,195	90,000	(54,176)	-	294,019	-
Mr NB Hawkins	168,456 [(2)]	-	-	-	168,456	-
Mr DA Issa	223,177	83,500	(47,675)	-	259,002	-
Ms JS Johnson	87,300 [(2)]	-	(5,972)	-	81,328	-
Ms CF McLoughlin	-	80,000	-	-	80,000	-
Ms SJ Mostyn	214,307	80,000	(45,508)	-	248,799	-
Mr MJ Pirone	239,881	90,000	(47,675)	-	282,206	-
Mr J van der Schalk	149,004 [(2)]	-	-	-	149,004	22,753
Mr G Venardos	305,048	100,000	(66,745)	-	338,303	-
Total	2,845,368	1,223,500	(435,751)	-	3,633,117	22,753
Executives who ceased as key management personnel during the year:						
Mr IF Brown	221,716	-	-	-	221,716	45,508
Mr RJ Jackson	161,451	90,000	-	-	251,451	-
Mr DRA Pearce	196,232	-	-	-	196,232	49,029
Mr DJP Smith	238,167	80,000	(48,560)	-	269,607	-
Total	817,566	170,000	(48,560)	-	939,006	94,537

(1) $1 per tranche of PARs is payable to exercise. Nil remains unpaid per issued share acquired. For each PAR exercised, one IAG share was issued.

(2) This balance represents the PARs held by Mr Hawkins, Ms Johnson and Mr van der Schalk at the date of their appointment to the executive team.

Holding of PSRs

The PSRs Plan was closed for issuing further PSRs from the financial year ended 30 June 2003.

For the year ended 30 June 2007, there were no movements of PSRs (2006 - no movements). Only Mr J van der Schalk held 40,000 PSRs at the beginning and the end of the financial year.

2006	PSRs on issue 1 July	PSRs exercised during the year [(1)]	PSRs lapsed during the year	PSRs on issue 30 June	PSRs vested and exercisable 30 June
	Number	Number	Number	Number	Number
Mr MJ Hawker	60,000	(60,000)	-	-	-
Ms SJ Mostyn	68,670	(68,670)	-	-	-
Mr J van der Schalk	40,000 [(2)]	-	-	40,000	40,000

(1) The exercise price was $1 per tranche of PSRs. Nil remains unpaid per issued share acquired. For each PSR exercised, one ordinary IAG share was issued.

(2) This balance represented the PSRs held by Mr van der Schalk at the date of his appointment to the executive team.

NOTE 32: RELATED PARTY DISCLOSURES (Continued)

(c) Key management personnel (continued)

(ii) Interest in securities (continued)

Holding of DARs

2007	DARs on issue 1 July	DARs granted during the year	DARs exercised during the year	DARs lapsed during the year	DARs on issue 30 June	DARs vested and exercisable 30 June
	Number	Number	Number	Number	Number	Number
Mr MJ Hawker	-	187,500	-	-	187,500	-
Mr JP Breheny	-	35,250	-	-	35,250	-
Mr AM Coleman	-	35,250	-	-	35,250	-
Mr NB Hawkins	-	35,250	-	-	35,250	-
Mr DA Issa	-	42,375	-	-	42,375	-
Ms JS Johnson	-	35,250	-	-	35,250	-
Ms CF McLoughlin	-	31,875	-	-	31,875	-
Ms SJ Mostyn	-	31,875	-	-	31,875	-
Mr MJ Pirone	-	42,375	-	-	42,375	-
Mr N Utley	-	33,375	-	-	33,375	-
Mr J van der Schalk	-	35,250	-	-	35,250	-
Mr G Venardos	-	42,375	-	-	42,375	-
Total	-	588,000	-	-	588,000	-

Holding of ordinary shares

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG for the current year:

2007	Shares held at 1 July	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Net movement of shares due to other changes [2]	Total shares held at 30 June	Shares held nominally at 30 June [1]
	Number	Number	Number	Number	Number	Number
Mr JA Strong	259,465	34,232	-	1,230	294,927	282,352
Ms YA Allen	7,959	4,564	-	246	12,769	12,523
Mr JF Astbury	65,694	4,564	-	738	70,996	60,421
Mr PM Colebatch	-	10,251	-	-	10,251	10,251
Mr GA Cousins	176,211	4,564	-	-	180,775	30,775
Mr ND Hamilton	101,268	20,539	-	520	122,327	116,817
Mr RA Ross	165,406	11,410	-	492	177,308	74,505
Mr B Schwartz	10,689	6,846	-	246	17,781	17,535
Mr MJ Hawker	1,378,059	-	-	60,063	1,438,122	59,817
Mr JP Breheny	-	-	-	-	-	-
Mr AM Coleman	62,052	-	-	(59,508)	2,544	2,544
Mr NB Hawkins	24,332	-	-	246	24,578	-
Mr DA Issa	47,675	-	-	-	47,675	-
Ms JS Johnson	5,972	-	-	1,343	7,315	1,343
Ms CF McLoughlin	-	-	-	9,216	9,216	8,970
Ms SJ Mostyn	130,261	-	-	246	130,507	-
Mr MJ Pirone	79,063	-	-	-	79,063	11,432
Mr N Utley	-	-	-	-	-	-
Mr J van der Schalk	-	-	-	-	-	-
Mr G Venardos	110,780	-	-	25,891	136,671	48,795

NOTE 32: RELATED PARTY DISCLOSURES (Continued)

(c) Key management personnel (continued)

(ii) Interest in securities (continued)

Holding of ordinary shares (continued)

There were no shares received on exercise of DARs by the key management personnel as no DARs vested during the year ended 30 June 2007.

The relevant interest of each of the key management personnel and their related parties in ordinary shares of IAG for the financial year ended 30 June 2006:

2006	Shares held at 1 July	Shares granted as remuneration during the year	Shares received on exercise of PSRs	Shares received on exercise of PARs	Net movement of shares due to other changes	Total shares held at 30 June	Shares held nominally at 30 June
	Number	Number	Number	Number	Number	Number	Number
Mr JA Strong	225,547	33,918	-	-	-	259,465	247,382
Ms YA Allen	3,437	4,522	-	-	-	7,959	7,959
Mr JF Astbury	51,772	4,522	-	-	9,400	65,694	55,611
Mr GA Cousins	171,689	4,522	-	-	-	176,211	26,211
Mr ND Hamilton	80,744	20,351	-	-	173	101,268	96,278
Mr RA Ross	154,100	11,306	-	-	-	165,406	62,849
Mr B Schwartz	3,906	6,783	-	-	-	10,689	10,689
Mr MJ Hawker	1,150,059	-	60,000	168,000	-	1,378,059	-
Mr JP Breheny	-	-	-	-	-	-	-
Mr AM Coleman	65,896	-	-	54,176	(58,020)	62,052	54,176
MR NB Hawkins	-	-	-	-	24,332 (3)	24,332	-
Mr DA Issa	-	-	-	47,675	-	47,675	-
Ms JS Johnson	-	-	-	5,972	-	5,972	-
Ms CF McLoughlin	-	-	-	-	-	-	-
Ms SJ Mostyn	16,083	-	68,670	45,508	-	130,261	-
Mr MJ Pirone	31,388	-	-	47,675	-	79,063	11,432
Mr J van der Schalk	-	-	-	-	-	-	-
Mr G Venardos	38,289	-	-	66,745	5,746	110,780	27,632
Executives who ceased employment during the previous year							
Mr IF Brown	253,691	36,920	-	-	(2,530)	*	*
Mr RJ Jackson	7,351	-	-	-	-	*	*
Mr DRA Pearce	7,806	-	-	-	(6,738)	*	*
Mr DJP Smith	129,591	-	-	48,560	(54,511)	*	*

(1) Nominally held shares are included in the column headed total shares held at 30 June. Total shares are held by the key management personnel's related parties, inclusive of domestic partner, dependants and entities controlled, jointly controlled or significantly influenced by the key management personnel.

(2) Net movement of shares relates to acquisition and disposal transactions by the key management personnel and their related parties during the year. It includes any opening balances of shares held by key management personnel who were appointed during the year.

(3) This balance represents the shares held by Mr Hawkins at the date of his appointment to the executive team.

* These key management personnel ceased employment during the financial year. Information on shares held has only been disclosed up to the date of their cessation.

NOTE 32: RELATED PARTY DISCLOSURES (Continued)

(c) Key management personnel (continued)

(ii) Interest in securities (continued)

Holding of reset preference shares

No key management personnel had any interest in reset preference shares at any time during the financial year (2006 - nil).

Holdings of reset exchangeable securities

Other than Mr Hawker who held 1,000 reset exchangeable securities ("RES") nominally at the beginning and the end of the financial year, there were no key management personnel who held a relevant interest in RES of IAG Finance (New Zealand) Limited (2006 - no movements).

(iii) Other related party transactions with key management personnel

Mr N Utley was a shareholder of the Equity Insurance Group at the time it was acquired by the IAG Group. As part of that acquisition, Mr Utley received consideration for the sale of his shares. The consideration was paid in the form of unsecured notes with face value of GBP15 million (comprising three tranches that bear different terms and conditions) and 1.2 million DARs. The DARs issued as part of the consideration for the sale of shares, are not included as part of his share based remuneration. There were no payments made under the unsecured notes during the year ended 30 June 2007.

Mr Utley is a Non-Executive Director of, and has a 25.77% ownership interest in, Destiny Legal Services Limited ("DLSL") and Destiny Business Services Limited ("DBSL"). Mr Utley receives GBP60,000 per annum for his service as a Non-Executive Director and has not received any income from his ownership interest in DLSL and DBSL. DLSL and DBSL derive fees for legal services performed for the Equity Insurance Group and Hastings. The services provided relate to uninsured loss recovery legal cases and personal injury litigation. The Equity Insurance Group has advances outstanding at 30 June 2007 to DLSL and DBSL of GBP0.5 million which are not interest bearing. The share of fees earned by the Equity Insurance Group and Hastings are more than GBP1.1 million. All transactions are conducted on normal commercial terms and conditions.

(d) Other related parties

Contributions are made to various superannuation plans, both defined contribution and defined benefit plans. Information regarding transactions with the plans is provided in note 29.

NOTE 33: FINANCIAL RISK MANAGEMENT

The Parent

The Parent is a non-operating holding company and so has limited direct exposure to financial risks. The Board of the Parent sets the risk management policies for the IAG Group.

The financial assets and liabilities of the Parent are limited to amounts receivable from / payable to related bodies corporate, loans to / from related bodies corporate, and interest-bearing liabilities. The Parent does not use derivatives instruments but is party to an embedded derivative in relation to reset exchangeable securities outlined in note 31(b). The intragroup balances are considered highly liquid and of negligible credit risk and so the carrying amount is a reasonable approximation of the fair value of the balances. The intragroup balances bear a variable interest rate or bear no interest but are repayable on demand. The interest-bearing liabilities represent the issue of reset preference shares and GBP subordinated term notes (refer note 21). The impact from interest rate risk is as discussed in the notes below for the Consolidated entity.

NOTE 33: FINANCIAL RISK MANAGEMENT (Continued)

The Consolidated entity

The Consolidated entity is exposed to a variety of financial risks in the normal course of business; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Board and senior management of the IAG Group have developed, implemented and maintain a Risk Management Strategy ("RMS") which is discussed in more detail in note 10.

That part of the IAG Group's RMS concerning financial risk focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance. Key aspects of the processes established in the RMS to mitigate financial risks include:

- Having an Asset and Liability Committee ("ALCO") comprised of key executives with relevant oversight responsibilities that meets on a regular basis;
- Monthly stress testing is undertaken to determine the impact of adverse market movements and the impact of any derivative positions;
- Maintenance of an approved counterparty credit risk policy which is reviewed at least annually; and
- The external auditors of IAG provide a review opinion on the risk management strategies and limited internal controls (AGS 1026 Superannuation Funds: Auditor Reports on Externally Managed Assets) of IAG Asset Management's operations on a yearly basis.

The IAG Group's risk management policies include the use of derivatives for both investment operations and corporate treasury operations. The RMS sets out the permissible use of derivatives in relation to investment strategies, the parameters within which the derivatives may be used, and the control environment within which they are used.

Derivatives used in investment operations include share price index futures, equity swap agreements, exchange traded options and bank bill and bond futures. Derivatives used in corporate treasury operations include cross currency swaps, interest rate swaps, and forward foreign exchange contracts. Derivatives used include exchange traded derivatives which are standardised and over-the-counter derivatives which are individually negotiated between the contracting parties.

(a) Market risk

(i) Currency risk

Currency risk is the risk of loss arising from an unfavourable move in market exchange rates. The Consolidated entity is exposed to currency risk on its investments in international equities, receivables, payables and borrowings denominated in a currency other than Australian dollars, and the net investment in controlled foreign operations. The currencies giving rise to this risk are primarily New Zealand dollars, Thai Baht and British Pounds for insurance contracts and net investments in controlled foreign operations and United States dollars, Japanese Yen, New Zealand dollars and Euros for investment activities. Derivatives are used to manage selected currency exposures.

Forward foreign exchange contracts and cross currency swaps

The most common form of derivatives used to manage currency risk are forward foreign exchange contracts and cross currency swap contracts. At reporting date, the contractual amount and maturity profile of these derivatives was as follows:

	CONSOLIDATED	
	2007	2006
	$m	$m
Forward foreign exchange cross currency hedge contracts		
- matures within 1 year	1,939	1,094
- matures within 1 to 4 years	1,115	-
- matures within 4 to 5 years	-	432
	3,054	1,526

NOTE 33: FINANCIAL RISK MANAGEMENT (Continued)

(a) Market risk (continued)

(i) Currency risk (continued)

Cross currency swaps on US Dollar subordinated term notes

Insurance Australia Limited ("IAL") has entered into cross currency swaps to fully hedge the Australian dollar value of principal and interest flows on the Consolidated entity's US subordinated term notes. The swaps mature in 2010. Over the term of the swaps, the Consolidated entity will receive US dollar payments equal to the interest payable on the notes and will pay interest at either a fixed rate or variable rate of the three month bank bill swap rate plus a margin on a principal amount of A$401 million. On maturity of the swap, the IAG Group will repay the principal amount of A$401 million and receive US$240 million based on the original spot exchange rate at inception. Hedge accounting is applied in relation to these swap agreements (refer note 21).

Net investment hedges

Forward foreign exchange contracts and cross currency swaps are used to manage the currency risk relating to the net investment in controlled foreign operations and associates. At the reporting date, hedge accounting was used for the net investment in the New Zealand, Malaysia, Thailand and United Kingdom operations of the Consolidated entity.

(ii) Interest rate risk

The exposure to interest rate risk results from the holding of financial assets and liabilities in the normal course of business. Fixed interest rate assets and liabilities create exposure to fair value interest rate risk which is a market risk. Financial assets and liabilities with floating interest rates create exposure to cash flow interest rate risk. The two types of interest rate risk are disclosed here together for convenience. The most commonly used derivatives to manage interest rate risk exposures are interest rate swap agreements and futures.

Interest rate risk exposure

The exposure to interest rate risk and the weighted average effective interest rates on the interest-bearing financial assets and liabilities of the Parent and Consolidated entity are summarised in the table below. Where assets and liabilities on the balance sheet include both interest-bearing and non interest-bearing amounts, they are included as interest-bearing assets and liabilities for the purposes of this note. All other assets and liabilities presented on the balance sheet are non-interest bearing and therefore not subject to interest rate risk.

	PARENT						
		Fixed interest rate maturing in					
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total	Weighted average interest rate
2007	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**%**
Financial assets							
Loans to related bodies corporate	**150**	**-**	**-**	**493**	**24**	**667**	**5.64**
Financial liabilities							
Loans from related bodies corporate	**(211)**	**-**	**-**	**-**	**-**	**(211)**	**6.45**
Reset preference shares	**-**	**(200)**	**(350)**	**-**	**-**	**(550)**	**5.22**
GBP subordinated term notes	**-**	**-**	**-**	**(591)**	**-**	**(591)**	**5.66**
Net financial assets / (liabilities)	**(61)**	**(200)**	**(350)**	**(98)**	**24**	**(685)**	
2006							
Financial assets							
Cash and cash equivalents	1	-	-	-	-	1	5.50
Financial liabilities							
Loans from related bodies corporate	(138)	-	-	-	(175)	(313)	6.20
Reset preference shares	-	(350)	(200)	-	-	(550)	5.33
Net financial assets / (liabilities)	(137)	(350)	(200)	-	(175)	(862)	

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 33: FINANCIAL RISK MANAGEMENT (Continued)

(a) Market risk (continued)

(ii) Interest rate risk (continued)

	CONSOLIDATED						
		Fixed interest rate maturing in					
	Floating interest rate	1 year or less	Over 1 to 5 years	More than 5 years	Non-interest bearing	Total	Weighted average interest rate
2007	$m	$m	$m	$m	$m	$m	%
Financial assets							
Cash and cash equivalents	1,100	38	-	-	25	1,163	5.64
Premium funding loans	-	104	-	-	-	104	15.68
Money market securities	158	3,186	3,629	1,430	-	8,403	6.27
Financial liabilities							
NZD short term notes	-	-	(45)	-	-	(45)	7.36
Refinancing debts	(6)	-	-	-	-	(6)	6.75
Euro/USD floating rate notes	-	-	(46)	-	-	(46)	8.44
Subordinated term notes	-	(299)	-	-	-	(299)	6.58
GBP subordinated term notes	-	-	-	(591)	-	(591)	5.66
Unsecured notes	-	(77)	(12)	-	-	(89)	5.45
US subordinated term notes	-	-	(283)	-	-	(283)	5.19
Reset preference shares	-	(200)	(350)	-	-	(550)	5.22
Secured mortgage	(2)	-	-	-	-	(2)	7.00
Net financial assets / (liabilities)	1,250	2,752	2,893	839	25	7,759	
2006							
Financial assets							
Cash and cash equivalents	678	26	-	-	14	718	5.32
Premium funding loans	-	125	-	-	-	125	14.40
Money market securities	92	2,026	3,470	1,475	-	7,063	5.91
Financial liabilities							
NZD short term notes	-	-	(41)	-	-	(41)	7.25
Subordinated term notes	(50)	-	(249)	(2)	-	(301)	6.46
US subordinated term notes	-	-	(323)	-	-	(323)	5.19
Reset preference shares	-	(350)	(200)	-	-	(550)	5.33
Net financial assets / (liabilities)	720	1,827	2,657	1,473	14	6,691	

(i) The reset preference shares have no maturity date but they do have reset dates upon which certain terms, including the distribution rate, can be changed.

The spread of maturity of the money market securities for the Consolidated entity for the financial year ended 30 June 2007, is approximately 39% for 1 year or less, 17% for 1 to 2 years, 10% for 2 to 3 years, 11% for 3 to 4 years, 5% for 4 to 5 years, 17% for more than 5 years (2006 - 29%, 17%, 14%, 6%, 14%, and 20%).

The significant terms and conditions of the interest-bearing liabilities is disclosed in note 21.

NOTE 33: FINANCIAL RISK MANAGEMENT (Continued)

(a) Market risk (continued)

(ii) Interest rate risk (continued)

	PARENT		CONSOLIDATED	
	2007	2006	2007	2006
Reconciliation of net financial assets / (liabilities) to net assets	**$m**	**$m**	**$m**	**$m**
Net financial assets / (liabilities)				
- Interest-bearing	**(685)**	(862)	**7,759**	6,691
- Other	**5,604**	4,873	**2,039**	2,447
- Net insurance liabilities	**-**	-	**(9,168)**	(7,738)
Net non financial assets	**(11)**	(62)	**4,202**	2,271
Net assets	**4,908**	3,949	**4,832**	3,671

Interest rate swap agreements

IAL has entered into interest rate swap agreements to manage the interest rate exposure on the Consolidated entity's borrowings. IAL pays a fixed rate of interest under the swap agreements and receives a variable rate of interest equal to the amount payable on the underlying hedged borrowings. The interest income and expense associated with the swap agreements are recognised in profit or loss on a daily basis over the term for which the swap is effective as a hedge of the underlying borrowing. As at 30 June 2007, the weighted average fixed interest rate payable under the swap agreements was 6.77% per annum (2006 - 6.77% per annum) and the weighted average floating rate receivable was 7.88% per annum (2006 - 7.32% per annum) for the Consolidated entity.

As at reporting date, the notional principal amounts and period of expiry of these swap agreements were as follows:

	CONSOLIDATED	
	2007	2006
	$m	**$m**
Interest rate swap agreements		
- within 1 year	**50**	-
- within 1 to 2 years	**-**	50
- within 2 to 5 years	**350**	350
	400	400

Hedge accounting is applied in relation to these swap agreements (refer note 21).

As at reporting date, the notional principal amounts and periods of expiry of the swap agreements included in investments were as follows:

Interest rate swap agreements		
- within 1 year	**-**	233
- within 1 to 2 years	**300**	-
- within 2 to 5 years	**74**	75
- within 5 to 7 years	**12**	59
- over 7 years	**133**	179
	519	546

Futures

As at reporting date, the notional principal amounts and period of expiry of the interest rate related futures contracts were as follows:

Futures		
- matures within 1 year	**5,209**	3,252
- matures within 1 to 2 years	**144**	1,029
	5,353	4,281

NOTE 33: FINANCIAL RISK MANAGEMENT (Continued)

(a) Market risk (continued)

(iii) Price risk

The Consolidated entity is exposed to equity markets price risk through its investment in equities and the use of equity related derivative contracts. At reporting date, the notional principal amounts and period of expiry of the equity related derivative contracts were as follows:

	CONSOLIDATED	
	2007	2006
	$m	$m
SPI futures		
- matures within 1 year	787	1,032
Options		
- purchased - within 1 year	5	4
- purchased - within 1 to 2 years	2	-
- written - within 1 year	3	59
	797	1,095

(b) Fair value of financial instruments

The carrying amount on the balance sheet of all financial instruments is either the fair value of the assets and liabilities or a reasonable approximation of the fair value of the assets and liabilities. The measurement of the fair value of certain financial instruments is determined using valuation techniques and the use of different pricing models and assumptions could affect the reported fair value of these instruments. Provided below is information regarding the fair value of derivatives.

The net fair value of derivatives presented as investments at 30 June 2007 was $17 million (2006 - $1 million) for the Consolidated entity.

The total fair value of all derivatives, for which cash flow hedge accounting was applied, at 30 June 2007 was $128 million (2006 - $95 million) for the Consolidated entity. At reporting date, cash flow hedge accounting was applied in relation to two economic hedges relating to the US subordinated term notes (refer note 21(c)(iv)) and the hedge of the deferred consideration payable in relation to the acquisition of Alba Group Pte Limited. This was an anticipated transaction at reporting date.

The total fair value of all derivatives for which net investment hedge accounting was applied at 30 June 2007 was $21 million (2006 - $12 million) for the Consolidated entity.

In addition to the derivatives described above, certain contracts that have been entered into include embedded derivative features. Such embedded derivatives are assessed at inception of the contract and, depending on their characteristics, are accounted for as separate derivative financial instruments. The only embedded derivative identified which has been assessed as having a fair value at reporting date of $Nil is the exchange right on the reset exchangeable securities (refer note 21).

(c) Credit risk

Credit risk is the risk of loss from a counterparty failing to meet their financial obligations. The Consolidated entity's credit risk arises predominantly from investment activities, reinsurance activities (refer note 12), and dealings with intermediaries (refer note 10(e)). The Consolidated entity's credit quality management roles, principles and processes are detailed in the IAG Group Credit Risk Management Policy document which is approved by the IAG Board and complies with APRA's requirements for credit risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of credit quality throughout the IAG Group. The IAG Group Treasury function is responsible for ensuring that the policies governing the management of credit quality risk are properly implemented. The IAG Group's credit risk appetite relies heavily on credit rating agency research and is heavily weighted towards obligors of high quality investment grade. All new, changed and continuing credit risk exposures must be approved in accordance with the IAG Group's approval authority framework.

The IAG Group is exposed to credit risk from investments in third parties where the IAG Group holds debt and other securities issued by those companies. The credit risk relating to investments is monitored and assessed, and maximum exposures are limited. The investments comprising assets held to back insurance liabilities are restricted to investment grade securities.

NOTE 33: FINANCIAL RISK MANAGEMENT (Continued)

(c) Credit risk (continued)

Some of the more significant credit exposures relate to reinsurance receivables. For further information refer to note 12(e).

Only derivatives in liquid markets are used. As the primary purpose for using derivatives is hedging, any over-the-counter derivatives used have been transacted with investment grade quality financial institutions only. The IAG Group's credit policy and procedures ensure that exposures to counterparty risks are monitored constantly to operate within the risk limits approved by the IAG Board. As the exchange traded derivatives are being settled on a daily basis with the clearing house of the respective exchange, credit risk associated with these contracts is minimal.

Concentrations of credit risk exist if a number of counterparties have similar economic characteristics. At the reporting date, there were no material concentrations of credit risk as the Consolidated entity transacts with a large number of counterparties in various countries without any individual debtor having a material outstanding balance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, on the balance sheet.

(d) Liquidity risk

Liquidity risk is concerned with the risk of there being insufficient cash resources to meet payment obligations without affecting the daily operations or the financial condition of the Consolidated entity. Liquidity facilitates the ability to meet expected and unexpected requirements for cash. The liquidity position is derived from operating cashflows, investment portfolios and access to outside sources of liquidity such as bank lines of credit, established debt funding programmes, reinsurance arrangements and other sources. The balance sheet is prepared using the liquidity format in which the assets and liabilities are presented broadly in order of liquidity. The liquidity management roles, principles and processes are detailed in the IAG Group Liquidity Risk Management Policy document which is approved by the IAG Board and complies with APRA's requirements for liquidity risk management by a general insurer. The policy outlines the framework and procedures in place to ensure an adequate and appropriate level of monitoring and management of liquidity.

Sound liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. The nature of insurance activities means that the timing and amount of cash flows are uncertain. The liquidity risk management policy is concerned with ensuring the ongoing ability to meet the payment obligations to policyholders and other creditors across a wide range of operating conditions without suffering any significant additional cost. These processes are principally in the control of the IAG Group Treasury function.

Management of liquidity risk includes asset and liability management strategies. The assets held to back insurance liabilities consist predominantly of government securities (the most liquid of securities) and other very high quality securities which can generally be readily sold or exchanged for cash. The assets are managed so as to effectively match the maturity profile of the assets with the expected pattern of claims payments. The money market securities are restricted to investment grade securities with concentrations of investments managed by various criteria including issuer, industry, geography and credit rating. The proportion, by market value, of the technical reserves fund invested in high quality liquid assets for each group insurer must exceed 35% of the fund balance. There is a transition period for new acquisitions to comply with these policies.

Information regarding access to unutilised credit facilities is available in note 21(d).

The reset exchangeable securities (refer note 1(ag)) are a part of the liquidity management of the Consolidated entity. The ability to access external sources of liquidity from domestic and international capital market raisings is assisted by the strong financial strength rating of the IAG Group.

NOTE 34: CAPITAL MANAGEMENT

(a) Capital management strategy

The capital management strategy plays a central role in managing risk to create shareholder value whilst meeting the crucial and equally important objective of providing an appropriate level of capital to protect policyholders' and lenders' interests and satisfy regulators. Capital finances growth, capital expenditure and business plans and also provides support in the face of adverse outcomes from insurance and other activities and investment performance.

NOTE 34: CAPITAL MANAGEMENT (Continued)

(a) Capital management strategy (continued)

The determination of the capital amount and mix is built around three core considerations:

(i) Regulatory capital

All insurers within the Consolidated entity that carry on insurance business in Australia are registered with the APRA and are subject to the prudential standards which set out the basis for calculating the minimum capital requirement ("MCR") which is a minimum level of capital that the regulator deems must be held to meet policyholder obligations. An insurer's capital base is expected to be adequate for the size, business mix, complexity and risk profile of its business and so the MCR utilises a risk-based approach to capital adequacy. IAG uses the standardised framework for calculating the MCR detailed in the relevant prudential standard and referred to as the prescribed method which is determined to be the sum of the capital charges for insurance, investment, investment concentration and catastrophe concentration risk. It is IAG Group policy to ensure that each of the licensed insurers maintains an adequate capital position from an entity perspective. The IAG Group also voluntarily applies the MCR prudential standards to the IAG Group as a whole, as if the Consolidated entity was an APRA regulated entity (refer note 34(c)).

It is IAG Group policy to hold regulatory capital levels in excess of the MCR as required by APRA. The current target capital multiple for the Consolidated entity is 1.55 times (2006 - 1.55 times) the MCR which is a derivation of the required capital to meet the 1 in 750 year risk of absolute ruin needed to maintain the target credit rating (refer below). The policy also requires management to not take any action that would further reduce the capital multiple if an identified minimum capital multiple is reached, currently set as 1.35 times MCR for the Consolidated entity. APRA also imposes some restrictions on the composition of capital eligible to meet the MCR.

The IAG Group sets an ongoing capital target sufficient to maintain a probability no larger than 10% per annum of the IAG Group's available Group Capital being lower than 1.2 times Australian MCR. This is also factored into the derivation of the 1.55 times MCR target.

Capital calculations for regulatory purposes are based on the premium liabilities model which is different to the deferral and matching model which underpins the measurement of assets and liabilities in the financial statements. The premium liabilities model assesses future claims payments arising from future events insured under existing policies. This differs to the measurement of the outstanding claims liability on the balance sheet which considers claims relating to events that occur only up to and including the reporting date.

(ii) Ratings capital

The IAG Group aims to maintain the capital strength of the IAG Group by reference to a target financial strength rating from an independent ratings agency. The ratings are important because they reflect the 'very strong' financial strength of the IAG Group and demonstrate to stakeholders the ability to pay claims for the long term.

Key wholly owned insurers within the IAG Group had the following ratings published by Standard & Poor's Rating Services at 30 June 2007:

Entity	Issuer credit rating	Financial strength rating
Parent:		
Insurance Australia Group Limited	**AA-/Stable**	**AA-/Stable**
Licenced insurers:		
Insurance Australia Limited	**AA/Stable**	**AA/Stable**
IAG New Zealand Limited	**AA/Stable**	**AA/Stable**
CGU Insurance Limited	**AA/Stable**	**AA/Stable**
Swann Insurance (Aust) Pty Ltd	**AA/Stable**	**AA/Stable**
IAG Re Labuan (L) Berhad	**n/a**	**A+/Stable**
IAG Re Australia Limited (formerly NZI Insurance Australia Limited)	**AA/Stable**	**AA/Stable**

The objective is to retain the 'AA' category rating for the key wholly owned insurers within the IAG Group which is considered in the long term interests of shareholders in view of the security it provides to lenders, reinsurers, policyholders and shareholders in an industry that is, by its nature, subject to risk and volatility outside the participants' control. Maintaining the 'AA' rating requires managing the capital, both in terms of mix and overall level, in line with a 1 in 750 year risk of absolute ruin.

NOTE 34: CAPITAL MANAGEMENT (Continued)

(a) Capital management strategy (continued)

(iii) Economic capital

In conjunction with the considerations set out above, which are important to the functioning of the business, consideration is given to the operational capital needs of the business. Targeting a capital multiple above the minimum regulatory requirement aims to ensure the ongoing strength and security of the IAG Group whilst suitably protecting policyholders and lenders.

The maintenance of the target financial strength rating referred to above impacts directly on the cost of capital. When accessing funds in the market, the strong rating improves both the availability of capital and the cost at which it can be secured as potential investors generally demand a lower risk premium.

An important influence on the capital levels is the payment of dividends. The Consolidated entity aims to maintain normalised earnings payouts within a ratio range approved by the IAG Board. As part of the management of capital, a special dividend was declared and paid during the year ended 30 June 2006.

The capital objectives are achieved through dynamic management of the balance sheet and capital mix, the use of a risk-based capital adequacy framework for capital needs that relies on explicit quantification of uncertainty or risk, and the use of modelling techniques such as Dynamic Financial Analysis which provide valuable input to the capital management process and provide the capacity to quantify and understand this risk / return trade-off. The influence on capital needs of product mix, the reinsurance programme, catastrophe exposure, investment strategy, profit margins and capital structure are all assessed through the Dynamic Financial Analysis modelling.

(b) Capital composition

The IAG Group's capital comprises ordinary shares and interest-bearing liabilities. The interest-bearing liabilities include reset preference shares which are a hybrid security having characteristics of both debt and equity. The balance sheet capital mix was:

		CONSOLIDATED	
	Target	2007	2006
	%	%	%
Ordinary equity	68	70	73
Hybrid securities	12	8	11
Debt	20	22	16
	100	100	100

The target percentages are largely driven by the target credit rating. As at 30 June 2007, the balance sheet capital mix held more ordinary equity than targeted due largely to treatment of intangible assets in the rating assessment. The capital disclosed above does not include the $550 million of contingent capital made available through the reset exchangeable securities (refer note 1(ag)).

(c) Regulatory capital compliance

The insurers within the Consolidated entity have at all times during the current and prior financial year complied with the externally imposed capital requirements to which they are subject. The MCR calculation for the Consolidated entity provided below is based on applying in principle the APRA standards for individual entities to the consolidated position, pending the publication by APRA of a comprehensive standard to determine prudential capital at a consolidated level (such a standard is currently undergoing a consultation process). A similar basis is used for both the Australian and international insurance businesses.

The requirements for determining capital adequacy changed during the current financial year as APRA's final changes in response to Australia's transition to IFRS came into effect. Changes in the MCR calculation methodology do not apply retrospectively for the determination of regulatory compliance. For this reason, the MCR calculation for the comparative period is disclosed as it was at that date, as reported to APRA, and has not been restated for current period changes in the calculation.

NOTE 34: CAPITAL MANAGEMENT (Continued)

(c) Regulatory capital compliance (continued)

		CONSOLIDATED	
		2007	2006
		$m	$m
Statutory capital			
Tier 1 capital			
Fundamental tier 1 capital			
Ordinary shares		4,361	3,263
Reserves		(4)	(6)
Retained earnings		372	274
Excess technical provisions (net of tax)	(i)	431	421
Innovative Residual tier 1 capital			
Reset preference shares, net of transaction costs		549	547
Deductions from tier 1 capital	(ii)		
Treasury shares held in trust	(iii)	(36)	(40)
Goodwill		(2,222)	(1,486)
Intangibles		(815)	(57)
Net deferred tax assets		(223)	(123)
Other		(112)	(62)
Total Tier 1 capital		2,301	2,731
Tier 2 capital			
Subordinated term notes		1,151	624
Total statutory capital		3,452	3,355
Minimum capital requirement ("MCR")			
Insurance risk		1,295	1,085
Investment risk		573	549
Investment concentration risk	(iv)	-	-
Catastrophe concentration risk		200	200
Total MCR		2,068	1,834
MCR multiple		1.67	1.83

(i) The excess technical provisions represent the difference between the insurance liabilities incorporating a risk margin (refer note 11(f)) on the balance sheet based on the deferral and matching model and the insurance liabilities incorporating a risk margin equivalent to a probability of adequacy of 75% used for regulatory reporting purposes based on the premium liabilities model.

(ii) Certain assets that are considered acceptable from an accounting perspective are, from a supervisory perspective, considered to be generally not available or of reduced value should an insurer encounter difficulties. Holdings of such assets are therefore required to be deducted from the regulatory capital base.

(iii) The portion of the treasury shares held in trust that does not meet eligibility criteria under APRA prudential rules.

(iv) The investment concentration risk charge is zero reflecting that the holding of particular assets, including reinsurance recoveries, and exposure to a particular obligor, are sufficiently diversified for the purposes of the regulatory capital calculations.

The increase in the total minimum capital requirement for the year ended 30 June 2007 is principally due to the acquisitions in the United Kingdom. The MCR calculation does not include the $550 million of contingent capital made available through the reset exchangeable securities (refer note 1(ag)), which if exchanged, would bring the MCR multiple to 1.94 (2006 – 2.13).

	CONSOLIDATED	
	2007	2006
	$	$
NOTE 35: NET TANGIBLE ASSETS		
Net tangible asset per ordinary share	0.90	1.22

Net tangible assets per ordinary share has been determined from net assets after adjusting for minority interests, intangible assets (note 18) and goodwill (note 19).

NOTE 36: EVENTS SUBSEQUENT TO REPORTING DATE

As the following transactions occurred after reporting date and did not relate to conditions existing at reporting date, no account has been taken of them in the financial statements for the year ended 30 June 2007.

(a) Declaration of final dividend

On 24 August 2007, a final dividend of 16 cents per share, 100% franked, was declared by the Company. The dividend will be paid on 8 October 2007. The Company's dividend reinvestment plan ("DRP") will operate by issuing new ordinary shares to participants. The dividend will be fully underwritten such that the shortfall in the DRP take-up will be underwritten.

(b) Sale of premium funding business

On 17 August 2007, a contract was entered into for the sale of the existing and ongoing loan business of CGU Premium Funding Pty Limited. It is expected that the transaction will be completed in September 2007.

INSURANCE AUSTRALIA GROUP LIMITED AND SUBSIDIARIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Insurance Australia Group:

(a) the financial statements and notes 1 to 36, including the remuneration disclosures that are contained in the Remuneration Report in sections A to D of the Directors' report, are in accordance with the Corporations Act 2001 including:

(i) giving a true and fair view of the financial position of the Company and Consolidated entity as at 30 June 2007 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including Australian Interpretations) and the Corporations Regulations 2001; and

(b) the Remuneration Report in sections A to D of the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*; and

(c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration required by section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2007.

Signed at Sydney this 24th day of August 2007 in accordance with a resolution of the Directors.

.... Director

James Strong .... Director

INDEPENDENT AUDITOR'S REPORT TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

Report on the financial report and AASB 124 remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Insurance Australia Group Limited (the "Company"), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies and other explanatory notes 1 to 36 and the directors' declaration of the Consolidated entity comprising the Company and its subsidiaries at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report – sections A to D" in the directors' report and not in the financial report. We have audited these remuneration disclosures.

Directors' responsibility for the financial report and the AASB 124 remuneration disclosures contained in the directors' report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state, in accordance with Australian Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the Company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We performed the procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001* and Australian Accounting Standards (including the Australian Interpretations), a view which is consistent with our understanding of the Company's and the Consolidated entity's financial position, and of their performance and whether the remuneration disclosures are in accordance with Australian Accounting Standard AASB 124.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

INDEPENDENT AUDITOR'S REPORT TO THE EQUITY HOLDERS OF INSURANCE AUSTRALIA GROUP LIMITED

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Insurance Australia Group Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and the Consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1(a).

Auditor's opinion on AASB 124 remuneration disclosures contained in the directors' report

In our opinion the remuneration disclosures that are contained in sections A to D of the Remuneration Report in the directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

KPMG

KPMG

Brian Greig
Partner

Sydney
24 August 2007

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